Exhibit 4

Submitted by the Prime Minister

Enrico Letta

and the Minister of the Economy and Finance

Fabrizio Saccomanni

on 20 September 2013

TABLE OF CONTENTS

I.	SUMMARY	1

II.	MACROECONOMIC SCENARIO	5

	[Focus] Validation of macroeconomic forecasts, as provided by the Two Pack	8
	[Focus] Trend of the credit market and the effects on businesses	10
	[Focus] Impact of the legislation to accelerate settlement of the PA’s debts	11
	[Focus] Macroeconomic impact of certain measures of 2013 for relaunching the economy	12

III.	EUROPEAN COUNCIL RECOMMENDATIONS TO ITALY	13

	[Focus] Status of implementation of the measures and automatic applicability	25

IV.	PUBLIC FINANCE	27

IV.1	Public finance framework	27
	[Focus] The debt rule	36
	[Focus] Medium-/long-term trends in Italy’s pension system	38
IV.2	Main public finance initiatives adopted in 2013	39
	[Focus] Measures adopted in the past four months	43
	[Focus] Implications of the Two Pack on the planning documents provided by the law	44
IV.3	Multi-year evaluation plan for public property	45
IV.4	State budget under policy scenario	47
IV.5	Content of the Domestic Stability Pact	48

V.	REFORMS UPDATE	49

V.1	Institutional reforms	50
V.2	Structural rebalancing of the public accounts	52
V.3	A modern and competitive tax system	53
V.4	A more efficient and inclusive labour market	56
V.5	A more efficient and modern public administration	58
V.6	Support to businesses, industrial policies and stimulus to competition	59
V.7	The strategic role of infrastructures and transport	62
V.8	Priority actions for southern Italy	64
V.9	University and research	65
V.10	Education and human capital	67
V.11	More effective and efficient justice system	68
V.12	Responding to the grand challenges of healthcare and assistance	70
V.13	Greater attention to the farming sector	72
V.14	Getting back on the path of long-lasting development	73
V.15	Cultural heritage, a common good to be exploited	75
V.16	Growth diplomacy	76

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

VI.	REPORT ON THE ARREARS OF PUBLIC ADMINISTRATIONS	79

VI.1	Introduction	79
VI.2	Payments made by public administrations	79
VI.3	Acknowledgement of the public sector arrears	80
VI.4	Measures for completing the settlement of the public sector arrears	80

ANNEXES

Reports on investment expenditures and relevant multi-year laws (Volume I)
Reports on investment expenditures and relevant multi-year laws (Volume II)
Report on results achieved through measures to counter tax evasion

II	MINISTERO DELL’ECONOMIA E DELLE FINANZE

TABLE OF CONTENTS

TABLES

Table I.1	Public finance indicators (% of GDP)
Table II.1	Macroeconomic framework (% change, unless otherwise indicated)
Table IV.1a	General government account at unchanged legislation (in € mn)
Table IV.1b	General government account at unchanged legislation (% of GDP)
Table IV. 1c	General government account at unchanged legislation (% changes)
Table IV.2a	Public finance aggregates – based on policy scenario (% of GDP)
Table IV.2b	Cash balances based on policy scenario (% of GDP)
Table IV.3	Cyclically adjusted public finance (% of GDP)
Table IV.4	One-off measures (in € mn)
Table IV.5	General government debt by sub-sector (in € mn and % of GDP)
Table IV.6	Cumulative impact of the measures enacted in 2013 on general government net borrowing (in € mn; including induced effects)
Table IV.7	Cumulative impact of the 2013 budget measures on general government net borrowing (in € mn; including induced effects)
Table IV.8	Cumulative impact of the 2013 budget measures on general government net borrowing, by sub-sector (in € mn; including induced effects)
Table IV.9	State budget for 2014-2016 under policy scenario (in € bn and net of accounting, settlements payable and VAT refunds)
Table VI.1	Payments made by the public administrations as of September 2013 (in € mn)

FIGURES

Figure II.1	Economic indicators regarding businesses

APPENDIX

Table A.1	Impact of Decree-Law No. 35/2013 on general government net borrowing
Table A.2	Impact of Decree-Law No. 54/2013 on general government net borrowing
Table A.3	Impact of Decree-Law No. 63/2013 on general government net borrowing
Table A.4	Impact of Decree-Law No. 69/2013 on general government net borrowing
Table A.5	Impact of Decree-Law No. 76/2013 on general government net borrowing
Table A.6	Impact of Decree-Law No. 91/2013 on general government net borrowing
Table A.7	Impact of Decree-Law No. 101/2013 on general government net borrowing
Table A.8	Impact of Decree-Law No. 102/2013 on general government net borrowing
Table A.9	Impact of Decree-Law No. 104/2013 on general government net borrowing

MINISTERO DELL’ECONOMIA E DELLE FINANZE	III

I. SUMMARY

After eight quarters of contraction, the Italian economy appears to be finally on the verge of a recovery. During a recession without precedent in its history, Italy has lost more than 8 percentage points of GDP. Economic policy now has two priorities: to reinforce the recovery underway and to address the factors that limit competitiveness and productivity in order to increase economic growth and employment. Short-term economic policy and structural reforms must be closely coordinated.

GDP is expected to stabilise in the third quarter of this year, and should reflect a moderate increase in the fourth quarter. In 2013, GDP is forecast to contract by 1.7 per cent, incorporating the negative carryover of one percentage point from 2012. In recent months, the Government has supported the recovery of economic activity through various initiatives: the acceleration of the payments of the Public Administrations (PA), aimed at injecting liquidity into the economy and alleviating the difficulties of businesses in accessing credit; the incentives to reduce the labour costs for young workers; the various programmes to support the construction and infrastructure sectors, which, in recent years, have witnessed a drastic decline in output; and important programmes for improving the quality of public expenditure and providing support to domestic demand.

These initiatives should fully show their effects in the coming months. In 2014, the growth of GDP should be equal to 1.0 per cent. The forecast also reflects the strengthening of the global economy and the gradual waning of specific factors that adversely impacted the economy’s performance in 2013. The growth of GDP should increasingly strengthen in future years, until reaching 1.9 per cent in 2017. The scenario presented in this note is based on the continuation of the Government’s reform efforts.

For a country with a high public debt, the process of fiscal consolidation is an essential part of a growth-oriented economic policy. In past years, the increase in the PA’s net borrowing has been limited, despite the sharp drop in GDP, and in 2012, the deficit was kept below the threshold of 3.0 per cent of GDP.

In 2013, the net borrowing based on unchanged legislation could reach 3.1 per cent of GDP absent additional policy measures, exceeding the forecast indicated in the Economic and Financial Document (EFD) by 0.2 percentage points. The increase in the deficit stems from the trend of revenues, which reflects less favourable growth than that forecast in the EFD. Conversely, the trend of expenditure is essentially in line with the April estimates. The Government intends to adopt timely initiatives in order to keep the deficit within the 3.0 per cent threshold.

Associated with this figure is a structural deficit equal to 0.4 per cent of GDP in 2013. The improvements in the structural balance in 2013 and in the average obtained over the 2012-2013 two-year period (equal to 0.9 and 1.6 percentage points of GDP, respectively) are well above those required of the countries still far

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

from the Medium Term Objective (0.5 percentage points of GDP per year). Finally, it should be noted that the payments of the PA’s past-due debts due to capital expenditure, as agreed with the European Union, will account for approximately 0.5 percentage points of GDP in 2013.

TABLE I.1: PUBLIC FINANCE INDICATORS (% of GDP)1

	2011	2012	2013	2014		2015	2016	2017
UPDATED SCENARIO BASED ON UNCHANGED LEGISLATION
Net borrowing	-3.8	-3.0	-3.1	-2.3		-1.8	-1.2	-0.7
Primary balance	1.2	2.5	2.3	3.0		3.5	4.1	4.5
Interest	5.0	5.5	5.4	5.4		5.3	5.3	5.2
Net structural borrowing (2)	-3.6	-1.3	-0.5	-0.1		-0.2	-0.5	-0.6
Change in structural balance	-0.2	-2.3	-0.7	-0.4		0.1	0.2	0.2
Public debt (including Euro Area aid and PA payables) (3)	120.8	127.0	133.0	133.2		130.5	127.1	123.2
Public debt (net of Euro Area aid) (3)	120.0	124.3	129.5	129.4		126.8	123.5	119.7
Public debt (net of Euro Area aid and PA payables) (3)	120.0	124.3	127.7	126.3		123.8	120.6	116.9

Fiscal adjustment on the primary balance			0.1	-0.3		0.4	0.2	0.2
Annual reduction in public debt stock				0.5		0.5	0.5	0.5

HYPOTHESIS OF POLICY SCENARIO FRAMEWORK
Net borrowing	-3.8	-3.0	-3.0	-2.5	(5)	-1.6	-0.8	-0.1
Primary balance	1.2	2.5	2.4	2.9		3.7	4.5	5.1
Interest	5.0	5.5	5.4	5.4		5.3	5.3	5.1
Net structural borrowing (2)	-3.6	-1.3	-0.4	-0.3		0.0	0.0	0.0
Change in structural balance	-0.2	-2.3	-0.9	-0.1		-0.3	0.0	0.0
Public debt (including Euro Area aid and PA payables) (3)	120.8	127.0	132.9	132.8		129.4	125.0	120.1
Public debt (net of Euro Area aid) (3)	120.0	124.3	129.3	129.0		125.7	121.4	116.6
Public debt (net of Euro Area aid and PA payables) (3)	120.0	124.3	127.6	125.8		122.7	118.5	113.8

Memo: Economic and Financial Document (April 2013)
Net borrowing	-3.8	-3.0	-2.9	-1.8		-1.5	-0.9	-0.4
Primary balance	1.2	2.5	2.4	3.8		4.3	5.1	5.7
Interest	5.0	5.5	5.3	5.6		5.8	6.0	6.1
Net structural borrowing (2)	-3.5	-1.2	0.0	0.4		0.0	0.0	0.0
Change in structural balance	-0.2	-2.3	-1.1	-0.4		0.4	0.0	0.0
Public debt (including Euro Area aid) (4)	120.8	127.0	130.4	129.0		125.5	121.4	117.3
Public debt (net of Euro Area aid) (4)	120.0	124.3	126.9	125.2		121.8	117.8	113.8

Nominal GDP (absolute value x 1,000)	1,578.5	1,565.9	1,557.3	1,602.9		1,660.7	1,718.4	1,779.6

1)	Slight discrepancies, if any, are due to rounding.
2)	Net of one-off measures and cyclical component.
3)	Inclusive or net of Italy’s portion of the EFSF loans to Greece and the ESM programme. For the years of 2011 and 2012, the amounts of such loans to Member States of the EMU (bilateral or through the EFSF) were respectively €13.118 million and €36.932 million. The values, net of the amounts to cover the PA’s past-due trade payables, incorporate fewer issues for €27.2 million in 2013 and €20 million in 2014. The estimates for 2014-2017 based on the policy scenario include the proceeds from privatisations and real property sales amounting to approximately 0.5 percentage points of GDP per year. The current scenario assumes that spreads between the yields on 10-year Italian government securities and those on comparable German securities will gradually contract to 200 basis points in 2014, 150 in 2015, and 100 in 2016 and 2017.
4)	Inclusive or net of Italy’s portion of the EFSF loans to Greece and the ESM programme. For the years of 2011 and 2012, the amounts of such loans to Member States of the EMU (bilateral or through the EFSF) were respectively €13.118 million and €36.932 million. The estimates for the years 2013-2017 include the proceeds from privatizations and real property sales amounting to approximately 1.0 percentage points of GDP per year.
5)	The use of 0.2 percentage points of the fiscal balance in 2014 (difference between the balance on unchanged legislation and the balance based on the policy scenario) is explained by the intention to finance several capital expenditure items not included in the balance on unchanged legislation.

Note: The revenue forecasts consider the continuation of the experimental taxation of real property instituted by Decree-Law No. 201/2011 over the entire forecast period.

2	MINISTERO DELL’ECONOMIA E DELLE FINANZE

I. SUMMARY

In later years, the net borrowing based on the policy scenario is expected to fall gradually, from 2.5 per cent of GDP in 2014 (corresponding to a structural deficit of 0.3 percentage points) to 0.1 per cent in 2017, a figure that is lower than that indicated in the EFD.

As shown by the public finance outcomes for 2012, as well as the estimated trends for 2013 and subsequent years, the fiscal consolidation process made it possible to close out the Excessive Deficit Procedure initiated with respect to Italy. It is an important result, but Italy still needs to maintain a rigorous approach. The Government believes that the achievement of a balanced budget in structural terms remains an essential condition for ensuring sustainability of the public debt and maintaining the confidence of both businesses and the financial markets. The policy scenario outlines a convergence path towards this target, with a balanced position achieved as from 2015, in line with national and European rules.

While acknowledging the binding nature of these constraints, the Government is committed to promoting a review of national and European economic policies in order to place even greater priority on economic growth and employment.

In the future, the definition of a target for the PA’s primary expenditure could increase the effectiveness of the spending review processes and contribute to paving the way for a reduction of the tax burden. The corrective measures outlined in 2015 and beyond will need to revolve around a reduction of public expenditure, with intense spending review activity to be inaugurated in 2014 in order to reduce the tax burden.

The policy scenario debt-to-GDP ratio (inclusive of the financial aid to other Member States of the Euro Area and the settlement of the PA’s past-due debts) increases from 127.0 per cent in 2012 to 132.9 per cent in 2013 and to 132.8 per cent in 2014. With the gradual settlement of the PA’s payables (forecast to equal 1.2 points of GDP in 2014), the reduction of the debt-to-GDP ratio becomes more evident, falling to 120.1 per cent in 2017. Net of the aid to European financial support programmes, the public debt is equal to 124.3 per cent of GDP in 2012, rises to 129.3 per cent in 2013 and descends to 116.6 per cent in 2017. The decline is also affected by the estimated proceeds from privatisations (0.5 percentage points of GDP per year), which take into account the instruments already operational for proceeding with the valuation and subsequent sale of State property, including both buildings and shareholdings.

This path ensures the compliance with the new debt rule introduced by the European Union (translated into the Minimum Linear Structural Adjustment). The substitution of measures currently incorporated into the scenario on unchanged legislation with non-structural measures would make it more difficult to comply with the rule, and would introduce the risk of the opening of another Excessive Deficit Procedure.

In addition to its usual content, this EFD Update provides an update of the reform actions in process and those to be introduced in the future, in response to the EU Council Recommendations, and more in general, in response to the need to increase the country’s competitiveness and economic growth. Finally, as provided by the first decree for the acceleration of the payments in arrears of the PA to its suppliers, this document incorporates a Report containing information related to the status of the PA’s payments, as well as the initiatives to be undertaken in order to complete the payment of the PA’s debts accrued as of 31 December 2012.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

To complete the 2014-2016 fiscal package, the Government will introduce legislative bills on the following subjects:

i.	Development and simplifications;

ii.	Labour and social equality;

iii.	Civil justice;

iv.	Green economy and the fight against environmental waste (‘Provisions aimed at promoting green economy measures and at containing excessive consumption of environmental resources’);

v.	Local government bodies;

vi.	Measures for relaunching the farming and agro-food sector.

4	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC SCENARIO

The international macroeconomic scenario is marked by a gradual recovery, with mixed performance among the various geographic areas. During the second quarter of 2013, international trade and global production decelerated slightly with respect to the pace of expansion during the preceding quarter. In August, the global Purchasing Managers Index (PMI) for the manufacturing sector was once again above the expansion threshold, as occurred during the first part of 2013.

According to main international financial institutions, the slow recovery of the world’s most industrialised economies in the near term can be attributed to the deleveraging still occurring within the banking system and among corporations, and to the continuation of fiscal consolidation. The forecasts for global demand anticipate a more pronounced recovery in the medium term.

In the Euro Area, the economy is once again growing after six quarters of contraction. In the second quarter of 2013, the Euro Area GDP rose by 0.3 per cent with respect to the preceding quarter, after having declined by 0.2 per cent in the first quarter. In its September forecasts, the European Central Bank estimated that the Euro Area GDP would contract by 0.4 per cent in 2013 and expand by 1.0 per cent in 2014, thus revising its June forecast upward by 0.2 percentage points and downward by 0.1 percentage points, respectively. Even so, the scenario is marked by a continuation of weak domestic demand and high unemployment, aggravated by fears of reduced demand from emerging markets. Credit institutions have already repaid a part of the funds obtained from the ECB refinancing transactions, thereby suggesting a gradual return to normal conditions in the financial market. However credit market rigidities are still evident. Alongside a decrease in the supply of credit, the drop in loan demand from households and businesses, due principally to uncertain prospects about the future, is a cause for concern. Against this backdrop, the European Parliament’s recent approval of the single supervisory system for the banking sector represents an important step toward European banking union which should become a reality within another year.

The main risks to the international framework concern: the geo-political tensions in Middle East, with possible repercussions on commodity prices; the possibility of a shift in the direction of monetary policy with the rise of interest rates and a further slowdown in the rates of growth in emerging nations; and new tensions in the financial and credit markets.

The recession in Italy reached its peak in the final months of 2012, followed by a gradual reduction in the rate of contraction of GDP. In the first and second quarters of 2013, the quarter-on-quarter decrease in GDP amounted to 0.6 per cent and 0.3 per cent, respectively.

The negative contribution of domestic demand to growth was less pronounced in the case of both private consumption and investment. The trend of investments incorporates mixed results: spending on machinery, equipment and transportation was slightly higher starting from the second quarter, while investment in

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

construction continued to fall. Over the first six months of the year, the flow of exports remained essentially stable, while imports again decreased. In the second quarter, inventories once again made a significant negative contribution to growth (equal to -0.4 percentage points), thereby largely explaining the contraction of GDP.

All of the main leading indicators have been providing favourable signs for several months. The data on manufacturing businesses published in September show further increases in both business confidence and the PMI. In particular, the indications related to orders are positive, including those coming from the domestic market.

The improvement of consumer confidence indicators suggests a gradual recovery of domestic demand in the next few quarters, with beneficial effects on the services sector.

The still slightly negative trend of lending to the private sector is likely to continue to impede growth for some months, thus softening the expansionist effects of the Government’s latest measures.

The expected gradual strengthening of industrial production in the next few months is likely to lead to a full recovery of the country’s economic activity by year end. However, the most recent figure (a month-on-month decrease of 1.1 per cent in July) has prompted some caution with respect to the growth estimates for the third quarter. Moreover, a negative trend in July was also seen in other European countries, and particularly in Germany.

Accordingly, considering that the contraction of GDP in the first part of 2013 was slightly higher than contemplated in the macroeconomic projections contained in the Economic and Financial Document (EFD), the estimate of GDP growth is now -1.7 per cent. The figure incorporates a very significant negative carryover effect of 1.0 percentage point from the year 2012.

6	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC SCENARIO

The prospects of recovery in economic activity in 2014 are fully confirmed, including in light of the legislation to accelerate the payment of the arrears of the Public Administrations (PA); however, in relation to a reduced positive statistical carryover effect from 2013, the 2014 annual change in GDP is now estimated to be 1.0 per cent. The growth of Italy’s economy should climb above 1.0 per cent starting in 2015, with the negative output gap (currently equal to more than 4 percentage points of GDP) expected to gradually close.

The upward revision of the medium-term forecasts has been done on the basis of a careful evaluation of the reforms introduced to date. The EFD presented in April only partially incorporated the effect of the reforms that were enacted during the previous legislature and examined within the National Reform Programme. The conservative evaluation stemmed from the methodological premise that the estimates of the impact of the reforms incorporated a still-incomplete process of implementation (for example, through the approval of the necessary secondary legislation). The Government is committed to making the reforms already enacted fully effective, and where opportune, to reviewing certain elements in order to improve their scope and effectiveness. This approach has been appropriately reflected in the impact estimates. In addition, the Government has put in place the conditions for greater use of structural and convergence funds, which will also support the recovery. Chapter III of this report contains a focus topic on the “Status of implementation of the reforms” which provides an account of the progress made thus far.

Added to this are important structural reform measures introduced in recent months that are discussed in a focus topic in this chapter. These measures, for example, include: various initiatives to improve the quality of public expenditure (spending reviews) that should gradually pave the way to a reduction of taxation; the fiscal initiatives that have actually accelerated some of the measures of the enabling act; the privatisation process initiated; and additional institutional reforms in process. More specifically, the Interministerial Committee for Economic Programming (CIPE) recently approved measures for EXPO 2015, and efforts are now under way to define initiatives in relation to the ‘Destinazione Italia’ programme. It is therefore possible to reflect a greater effect of the past measures within the GDP growth estimates.

The impact of the various measures that are to be introduced as part of, or in conjunction with, the Stability Law will be assessed as soon as the details are available. The next commitment in this regard is the preparation of the Draft Budgetary Plan (DBP) that will estimate the effects on the budget balances and on the economy of the main measures to be included in the Stability Law. The DBP is to be drafted and sent to the European Commission by 15 October.

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TABLE II.1: MACROECONOMIC FRAMEWORK (% change, unless otherwise indicated)

	2012	2013	2014	2015	2016	2017
EXOGENOUS INTERNATIONAL VARIABLES
International trade	2.5	3.0	4.9	6.0	6.1	6.2
Oil price (FOB Brent US$/barrel)	111.6	109.9	113.6	113.6	113.6	113.6
USD/EUR exchange rate	1.286	1.317	1.322	1.322	1.322	1.322

ITALY'S MACRO VARIABLES (VOLUMES)
GDP	-2.4	-1.7	1.0	1.7	1.8	1.9
Imports	-7.7	-2.9	4.2	4.8	4.5	4.5
Final national consumption	-3.9	-1.9	0.3	1.0	1.2	1.4
- Household consumption (residents)	-4.3	-2.5	0.5	1.1	1.5	1.8
- General government expenditure and NPISH	-2.9	-0.3	-0.1	0.7	0.3	0.1
Gross fixed investment	-8.0	-5.3	2.0	3.6	3.8	3.5
- Machinery, equipment and other	-9.9	-3.5	3.4	4.7	5.1	4.6
- Construction	-6.2	-7.0	0.6	2.5	2.4	2.4
Exports	2.3	0.2	4.2	4.5	4.4	4.3
Memo item: current account balance (% of GDP)	-0.5	0.3	0.4	0.4	0.5	0.3

CONTRIBUTION TO GDP GROWTH (1)
Net exports	3.0	0.9	0.2	0.1	0.1	0.1
Inventories	-0.6	0.0	0.2	0.2	0.0	0.0
Domestic demand, net of inventories	-4.8	-2.5	0.6	1.4	1.6	1.7

PRICES
Import deflator	3.1	-1.4	1.1	1.8	1.7	1.9
Export deflator	1.9	0.0	1.6	2.1	1.9	1.8
GDP deflator	1.6	1.2	1.9	1.9	1.7	1.7
Nominal GDP	-0.8	-0.5	2.9	3.6	3.5	3.6
Consumption deflator	2.8	1.5	2.1	1.9	1.7	1.7
Inflation (planned)	1.5	1.5	1.5	1.5
HICP, net of imported energy (2)	3.0	2.0	1.8	2.1

LABOUR
Labour cost	1.0	1.4	1.0	1.4	1.3	1.3
Productivity (measured on GDP)	-1.3	0.1	1.0	0.8	0.9	0.9
Unit labour cost (measured on GDP)	2.3	1.3	-0.1	0.5	0.4	0.5
Employment (FTE)	-1.1	-1.8	-0.1	0.9	0.9	1.0
Unemployment rate	10.7	12.2	12.4	12.1	11.8	11.4
Employment rate (15-64 years)	56.7	55.9	55.8	56.3	56.8	57.4

Memo item: Nominal GDP (in € mn)	1565916	1557307	1602937	1660701	1718365	1779568

1)	Slight discrepancies, if any, are due to rounding.
2)	Source: ISTAT.

Note:	The macroeconomic framework has been prepared based on information available as of 12 September 2013.
GDP	and components in volume (concatenated prices, base year of 2005), data not adjusted for number of business days.

FOCUS

Validation of macroeconomic forecasts, as provided by the Two Pack

The Two Pack refers to two regulations of the European Parliament and European Council (no. 472 and no. 473) in effect as of 30 May 2013 and aimed at reinforcing the monitoring of public finance aggregates for the Euro Area countries. A more detailed description of the effects of the regulations on Italy’s budgeting process is illustrated in Chapter IV of this Update (“Implications of the Two Pack on the programming documents cycle provided by law”). Europe’s new governance system requires the use of independent macroeconomic forecasts (prepared or certified by institutions independent of the Government) for the preparation of each country’s programming documents.

8	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC SCENARIO

More specifically, the Two Pack provides that Member States must: i) explicitly state in the document if the macroeconomic forecasts are prepared or certified (endorsed) by the independent entity; and ii) define and adopt transparent procedures for the validation of the macroeconomic forecasts on the part of the independent entity.

The regulations suggest that specific reconcilement mechanisms be provided should the assessments about growth prospects differ between the Ministry of the Economy and Finance and the independent entity.

Exhibit II of the Code of Conduct defines the contents of the Draft Budgetary Plan and supplies some suggestions for defining procedures that could be followed by the parties involved in the forecast process, such as the adoption of a Code of Practice to be publicly disclosed.

In Italy, in line with the Two Pack requirements, the independent entity was instituted with the implementation of Constitutional Law no. 1 of 2012, will be attached to parliament and named Parliamentary Budget Office (PBO. The PBO will be operational as of 2014, following the appointment of its directors. Italy has elected a model that provides for the PBO’s validation (certification) of the macroeconomic forecasts. The law ensures that the PBO will have full autonomy and independence of judgement and evaluation. With reference to the procedures for the forecasting process, the law establishes that “should the PBO come up with valuations that are significantly different from those of the Government, upon the request of at least one-third of the members of a parliamentary commission responsible for public finance, the Government will either illustrate the reasons for which it believes its assessments are to be confirmed, or the reasons for which it elects to align its forecasts to PBO’s”. 1

In absence of the validation of the forecasts by the newly created PBO, the growth forecasts contained in the Update to the 2013 EFD are to be compared with the consensus forecasts and the most recent forecasts published by national and international entities.

The year-on-year growth estimates of the macroeconomic framework are substantially in line with the forecasting entities’ average for 2013. With regard to 2014, it is believed that the consensus forecasts of the entities surveyed do not yet incorporate fully the updating of the estimates. The forecasting entities will have to take into account both the additional measures adopted by the Government in recent months and the recent confirmations of improvement of the overall macroeconomic framework.

GROWTH FORECASTS FOR ITALY

Real GDP (% change y/y)	Forecast Date	2013	2014	2015
Update to EFD (y/y)	09/2013	-1.7	1.0	1.7

Prometeia (Forecast Report) (*)	09/2013	-1.6	0.8	n.a.
Confindustria (Economic Scenarios no. 18)	09/2013	-1.6	0.7	n.a.
REF	08/2013	-1.6	1.0	n.a.
Bank of Italy (Economic Bulletin no. 73)	07/2013	-1.9	0.7	n.a.
IMF (Update WEO)	07/2013	-1.8	0.7	n.a.
OECD (Economic Outlook n. 93)	05/2013	-1.8	0.4	n.a.
ISTAT	05/2013	-1.4	0.7	n.a.
European Commission (Spring Forecast)	05/2013	-1.3	0.7	n.a.

Forecasting entities averages		-1.6	0.7	n.a.

Consensus forecasts	09/2013	-1.7	0.5	n.a.
Euro Zone Barometer	09/2013	-1.7	0.4	n.a.

[1]	Law no. 243/2012, Article 18, Paragraph 3.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	9

UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

FOCUS

Trend of the credit market and the effects on businesses

The tensions in the financial markets manifested near the end of 2011 have mostly abated as a result of the ECB Governing Council’s decision to initiate Outright Monetary Transactions (OMT), extraordinary transactions for the purchasing of government securities. On the other hand, the significant reduction in the spreads between yields on Italian and German government securities occurring as from autumn 2012 has not yet fully realized its beneficial effects on Italy’s credit system.

An increase in non-performing loans and growing risk aversion on the part of banks, combined with the need for bank recapitalization as dictated by financial authorities and new international regulations, have created a substantial stall in the credit market in Italy and in other countries.

Significant differences continue to exist in the average cost of financing new loans to businesses, due both to the need for recovering profit margins, and to the fragmentation still present in the euro money market. In June, the cost of lending in Italy was 1.3 percentage points higher than in Germany). The spreads are even higher in the case of small- and medium-sized businesses (SMEs) which represent the backbone of Italy’s economy.

On the basis of data published by the Bank of Italy in its latest Report on Financial Stability, the reduction of bank credit has started to influence not only firms in precarious financial conditions, but also those with solid balance sheets. Larger companies have partially avoided the problem by financing themselves through bond issues, leaving smaller companies more strongly impacted by the effects of the credit crunch. According to the Bank Lending Survey, credit conditions continued to deteriorate in the second quarter of 2013, especially in the case of long-term financing.

The credit market is still fragile, although the foundations for its gradual return to normal do seem to exist. With the improvement of the prospects for the economy, corporate loan demand should gradually increase, while credit conditions will likely be eased due to a reduction in the perception of risk associated with business activity. Total funding is still contracting, although a rebound in funding from abroad is discernible. In addition, when compared year on year, the funding gap in May 2013 had fallen by 3.6 percentage points; this trend appears likely to continue in the next few months. 2 Therefore, as the economy recovers, banks should be ready to satisfy credit demand.

The Government has played an active role in creating conditions conducive to well-functioning markets, facilitating the access to credit by businesses and generally favouring an improvement in the liquidity of the financial system. Several measures for improving businesses’ access to the credit market have already been implemented, and are explained in Chapter III of this Update.

The trend of the spread between yields on 10-year Italian government securities and comparable German securities remains nonetheless anomalous. In essence, following an initial contraction due to the policies of the previous Government, the spread stabilised around 250 basis points. This was offset by the narrowing and virtual disappearance of a similar sized spread between Spanish and Italian securities. These movements thus suggest that political uncertainty and hesitations about the stability of Italy’s Government are continuing to affect investor perceptions somewhat. With the reform process and the successes in fiscal consolidation, the conditions are in place for a significant reduction of the yield spread in the next few years.

[2]	Italian Banking Association Forecast Report, July 2013.

10	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC SCENARIO

FOCUS

Impact of the legislation to accelerate settlement of the PA’s debts

With the Decree-Law no. 102/2013, the Government authorised a €7.2 billion increase in allocations to settle the past-due debts of territorial entities, in addition to the €20 billion of payments authorised by Decree-Law no. 35/2013, with the former amount representing an advance of the tranche planned for 2014. Note that a payment of up to €20 billion has also been provided for 2014. The Government’s commitment is to reach a total of €50 billion, although the need for identifying subsequent allocations can only be fully evaluated after a determination of the amount of the debt still outstanding covered by the existing measures.

The impact of the additional €7.2 billion on the economy was evaluated in a report to Parliament, prepared in accordance with Article 10-bis, Paragraph 6 of Law no. 196/2009, submitted to the Council of Ministers on 28 August and subsequently transmitted to both chambers of Parliament.

The estimation of the impact on GDP growth of the measure authorising the additional debt settlements was prepared using the same criteria employed for evaluating the effects of the allocation approved during the spring months. The table below shows the additional impact due exclusively to the increased payments; additional details are outlined in the aforementioned report. The greater injection of liquidity in 2013, if done quickly enough, will provide more intense and immediate benefits to businesses in terms of greater investments and production, and should consequently provide positive effects on consumption.

IMPACT ON THE ECONOMY OF THE INCREMENTAL PAYMENTS (% shift compared with baseline simulation)

	2013	2014	2015
GDP	0.1	0.3	0.0
Consumption	0.2	0.4	0.1
Investments	0.4	0.7	0.1

The policy scenario presented in this Update incorporates these effects. The expansionist effects corresponding to another €2.8 million (whose expenditure still needs to be authorised) are instead not included.

The payments made by the PA to date are summarised in the following table (see Chapter VI for additional information).

PAYMENTS MADE BY THE PUBLIC ADMINISTRATIONS AS OF SEPTEMBER 2013 (in €mn)

Debtor entities	Resources appropriated by Decree-Law 35/2013	Resources actually made available to the debtor entities	Payments made
Central Government	3,000	3,000	2,613
Payment of off-balance sheet debt of Ministries	500	500	113
Increase in tax refunds	2,500	2,500	2,500

Regions and autonomous Provinces	10,200	8,301	5,350
Liquidity advances	8,000	6,101	5,350
Credit lines	2,200	2,200

Provinces and Municipalities	6,800	6,606	3,341
Liquidity advances	1,800	1,606	1,506
Credit lines	5,000	5,000	1,835

Total amounts (absolute values)	20,000	17,907	11,304

Total amounts (% of allocated resources)		90%	57%

MINISTERO DELL’ECONOMIA E DELLE FINANZE	11

UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

FOCUS

Macroeconomic impact of certain measures of 2013 for relaunching the economy

The Government’s main measures for relaunching the economy as introduced following the approval of the 2013 EFD have been evaluated with respect to their macroeconomic impact3. The measures considered are the following:

1) Decree-Law no. 54/2013 incorporating measures for the financing of social safety nets and the suspension of the single municipal property tax (IMU);

2) Decree-Law no. 63/2013 incorporating measures regarding the energy performance of buildings and tax relief for the recovery of the housing stock;

3) Decree-Law no. 69/2013 incorporating “Urgent provisions for relaunching the economy” (“Decreto Fare”);

4) Legislation containing simplification measures;

5) Decree-Law no. 76/2013 incorporating measures for employment (in particular, the employment of young people), and value-added taxes;

6) Decree-Law no. 102/2013 incorporating measures regarding IMU, other taxation of real property, support to housing policies and local finance, as well as long-term wage supplementation and pension schemes.

In comparison with the baseline scenario, all of the measures contained in the legislation examined would translate into a 0.1 per cent increase of GDP starting in 2013 (see table below). For 2013, this increase is almost exclusively attributable to energy-savings and building-renovation incentives (Decree-Law no. 63/2013) that should contribute to boosting investments. Instead, from 2014 and thereafter, the greatest impact comes from the simplification measures that contribute to growing both household consumption and investments. The stimulus to aggregate demand is accompanied by a slight increase in prices, with the exception of 2013, when the increase in value-added tax (deferred to 1 October) will cause a reduction in prices vis-à-vis the baseline scenario.

THE MACROECONOMIC IMPACT OF SEVERAL MEASURES ADOPTED IN 2013 FOR RELAUNCHING

THE ECONOMY (% shift compared with baseline simulation)

	2013	2014	2015
GDP	0.1	0.1	0.1
Consumption	0.1	0.1	0.1
Investments	0.6	0.0	0.0
Employment	0.0	0.1	0.0
Prices	-0.1	0.1	0.1

[3]	The macroeconomic impact of the measures considered has been evaluated with the ITEM model, with the exception of the simplification measures that were simulated with the QUEST III mode for Italy.

12	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. EUROPEAN COUNCIL RECOMMENDATIONS TO ITALY

In July, following the end of the 2013 European Semester, the EU Council made specific recommendations to Italy on the basis of the European Commission's assessments of the country’s macroeconomic and budget situation, as outlined in the Stability Programme and the National Reform Programme.

Amongst other things, these recommendations stress that the macroeconomic imbalances linked to problems of competitiveness and high public debt will require very strong, clear and effective economic-policy actions, particularly in view of the sluggish growth in recent years.

Following is a brief summary of the actions already taken by the Government in response to these recommendations, whereas reference should be made to Chapter V of this document for indications about the reform efforts in process and/or those to be introduced in the future.

DEBT REDUCTION

RECOMMENDATION 1. Ensure that the deficit remains below 3% of GDP in 2013, by fully implementing the adopted measures. Pursue the structural adjustment at an appropriate pace and through growth-friendly fiscal consolidation so as to achieve and maintain the MTO as from 2014. Achieve the planned structural primary surpluses in order to put the very high debt-to-GDP ratio on a steadily declining path. Continue pursuing a durable improvement of the efficiency and quality of public expenditure by fully implementing the measures adopted in 2012 and taking the effort forward through regular in-depth spending reviews at all levels of government.

•

Ensured convergence of the public finance balances toward the agreed European thresholds through: i) public finance balances that are under control and ii) the budget strategy indicated in this Update.

•	Used safeguard clauses to guarantee financial coverage of the legislation enacted.

•	Adopted measures, mostly with no impact on public finance balances.

•

Implemented provisions for containing expenditures related to the exercise of political activity, including the elimination of separate compensation to Government ministers who already draw a salary as members of Parliament.

•

Adopted provisions to pursue the streamlining of the expenditure of the Public Administrations (PA) (e.g., freeze on the purchase of official cars, reduction of spending on consulting services, simplification of procedures for hiring and internal transfers within the PA).

•

Passed legislation to abolish public financing of political parties, and to regulate voluntary contributions to the same. The measures take a completely new approach to governing contributions and financing to political parties, by eliminating direct public financing and introducing a new system for private contributions and indirect public contributions.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

•	Passed a constitutional law bill to abolish the Provinces. The bill calls for the elimination of the Provinces from Article 114 of the Constitution, leaving the Regions and Municipalities intact.

•

Approved a decree-law restructuring the functions of the Provinces. In advance of, and consistent with, the related constitutional reform, the decree-law contains measures about Large Cities, Provinces and unions of Municipalities, for the purpose of adjusting their administration.

•

Introduced simplified procedures to transfer buildings to territorial entities, as part of the implementation of the federal state property system. As of 1 September 2013 and until 30 November 2013, Municipalities, Provinces, Large Cities and Regions may submit applications to acquire the State’s real property assets.

•

The funds management company, Investimenti Immobiliari Italiani (Invimit) SGR, was set up by the Ministry of Economy and Finance (MEF) with the objective of enhancing the value of public property assets and providing for the disposal thereof. The new company’s three-year business plan has been submitted for the approval of the Bank of Italy and the Italian securities market regulator (CONSOB). Invimit is to receive initial funding of approximately €450 million for 2013 from the National Insurance Institute for Industrial Accidents (INAIL), with most of the funding to be dedicated to enhancing the value of public services. Before the end of 2013, the State Property Office will transfer a total of 350 properties to Invimit.

•

Reinforced the role of the Concessionaria Servizi Informativi Pubblici (CONSIP) purchasing centre, with the unit presiding over some €35 billion of expenditures for goods and services in 2013, with the comparable total for 2014 expected to rise to more than €40 billion.

•

Approved a plan for reducing the work force of Italy’s Army, Navy and Air Force to a total of 150,000 by 2024. The total work force of civilian personnel employed by the Ministry of Defence is to be reduced to 20,000 by 2024.

EFFICIENCY AND QUALITY OF THE PUBLIC ADMINISTRATION

RECOMMENDATION 2. Ensure timely implementation of on-going reforms by swiftly adopting the necessary enacting legislation, following it up with concrete delivery at all levels of government and with all relevant stakeholders, and monitoring impact. Reinforce the efficiency of public administration and improve coordination between layers of government. Simplify the administrative and regulatory framework for citizens and business and reduce the duration of case-handling and the high levels of litigation in civil justice, including by fostering out-of-court settlement procedures. Strengthen the legal framework for the repression of corruption, including by revising the rules governing limitation periods. Adopt structural measures to improve the management of EU funds in the southern regions with regard to the 2014-2020 programming period.

•

Accelerated the settlement of the past-due payables of the PA, with the payment of €40 billion for 2013-2014 (inclusive of €17.9 billion already made available to public debtor entities in 2013). In September, a total of €11.3 billion was settled, including approximately €3.9 billion for the healthcare sector, in particular, for the account of hospitals and local healthcare units. Another reinforcement of the financial commitment is planned, up to an amount of €10 billion (including €7.2 billion already authorised).

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III. EUROPEAN COUNCIL RECOMMENDATIONS TO ITALY

•

Inaugurated the process of constitutional and electoral reforms: the Commission for Constitutional Reforms was appointed and presented its final report in September 2013. Parliament is debating the legislative bill presented by the Government that calls for setting up a Parliamentary Committee for Constitutional Reforms. Public consultation about the constitutional reforms was also undertaken (from July to October 2013).

•

Adopted a new Digital Administration Code, with additional measures approved for the digitalisation of the PA (mandatory use of certified electronic mail between the PA and companies, with the use of faxing abolished).

•

Simplified the governance of the Digital Agenda, and the tasks of the Steering Committee have been redefined. The Committee, which is headed by the Prime Minister or one of his delegates, is scheduled to present to Parliament an overview of prevailing regulations, the programmes inaugurated, and their status of completion.

•	The National Corruption Prevention Plan has been approved by the National Corruption Prevention Authority.

•

Guidelines have been adopted by the Independent Commission for the Valuation, Transparency and Integrity (CIVIT) of the PA, for the updating of the 2014-2016 three-year programmes for transparency and integrity within the PA. The jurisdiction over the subject of the prevention of corruption is being transferred to the Public Function Department.

•	The commission set up at the Ministry of Justice to study possible reform of the law of prescription (i.e., statute of limitations) has concluded its work.

•

Presented a legislative bill to simplify compliance matters for individuals and businesses, and to re-order regulations, with measures regarding: abolition of certificates; the issuance of academic diplomas in the English language; the digitalisation of the procedures for the Public Automobile Register; and the creation of a position known as ‘business tutor’ staffed by the manager of the one-stop shop (Sportello Unico per Attività Produttiva (SUAP)) or a person delegated by such manager. The bill also contains: the authorisation to reduce the regulatory charges paid by citizens that will allow for some €9 billion of savings for businesses; the authorisation to re-order and codify matters concerning education, research, the environment, fiduciary companies, etc.; fiscal simplification measures regarding inheritance and reduction of the terms for the disbursement of tax refunds (starting in 2014).

•

Adopted other simplification measures through the ‘Decreto Fare’ (Decree- Law no. 69/2013 converted by Law no. 98/2013) for the purpose of overcoming Italy’s competitive disadvantage and freeing up resources for the country’s growth and development. The measures refer to bureaucratic compliance matters that have an estimated cost (based on the computation of the charges done by the Public Function Department with the technical assistance of ISTAT) of approximately €7.7 billion per year for small and medium-sized enterprise (SMEs). The estimated savings have already been

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

quantified at approximately €500 million per year. In addition to the general initiatives that are essential for providing certainty about the timing for concluding the procedures, such as the automatic and lump-sum indemnity, there are numerous measures that will allow for reducing the costs of bureaucracy and will contribute to triggering investments and to facilitating the recovery in key sectors (such as the building sector). The other simplification measures affect several matters particularly burdensome for businesses, such as the compliance formalities for labour and the single insurance contribution payment certificate (DURC), the environment and taxation. The legislative bill on the subject of simplification currently under review by the Senate (A.S. 958) provides not only for relaunching the codification, but also other important measures for matters that are fundamental to running businesses and to the everyday life of individuals (e.g., timing for building permits, environmental clean-ups and other environmental measures, the Automotive Public Register (PRA), the agenda for simplification, etc.).

•

On the subject of construction, the timing for the issuance of building permits is to be reduced for municipalities with more than 100,000 inhabitants, except in the case of particularly complex projects. The process for authorising changes to building permits has also been simplified for non-essential modifications, with those changes to be handled through the so-called Reporting of Initiation of Activity ‘Segnalazione certificata di inzio attività’ (SCIA).

•

The ‘Decreto Fare’ also includes the following provisions pertaining to the judicial system: the reduction of the number of new lawsuits through mandatory mediation for various types of proceedings; the institution of law clerk apprenticeships at the courts for the purposes of training and support to the case load; and the creation of a task force of 400 honorary magistrates for settling cases pending with the Courts of Appeal. In addition, the timing for settling disputes concerning the recovery of receivables has been reduced, while the so-called ‘Blank Pre-Bankruptcy Agreement’ has been amended, through the institution of a court-appointed administrator who will monitor the integrity of the debtor’s conduct.

•

The Agency for Cohesion was established to ensure more efficient use of European structural funds, and to strengthen the technical and administrative capacity of the Regions and Central Administrations.

FINANCIAL SYSTEM

RECOMMENDATION 3. Extend good corporate governance practices to the whole banking sector conducive to higher efficiency and profitability to support the flow of credit to productive activities. Take forward the on-going work as regards asset-quality screening across the banking sector and facilitate the resolution of non-performing loans on banks’ balance sheets. Promote further the development of capital markets to diversify and enhance firms' access to finance, especially into equity, and in turn foster their innovation capacity and growth.

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III. EUROPEAN COUNCIL RECOMMENDATIONS TO ITALY

•	CONSOB has published guidelines for the use of equity crowd-funding, namely, the tapping of capital through online portals in order to support newly created, innovative businesses.

•

The Bank of Italy has updated provisions regarding the prudential oversight of banks with reference to internal controls systems, information systems and operating continuity. The new regulations, in line with the best international practices and the recommendations of leading international organisations, are based on several fundamental principles: the involvement of top management; the integrated vision of risks; the efficiency, effectiveness and independence of the controls; and the application of the regulations in relation to the size and operational complexity of the banks.

•

The Cassa Depositi e Prestiti has made a credit line (€2 billion) available to banks for the disbursement of new mortgages for the purchase of the main dwelling, and for the acquisition of bank bonds as part of credit securitisation transactions arising from mortgages guaranteed by liens on residential properties, with the aim of facilitating the banks’ disbursement of new mortgages to individuals for the purchase of their main dwelling.

•	Simplified the means of accessing the Central Guarantee Fund and enhanced the instruments available to the Fund.

•	Adopted the decrees providing for the implementation of the use of mini-bonds by SMEs.

•

Made operational the financing of start-ups with the ‘Start and Smart’ project through the National Agency for the Attraction of Investments and Development of Business (INVITALIA), and subsidies have been paid into a sinking fund to cover the costs of running the businesses during their first years of activity.

•

The ‘2013 Credit Agreement’ consummated between the Italian Banking Association (ABI) and business trade associations has provided for the suspension of payment of loan instalments and the lengthening of maturities for financing granted to SMEs, while also includes provisions to promote the recovery and development of SME business activities.

•

ABI has also set up a Business Enhancement Fund (FVI). The Fund is a new intermediary created and managed by a management company for the purpose of relaunching and enhancing the value of otherwise healthy firms that are experiencing financial stress. The Fund is authorised to acquire credits from banks and financial resources from investors, stepping in to strengthen the business enough to the point of divestiture.

•

The Cassa Depositi e Prestiti has made €2.5 billion available for subsidised financing to SMEs, to be used for productive investments (purchase of plant, machinery and equipment, and other capital goods, such as computer hardware and software). The financing, for up to €2 million per firm, will be granted through 31 December 2016 by banks that are partners to the initiative, and will have a maximum term of five years.

•	Refinanced with €150 million, through the Fund for Sustainable Growth, the development programmes in the industrial sector for regional areas currently lacking resources to provide subsidised credit.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

•

Activated the risk-capital line of the National Fund for Innovation (FNI) to facilitate the financing of innovative projects based on the industrial application of intellectual property assets (patents, designs and models). A special closed-end fund, IPGEST, with resources of €40.9 million (€20 million of which are public) has been set up for investing SMEs that are carrying out investment programmes for the development and use of patents. The portion of investment available to each SME is up to €1.5 million over a 12-month period.

LABOUR MARKET

RECOMMENDATION 4. Ensure the effective implementation of the labour market and wage setting reforms to allow better alignment of wages to productivity. Take further action to foster labour market participation, especially of women and young people, for example through a Youth Guarantee. Strengthen vocational education and training, ensure more efficient public employment services and improve career and counselling services for tertiary students. Reduce financial disincentives for second earners to work and improve the provision of care, especially child- and long-term care, and out-of-school services. Step up efforts to prevent early school leaving. Improve school quality and outcomes, also by enhancing teachers’ professional development and diversifying career development. Ensure effectiveness of social transfers, notably through better targeting of benefits, especially for low-income households with children.

•

Introduced incentives amounting to €794 million over the 2013-2016 period (€500 million for the Southern Regions and €294 million for the rest of the country) for the hiring of employees under open-ended contract. The incentives are targeted to the hiring, by 30 June 2015, of workers between the ages of 18 and 29 who fall within the category of underprivileged workers, namely, young people who (i) have not had a regularly paying job for at least six months, or (ii) do not have a secondary school or professional diploma. The incentive to the employer is equal to one-third of the total gross taxable wage for a period of 18 months and cannot exceed more than €650 per worker per month. For an employer that converts an existing fixed term contract into an open-ended contract, the incentive period is equal to 12 months. The hiring activity must lead to a net occupational increase.

•

Instituted a new incentive for the hiring on a full-time basis with an open-ended contract of unemployed workers who receive Social Insurance for Employment (ASpI) equals to 50 per cent of the residual monthly indemnity.

•	Began the dialogue within the State-Regions Conference in order to guarantee national standards of hiring under the professional training contract.

•

Approved several additions to the regulations provided by Law 92/2012. Such integrations aim at eliminating several constraints related to ‘atypical’ fixed term contracts (e.g., derogation enabling fixed term contracts and delegation to collective agreements for establishing the reasons to derogate from the reasons validating the fixed term contract), and reducing the minimum period elapsing between two successive term contracts with the same employer. The procedures have been simplified for individual dismissals due to just cause and for on-call work.

•

Reinforced worker protections and improved transparency. In particular, in case of attempted settlement, the absence of one of the parties will be taken into consideration by the judge in the final ruling; extension of norms preventing the so-called ‘blank resignations’ to workers hired for specific

18	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. EUROPEAN COUNCIL RECOMMENDATIONS TO ITALY

projects; a revaluation of 9.6% of the fines, with a reallocation of one-half of this amount to the reinforcement of oversight and prevention measures relating to security and safety in the work place; and mandatory communications in relation to hiring, termination, transformation and extension of contracts fully display their effects.

•

Introduced provisions to facilitate the early retirement of older workers, namely, those who are close to meeting the requisites for retiring, so as to facilitate their retirement from firms with excess personnel.

•

Planned an expansion of the measures to safeguard former workers whose employment terminated before the entering into force of the last pension reform and who ended up without either a wage or a pension. The benefit will be granted to 6,500 individuals, for a maximum amount of €151 million for 2014, of €164 million for 2015, €124 million for 2016, €85 million for 2017, €47 million for 2018 and €12 million for 2019.

•	Refinanced the exceptional wage supplementation scheme (Cassa Integrazione in Deroga) for 2013 with a total appropriation of €2.5 billion.

•

Set up a fund at the Labour Ministry with annual resources of €2 million in order to allow the State Administrations to pay allowances for participation in training apprenticeships during the 2013-2015 period.

•	Authorized an expenditure of €10.6 million to promote vocational apprenticeship for students enrolled in university degree programmes over the 2013-2014 academic year.

•

Instituted a special mission at the Labour Ministry in view of the inauguration of the ‘Youth Employment Initiative’. The unit will collaborate at different government levels for the implementation of employment policies and the planning of active labour policies initiatives. In addition, a database of active and passive labour policies will be created in order to collect data about individuals seeking job and the demand for labour.

•

Areas of Southern Italy received the following financing: i) €80 million for self-employment and entrepreneurial measures; ii) €80 million for projects promoted by young people and underprivileged individuals for the social infrastructure and value enhancement of public assets; and iii) €168 million for training scholarships for unemployed young people who are neither enrolled in school nor participating in any training activity.

•

Allocated a total of €100 million for increasing the Fund for Scholarships for University Studies. Scholarships are also planned for assisting worthy students who wish to study in areas outside of their Regions of residence.

•

Enhanced the courses for students of the upper secondary school. The courses offered in technical and professional institutes have also been enriched, as have those for artistic, musical and choral studies.

•

In order to facilitate a better balance between school and the labour market, a three-year plan is currently being prepared for extracurricular training assignments for students in level four of upper secondary school, with the priority going to students enrolled in technical and professional institutes. The students will be assigned to businesses or public entities.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

•

Increased the flexibility of the annual hourly schedule for professional institutes by up to 25%. By guaranteeing greater flexibility of lesson times, the initiative favours a natural link between professional institute programmes and the regional professional training and education programmes, thereby specifically responding to the needs to train young people and make access to the labour market easier.

•	Extended the Social Inclusion Programme to all areas of Southern Italy, with the adoption of the purchases card on an experimental basis. A total of €167 million has been allocated to the initiative.

•

The report entitled ‘Proposals for New Measures to Fight Poverty’ developed by a work group set up at the Labour Ministry has been presented in its final form, and outlines measures for supporting active inclusion.

•

Allocated funds totalling €200 million for making the burden of home mortgage or rental payments more sustainable. More specifically, the following are provided: i) €40 million to a fund for suspension of mortgage instalments up to 18 months; ii) €60 million to the Guarantee Fund (Decree- Law no. 112/2008) for mortgages granted to young people (couples, single-parent households with children, and people employed under atypical contracts); iii) €60 million to the fund that disburses additional subsidies for the payment of property rents; iv) €40 million to a new fund set up to cover unintentional arrearage; and v) a reduction to 15 per cent of the lump-sum tax payable on rent income from the contracts with rents set at controlled prices.

•

Appropriated funds totalling €420 million for scholastic publishing. In addition, the Regions that are building new school facilities may obtain subsidised-rate mortgages from the European Investment Bank, the European Council Development Bank, the Cassa Depositi e Prestiti or other banking institutions. The State will shoulder the amortisation charges.

•

Actions planned for improving the educational aids and environment include: i) greater availability of textbooks; ii) improved canteen services at schools; iii) public transport subsidies; and iv) wireless Internet in secondary school buildings.

•

New measures have been introduced in the fight against school dropouts, with the financing of a programme specifically aimed at supplemental assistance to reinforce core skills, with €15 million appropriated therefor during 2013- 2014.

•	The hiring of full-time employees with open-ended contracts for the 2013- 2014 academic year provides for: 672 school managers and 11,268 teachers and other educational personnel.

•

New rules have been approved for the hiring of personnel employed by universities and research entities. As of 2014, the turnover (hiring of replacement personnel) is to be raised to 50 per cent of departing personnel, versus the 20 per cent ratio previously.

•	Approved a disability plan, while the fund for hiring the disabled has been refinanced. The PA are also authorised to hire the disabled, as an exception to the hiring limitations currently in effect.

20	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. EUROPEAN COUNCIL RECOMMENDATIONS TO ITALY

TAXATION SYSTEM

RECOMMENDATION 5. Shift the tax burden from labour and capital to consumption, property and the environment in a budgetary neutral manner. To this purpose, review the scope of vat exemptions and reduced rates and of direct tax expenditures, and reform the cadastral system to align the tax base of recurrent immovable property to market values. Pursue the fight against tax evasion, improve tax compliance and take decisive steps against the shadow economy and undeclared work.

•

The Government has committed to a review of property taxes, from the standpoint of ensuring greater equity and eliminating the burden for the weakest sectors of society. The municipal property tax (IMU) is to be replaced with a service tax that will foster the fiscal federalism. The part of the tax on the property has been maintained, while a direct component for taxing shared services and waste management has been introduced. The service tax shifts the taxation base to consumption as well as possession, and thus it will be applied not only to owners but also to renters. In addition, the Government intends to re-assign to Municipalities their territorial real property base and the full power to reconfigure tax exemptions and tax rates, within the framework of a national ceiling. As part of this review, the first instalment of IMU was cancelled for 2013 in relation to the properties that had benefited from the suspension provided by Decree-Law no. 54 of 2013: main dwellings (with the exception of the A1-A8-A9 categories, such as villas, castles, and luxury properties) land, and farm buildings.

•	Increased the value-added tax rate from 21 per cent to 22 per cent starting in October 2013.

•

The delegated tax law is under debate at the Parliament. Among its most main objectives, the law aims to provide stability and certainty to the taxation system. With the aim of simplifying and streamlining corporate income taxes, the legislation will eliminate or correct distortionary taxation measures containing loopholes or measures that generate uncertainty and complexity in terms of application, in particular with the objective of favouring the development of cross-border activity through the elimination of certain limitations on the international expansion of businesses.

•	The operating plans of the Italian tax police have been ratified for the fight against undeclared labour and the prevention of money laundering.

•

The new system for income assessment and bank account records has become fully operational. The Italian tax agency has also finalized a strategy for the constant monitoring of the fiscal conduct of 3,200 large taxpayers subjected to agency oversight in 2013.

•

Implemented new rules governing the tax authorities’ seizure of assets and tax collection. The minimum tax debt for which the tax collector can take a lien on real property has been raised from €20,000 to €120,000. In addition, the tax collecting entity, Equitalia, can grant the tax debtor an instalment plan of up to 120 months for the extinction of the debt. If the only real property owned by the debtor is the debtor’s main dwelling, it cannot be seized, except in cases in which the dwelling classifies as luxury property. In the case of businesses, the limits on the ability to seize assets have been extended.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

•	Renewed the concession to Equitalia for the collection of taxes for local entities.

•	Several measures to simplify fiscal compliance have also been ratified at the administrative and legislative levels.

•	Abolished joint fiscal responsibility of contractors and sub-contractors for the payment of value-added tax.

•

Approved incentives for infrastructure projects worth more than €200 million designed and constructed under public-private partnership that do not benefit from public sinking-funds. The contracting party is granted a tax credit that can be used for corporate income taxes and regional tax on productive activity; in addition, an exemption has been granted for the payment of the concession fee to the extent necessary to reach the break-even point.

•	Financed development contracts with programmes in the manufacturing and agro-industrial sector for an amount of €150 million.

COMPETITION

RECOMMENDATION 6. Ensure the proper implementation of the measures aiming at market opening in the services sector. Remove remaining restrictions in professional services and foster market access for instance in the provision of local public services where the use of public procurement should be advanced (instead of direct concessions). Pursue deployment of the measures taken to improve market access conditions in network industries, in particular by setting- up the Transport Authority as a priority. Upgrade infrastructure capacity with focus on energy interconnections, intermodal transport and high-speed broadband in telecommunications, also with a view to tackling the North-South disparities.

•

Appropriated a total of €5 million for the functioning of the Transport Authority. As is the case with the oversight authorities in other sectors, the operators of the infrastructures and regulated services will be required to pay an annual fee of up to one-thousandth of revenues. The new authority, which will be headquartered in Turin, will have as many as 80 employees, one-half of whom will come from other PAs.

•

Launched a plan known as ‘Destinazione Italia’ in order to eliminate bureaucratic obstacles and foster inward investment by foreign investors. The plan contains regulatory and technical changes that will be implemented once the public consultation is complete.

•	Approved a legislative bill for the ratification and execution of an agreement between Italy and France for the design, construction and operation of the new Turin-Lyon high-speed rail line.

•

Approved the Infrastructure Plan containing measures for more than €3 billion. With the ‘Work Site Release’ regulations, the Ministry of Infrastructure and Transportation has set up a €2 billion fund (to be utilised over the 2013-2017 four-year period) to allow for carrying on operations of work sites for projects already underway and/or the finalization of contracts for designing new projects.

22	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. EUROPEAN COUNCIL RECOMMENDATIONS TO ITALY

•

Made operational the ‘6,000 Bell-Towers’ project, regarding infrastructure projects involving the renovation and building of public offices, including the adoption of measures to fix damages from earthquakes, as well as improvements to roads and telecommunications networks.

•	Completed the separation of Terna (the company operating the nation’s electricity network) and Snam (the natural gas network).

•

The communications authority has given its preliminary approval to the spin-off from Telecom Italia of the telecommunications network. The approval will be followed by market analysis that will involve all telecommunications providers. The plan for setting up a separate company for the network is designed to ensure equal treatment to all telecommunications providers in the use of the fixed telecommunications infrastructure.

•

Introduced in September the forward market for natural gas (MTGAS), which operates alongside the balancing and trading platforms, and the spot market (day-ahead and infraday markets). Such markets facilitate the purchase and sale of quantities of natural gas at competitive and transparent prices.

•

Charged the Energy Markets Manager (GME) with the development of (i) an oil logistics market platform to facilitate the trading of logistic capacities in the near, medium and long term, and (ii) a wholesale market platform for petroleum products to favour the trading of liquid petroleum products used for automotive vehicles. The measure is aimed at reinforcing national legislation on the subject of emergency oil stocks, and at promoting the level of competition in the petroleum industry, thus broadening the opportunities for offering and procuring logistics services and petroleum products.

•

Published the fifth tender for the continuation of the National Broadband Plan in the Regions of Abruzzo, Emilia-Romagna, Lazio, Lombardia, Marche, Piemonte, Puglia, Toscana, Umbria and Veneto. The plan is co-financed by the Ministry of Economic Development and the Regions involved, including through the use of EU funds. Altogether, the works are worth more than €95 million and call for investment of more than €122 million, including the costs of passage through existing infrastructures, for enabling the supply of broadband services. The project contemplates the construction of approximately 4,000 kilometres of fibre optic network in more than 500 municipal and suburban areas, mostly in very rural areas and productive districts.

•

Initiated tenders worth more than €900 million (inclusive of €237 million of private tenders) for projects to contribute to eliminating the digital divide (at least 2 mbps for every citizen) and to accelerate development of the ultra-fast broadband (from 30 mbps to 100 mbps) for around 40 per cent of the population of Basilicata, Calabria, Campania, Molise and Sicily. More than €347 million has flowed into the project as a result of the reconfiguring of programmes co-financed through the Cohesion Action Plan.

•

Approved a legislative bill for the ratification and execution of an agreement among Albania, Greece and Italy regarding the new Trans-Adriatic Pipeline (TAP). The TAP will make it possible to increase the security of supply, as well as to diversify the sources and routes through which gas is obtained. In addition, it will lead to increases in gas supply and the number of suppliers competing on the Italian and European markets, with benefits to consumers and businesses.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

•

Finalized a €570 million financing contract in July 2013 between the European Investment Bank and Terna, the company operating the nation’s electricity network. The financing will contribute to Terna’s 2012-2016 five-year business plan (valued in excess of €1.0 billion) for reinforcing the electricity transmission network in Italy.

•	Enacted the ‘Value of Culture’ decree to facilitate the renewal of artistic and cultural heritage sites, including with private-sector involvement.

•	Ratified the decree reforming the traffic laws.

24	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. EUROPEAN COUNCIL RECOMMENDATIONS TO ITALY

FOCUS

Status of implementation of the measures and automatic applicability

The Government has continued the work of implementing the legislation passed by preceding administrations. More specifically, from 27 April 2013 (the date on which the previous Government’s mandate ended) to 15 September 2013, the percentage of implementation of the previous Government’s programmes rose by 18.6 per cent (from 32 per cent to 37.9 per cent). The number of the initiatives adopted rose by 53 (from 282 to 335).

As of 15 September 2013, based on consultations of the Official Gazette of the Republic of Italy and the responses supplied by the administrations involved, 335 measures had been implemented by the administrations involved (217 already published in the Official Gazette, 6 whose publication is forthcoming, and 112 whose publication in the Official Gazette is not required); which equals 38 per cent of the foreseen implementing provisions.

Of the remaining 548 measures, around 60 per cent (324 measures) do not have a deadline for adoption, and 35 per cent (189 measures) expired the deadline for their implementation (as of 15 September 2013). It is nonetheless worth noting that, of the 189 measures that expired, some 25 were contingent or otherwise rendered irrelevant by subsequent legislation that incorporated them into primary laws and regulations certain stipulations that had been secondary laws and regulations in their original form; and 35 were defined in their essential contents by the proposing ministry and are currently under consideration by the ministries that must express their agreement or by external institutions that must express their opinion or pending in Parliament for the supporting judgement.

From 28 April 2013, the date on which the current Government took up its mandate, to 15 September 2013, the following were published in the Official Gazette of the Republic of Italy:

•	6 laws converting 6 decree-laws approved by the Council of Ministers;

•	6 decree-laws, including 5 to be converted into law and 1 that expired (Decree-Law no. 72/2013 whose provisions were incorporated in full into Decree-Law 69/2013 converted into Law no. 98/2013);

•	10 legislative orders already initiated by the previous Government: 3 laws converting decree-laws, 6 laws (inclusive of 4 ratifications) and 1 legislative decree;

•	1 law drafted by Parliament.

According to the analyses, the aforementioned legislation considered as a whole will require 265 second-level implementation decrees to be issued by the central administrations. Such decrees are inclusive of measures that have an express term for their adoption, measures without a deadline, and potential measures (measures whose adoption is left up to the discretion of the administrations or subordinated to the manifestation of specific conditions).

From the analysis of the measures by individual law, it is noted that about one-third of measures came from: the ‘Decreto Fare’, Law No. 98/2013 converting Decree-Law No. 69/2013 (89 measures, or 34 per cent of the total of 265 contemplated); Decree-Law No. 101/2013 outlining urgent measures for streamlining the PA (31 measures, or 12 per cent); Law No. 64/2013 of conversion of the Decree-Law No. 35/2013 outlining urgent measures for the payment of the past-due commercial debts of the PA (24 measures, or 8 per cent); Decree-Law No. 104/2013 outlining urgent measures for education, universities and research (22 measures, or 8 per cent); and ‘Labour Decree’, Law No. 99/2013 converting Decree-Law No. 76/2013 (21 measures, or 9 per cent).

The remaining legislation provides for less than 20 implementation decrees. As of 15 September, based on consultation of the Official Gazette, the following have been adopted: 6 decrees related to Law No. 64/2013; 4 decrees implementing Law no. 98/2013; 2 decrees to implement each of the following: Laws No. 71/2013, No. 89/2013 and No. 99/2013; and 1 decree related to Law No. 85/2013.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

For the aforementioned legislation, the percentages of adoption are therefore equal to 50 per cent for Law No. 85/2013; 25 per cent for Law No. 64/2013 and Law No. 89/2013, respectively; 12.5 per cent for Law No. 71/2013; 9.5 per cent for Law No. 99/2013; and 4.5 per cent of the Law No. 98/2013.

For the remaining legislation, the status of implementation remains zero; at present, 19 pieces of legislation have expired and not been adopted: 5 contemplated by Law No. 64/2013 and Law No. 98/2013, respectively; 4 related to Law No. 71/2013; 3 related to Law No. 99/2013; and 1 each related to Law No. 85/2013 and Law No. 89/2013, respectively.

Automatic applicability

For a complete evaluation of the degree of implementation of legislation approved by the Government, it is useful to distinguish between laws whose application is automatic, which thus do not require any implementation provisions on the part of the ministries, and laws that require acts of secondary legislation for displaying their effects.

The automatically applicable laws generally cover the broadest segment of all of the legislation, compared with those requiring implementation decrees.

In this regard, the Government’s Programme Office, which is a unit of the Office of the Prime Minister, has analysed all decree-laws adopted and converted into law by the current Government which, with their definitive nature, allow for estimating the extent of certain and definite automatic application.

The most substantial legislation, among the laws examined for this purpose, is Law No. 98/2013, which represents the conversion of Decree-Law No. 69/2013, the ‘Decreto Fare’, of which Title III (measures for improving the efficiency of the justice system) has 6 of 9 chapters that have a 100 per cent rate of automatic applicability.

For the purpose of properly identifying the laws whose effectiveness is conditioned on an implementation decree at the administrative level, it is worth emphasising that it is not sufficient to use the criterion of the mere reference to the adoption of a secondary level implementation decree, or in any event, to an administrative act not having any legally binding nature, but it is necessary to identify the relationship of presupposition between the measure formally provided and the law to which this type of measure makes reference, so as to exclude, without uncertainty, their status as automatically applicable measures.

The percentage estimated for each single law is thus the following:

•	Law No. 85/2013: 5 articles, 19 paragraphs, including 17 with automatic application (89 per cent);

•	Law No. 89/2013: 3 articles, 27 paragraphs, including 16 with automatic application (59 per cent);

•	Law No. 90/2013: 22 articles, 47 paragraphs, including 42 with automatic application (89 per cent);

•	Law No. 98/2013: 123 articles (subdivided into 3 titles and 16 chapters), 483 paragraphs, including 374 with automatic application (77 per cent);

•	Law No. 99/2013 – 15 articles (subdivided into 3 titles), 151 paragraphs, including 124 with automatic application (82 per cent).

Hence, on average, 79 per cent of the laws examined are automatically applicable measures.

26	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

IV.1 PUBLIC FINANCE FRAMEWORK

Since its formation, the Government has taken action to counter the effects of the crisis and favour economic recovery, acknowledging the problems connected with the structural gaps in competitiveness, the lack of liquidity, and the weakness of domestic demand.

The public finance estimates presented in the Economic and Financial Document (EFD) in April already included the impact of the measures to accelerate the payment of the Public Administration’s (PA) arrears to its suppliers as legislated through an urgent decree enacted before the publication of the EFD1.

The measures taken since the publication of the EFD have been designed so as to have a substantially neutral impact on the budget, with the financial coverage originating in the legislation itself or coming from the restructuring of resources to make them more efficient and growth-oriented (see section 2 of this chapter for an analysis of the legislation enacted in 2013).

Measures to support the purchasing power and income of households include the refinancing of exceptional social safety nets and, in anticipation of the overall reform of taxation on real property, the suspension and subsequent cancellation of the first instalment of the single municipal tax (IMU) on the primary dwelling (excluding luxury properties), farmland and rural buildings2.

To focus on relaunching the economy and employment, and in view of the ratification of the EU Directive on the Energy Performance of Buildings3, the Government introduced tax breaks to favour upgrades and improvements to the energy efficiency of real estate, measures to enhance the value of buildings and promote the integration of renewable energy sources, as well as initiatives to relaunch the competitiveness of national industry through the technological development4, and projects for infrastructure and the construction sector.

Numerous measures, adopted in response to the EU Council’s Recommendations, have been finalised to streamline the ways individuals and businesses comply with administrative requirements, shorten the term of civil court proceedings, and support the flow of credit to productive activity5.

Additional initiatives have been adopted to promote employment (especially for young people) and social cohesion, and to ensure resources, through value-added taxes (VAT)6, for the country’s cultural and artistic heritage7, and the system of schools, universities and research facilities8.

[1]	Decree-Law No. 35/2013 converted by Law No. 64/2013. Details of this decree are provided in the Report presented to Parliament in March 2013.
[2]	Decree-Law No. 54/2013 converted by Law No. 85/2013 and Decree-Law No. 102/2013.
[3]	EU Directive 2010/31/EU.
[4]	Decree-Law No. 63/2013, converted by Law No. 90/2013.
[5]	Decree-Law No. 68/2013, converted by Law No. 98/2013.
[6]	Decree-Law No. 76/2013 converted by Law No. 99/2013.
[7]	Decree-Law No. 91/2013.
[8]	Decree-Law No. 104/2013.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

Alongside the aforementioned measures, the Government has undertaken other legislative action to streamline the PA’s spending9.

All of these initiatives and actions are reflected in the development of public finance framework presented herein. The general government account based on unchanged policies for the years of 2013-2107 is thus updated to reflect: the most recent economic trends and, growth prospects, the legislation enacted; and the results of monitoring activity.

In 2013, the net borrowing based on unchanged legislation could reach 3.1 per cent of GDP without any intervention, which would exceed the figure indicated in the EFD by 0.2 percentage points. The increase in the deficit results from the trend of revenues, which reflect a less favourable GDP growth than that forecast in the EFD. Because of their intensity and their joint adoption in a number of highly interdependent countries, fiscal consolidation policies have contributed to reducing economic activity in Italy to a level far below expectations; the fiscal multipliers proved to be much more reactive than initially estimated by leading international institutions.

Conversely, the trend of expenditure is essentially in line with the April estimates.

The ratio of final revenues to GDP decreases from 48.1 per cent in 2012 to 47.3 per cent in 2017. Final expenditures, net of interest, benefit from: i) the rebalancing of the accounts, carried out in previous years, with increasing effects of containment, and ii) the streamlining of spending over the long-term as a result of the inauguration of the spending review. Thanks to these measures, final primary expenditure as a share of GDP falls by 2.8 percentage points, from 45.6 per cent in 2012 to 42.8 per cent in 2017; in particular, current expenditure as a share of GDP, net of interest, fall by 2.2 percentage points. Interest expenditure falls from 5.5 per cent of GDP in 2012 to 5.2 per cent in 2017. This scenario assumes that spreads between the yields on 10-year Italian government securities and those on comparable German securities will gradually contract to 200 basis points in 2014, 150 basis points in 2015, and 100 basis points in 2016 and 201710.

The Government intends to adopt timely initiatives in order to keep the deficit-to-GDP ratio within the 3.0 per cent threshold in 2013.

In the following years, the net borrowing based on the policy scenario is expected to fall gradually, from 2.5 per cent of GDP in 2014 to 0.1 per cent in 2017, a figure that is lower than the EFD estimate.

[9]	Decree-Law No. 101/2013.
[10]	The computation of interest expenditure takes into account the fact that State properties have not been transferred to real estate funds, and subsequently re-leased in 2013.

28	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

TABLE IV.1a: GENERAL GOVERNMENT ACCOUNT AT UNCHANGED LEGISLATION (in € mn)

	2012	2013	2014	2015	2016	2017
EXPENDITURE
Compensation for employees	165,366	164,172	161,948	163,666	163,908	163,929
Intermediate consumption	132,279	129,580	129,730	132,263	135,752	138,659
Welfare benefits	311,413	320,549	330,128	338,871	347,564	356,435
Pensions	249,471	255,200	262,671	269,764	277,104	284,785
Other welfare benefits	61,942	65,349	67,457	69,107	70,460	71,650
Other current expenditure	57,480	58,451	58,806	59,040	58,738	59,401
Total current expenditure, net of interest	666,538	672,752	680,612	693,840	705,962	718,424

Interest expenditure	86,717	83,949	86,087	88,827	91,858	92,500

Total current expenditure	753,255	756,701	766,699	782,667	797,819	810,924
of which: Healthcare expenditure	110,842	111,108	113,029	115,424	117,616	119,789

Total capital expenditure	47,827	50,918	45,411	45,639	42,637	43,147
Gross fixed investments	29,224	28,194	28,884	29,274	29,219	28,957
Capital account contributions	17,487	21,670	14,746	14,709	12,349	13,112
Other transfers	1,116	1,054	1,782	1,656	1,069	1,078

Total final expenditure, net of interest	714,365	723,670	726,023	739,479	748,599	761,571
Total final expenditure	801,082	807,618	812,110	828,306	840,457	854,071

REVENUES
Total tax revenues	472,164	472,313	487,439	501,887	515,679	530,845
Direct taxes	237,235	233,827	239,951	243,503	250,229	257,809
Indirect taxes	233,554	235,287	246,560	257,646	264,701	272,275
Capital account taxes	1,375	3,199	928	738	749	761
Social security contributions	216,669	218,167	221,149	228,017	234,394	240,505
Actual contributions	212,422	213,853	216,775	223,557	229,874	235,926
Deemed contributions	4,247	4,314	4,374	4,460	4,520	4,579
Other current revenues	59,649	61,536	61,147	62,723	64,018	65,424
Total current revenues	747,107	748,816	768,807	791,888	813,341	836,013

Non-tax capital account revenues	4,967	6,880	5,098	5,189	5,068	5,097

Total final revenues	753,449	758,895	774,833	797,815	819,158	841,871
Memo item: Tax burden	44.0	44.3	44.2	44.0	43.7	43.3

BALANCES
Primary balance	39,084	35,226	48,810	58,336	70,560	80,300
(% of GDP)	2.5	2.3	3.0	3.5	4.1	4.5
Current account balance	-6,148	-7,885	2,108	9,221	15,522	25,089
(% of GDP)	-0.4	-0.5	0.1	0.6	0.9	1.4
Net borrowing	-47,633	-48,723	-37,277	-30,491	-21,298	-12,200
(% of GDP)	-3.0	-3.1	-2.3	-1.8	-1.2	-0.7

Nominal GDP (x 1.000)	1,565.9	1,557.3	1,602.9	1,660.7	1,718.4	1,fs779.6

Note: Revenues forecasts consider the continuation of the experimental taxation of real property instituted by Decree-Law No. 201/2011 over the entire forecast period.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

TABLE IV.1b: GENERAL GOVERNMENT ACCOUNT AT UNCHANGED LEGISLATION (% of GDP)

	2012	2013	2014	2015	2016	2017
EXPENDITURE
Compensation for employees	10.6	10.5	10.1	9.9	9.5	9.2
Intermediate consumption	8.4	8.3	8.1	8.0	7.9	7.8
Welfare benefits	19.9	20.6	20.6	20.4	20.2	20.0
Pensions	15.9	16.4	16.4	16.2	16.1	16.0
Other welfare benefits	4.0	4.2	4.2	4.2	4.1	4.0
Other current expenditure	3.7	3.8	3.7	3.6	3.4	3.3
Total current expenditure, net of interest	42.6	43.2	42.5	41.8	41.1	40.4

Interest expenditure	5.5	5.4	5.4	5.3	5.3	5.2

Total current expenditure	48.1	48.6	47.8	47.1	46.4	45.6
of which: Healthcare expenditure	7.1	7.1	7.1	7.0	6.8	6.7

Total capital expenditure	3.1	3.3	2.8	2.7	2.5	2.4
Gross fixed investments	1.9	1.8	1.8	1.8	1.7	1.6
Capital account contributions	1.1	1.4	0.9	0.9	0.7	0.7
Other transfers	0.1	0.1	0.1	0.1	0.1	0.1

Total final expenditure, net of interest	45.6	46.5	45.3	44.5	43.6	42.8
Total final expenditure	51.2	51.9	50.7	49.9	48.9	48.0

REVENUES
Total tax revenues	30.2	30.3	30.4	30.2	30.0	29.8
Direct taxes	15.1	15.0	15.0	14.7	14.6	14.5
Indirect taxes	14.9	15.1	15.4	15.5	15.4	15.3
Capital taxes	0.1	0.2	0.1	0.0	0.0	0.0
Social security contributions	13.8	14.0	13.8	13.7	13.6	13.5
Actual contributions	13.6	13.7	13.5	13.5	13.4	13.3
Deemed contributions	0.3	0.3	0.3	0.3	0.3	0.3
Other current revenues	3.8	4.0	3.8	3.8	3.7	3.7
Total current revenues	47.7	48.1	48.0	47.7	47.3	47.0

Non-tax capital account revenues	0.3	0.4	0.3	0.3	0.3	0.3

Total final revenues	48.1	48.7	48.3	48.0	47.7	47.3
Memo item: Tax burden	44.0	44.3	44.2	44.0	43.7	43.3

BALANCES
Primary balance	2.5	2.3	3.0	3.5	4.1	4.5
Current account balance	-0.4	-0.5	0.1	0.6	0.9	1.4
Net borrowing	-3.0	-3.1	-2.3	-1.8	-1.2	-0.7

30	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

TABLE IV.1c: GENERAL GOVERNMENT ACCOUNT AT UNCHANGED LEGISLATION (% change)

	2013	2014	2015	2016	2017
EXPENDITURE
Compensation for employees	-0.7	-1.4	1.1	0.1	0.0
Intermediate consumption	-2.0	0.1	2.0	2.6	2.1
Welfare benefits	2.9	3.0	2.6	2.6	2.6
Pensions	2.3	2.9	2.7	2.7	2.8
Other welfare benefits	5.5	3.2	2.4	2.0	1.7
Other current expenditure	1.7	0.6	0.4	-0.5	1.1
Total current expenditure, net of interest	0.9	1.2	1.9	1.7	1.8

Interest expenditure	-3.2	2.5	3.2	3.4	0.7

Total current expenditure	0.5	1.3	2.1	1.9	1.6
of which: Healthcare expenditure	0.2	1.7	2.1	1.9	1.8

Total capital expenditure	6.5	-10.8	0.5	-6.6	1.2
Gross fixed investments	-3.5	2.4	1.4	-0.2	-0.9
Capital account contributions	23.9	-32.0	-0.2	-16.0	6.2
Other transfers	-5.6	69.0	-7.0	-35.4	0.8

Total final expenditure, net of interest	1.3	0.3	1.9	1.2	1.7
Total final expenditure	0.8	0.6	2.0	1.5	1.6

REVENUES
Total tax revenues	0.0	3.2	3.0	2.7	2.9
Direct taxes	-1.4	2.6	1.5	2.8	3.0
Indirect taxes	0.7	4.8	4.5	2.7	2.9
Capital account taxes	132.7	-71.0	-20.5	1.5	1.6
Social security contributions	0.7	1.4	3.1	2.8	2.6
Actual contributions	0.7	1.4	3.1	2.8	2.6
Deemed contributions	1.6	1.4	2.0	1.3	1.3
Other current revenues	3.2	-0.6	2.6	2.1	2.2
Total current revenues	0.2	2.7	3.0	2.7	2.8

Non-tax capital account revenues	38.5	-25.9	1.8	-2.3	0.6

Total final revenues	0.7	2.1	3.0	2.7	2.8

The fiscal consolidation process undertaken, as shown by the public finance outcomes for 2012, and the estimated trends for 2013 and subsequent years, has made it possible to close out the Excessive Deficit Procedure initiated with respect to Italy. It is an important result, but Italy still must maintain a rigorous approach. The Government believes that the achievement of a balanced budget in structural terms remains an essential condition for ensuring sustainability of the public debt and maintaining the confidence of both businesses and the financial markets. The policy scenario outlines a convergence path towards this target, with the balanced position achieved as from 2015, in line with the new Constitutional requirement and European rules.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

TABLE IV.2a: PUBLIC FINANCE AGGREGATES BASED ON POLICY SCENARIO (% of GDP)

		2012	2013	2014		2015	2016	2017
NET BORROWING	(EFD Update)	-3.0	-3.0	-2.5	(3)	-1.6	-0.8	-0.1
	(2013 EFD)	-3.0	-2.9	-1.8		-1.5	-0.9	-0.4
INTEREST	(EFD Update)	5.5	5.4	5.4		5.3	5.3	5.1
	(2013 EFD)	5.5	5.3	5.6		5.8	6.0	6.1
PRIMARY BALANCE	(EFD Update)	2.5	2.4	2.9		3.7	4.5	5.1
	(2013 EFD)	2.5	2.4	3.8		4.3	5.1	5.7
STRUCTURAL NET	(EFD Update)	-1.3	-0.4	-0.3		0.0	0.0	0.0
BORROWING (1)	(2013 EFD)	-1.2	0.0	0.4		0.0	0.0	0.0
DEBT (incl. Euro Area aid and	(EFD Update)	127.0	132.9	132.8		129.4	125.0	120.1
PA’s past-due payables) (2)	(2013 EFD)	127.0	130.4	129.0		125.5	121.4	117.3
DEBT (net of Euro Area aid) (2)	(EFD Update)	124.3	129.3	129.0		125.7	121.4	116.6
	(2013 EFD)	124.3	126.9	125.2		121.8	117.8	113.8

(1)	Cyclically adjusted and net of one-off measures.
(2)	Inclusive or net of Italy’s portion of the EFSF loans to Greece and the ESM programme. For the year of 2012, the amount of such loans to Member States of the EMU (bilateral or through the EFSF) was €36.932 million. The estimates for 2014-2017 include the proceeds from privatisations and real property sales amounting to approximately 0.5 percentage points of GDP per year. The current scenario assumes that spreads between the yields on 10-year Italian government securities and those on comparable German securities will gradually contract to 200 basis points in 2014, 150 basis points in 2015, and 100 basis points in 2016 and 2017.
(3)	The use of 0.2 percentage points of the fiscal balance in 2014 (difference between the balance at unchanged legislation and the balance based on the policy scenario) is explained by the intention to finance several capital expenditure items not included in the balance at unchanged legislation.

TABLE IV.2b: CASH BALANCES BASED ON POLICY SCENARIO (% of GDP)

	2013	2014	2015	2016	2017
STATE SECTOR BALANCE	-5.3	-3.6	-1.5	-0.3	0.4
PUBLIC SECTOR BALANCE	-5.5	-3.5	-1.7	-0.8	-0.2

The deterioration of economic growth in 2013 compared with the April EFD forecasts has a significant impact on potential growth. Based on the estimation methodology agreed at the European level, potential GDP is projected to contract by 0.3 per cent in 2013, especially due to the negative contribution of the productive factors, labour and capital.

In spite of this, the Government is committed to maintaining the deficit-to-GDP ratio at 3.0 per cent for 2013, in line with the European commitments. Associated with this figure is a structural deficit equal to 0.4 per cent of GDP in 2013. The improvements in the structural balance in 2013 (equal to 0.9 percentage points of GDP) and in the average obtained over the 2012-2013 two-year period (1.6 percentage points of GDP) are well above those required of the countries that remain far from the Medium Term Objective (MTO) (0.5 percentage points of GDP per year). Finally, it should be noted that the payments of the PA’s past-due debts due to capital expenditure as agreed with the European Union, will account for approximately 0.5 percentage points of GDP for 2013.

32	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

TABLE IV.3: CYCLICALLY ADJUSTED PUBLIC FINANCE (% of GDP)

	2011	2012	2013	2014	2015	2016	2017
GDP growth rate at constant prices	0.4	-2.4	-1.7	1.0	1.7	1.8	1.9
Net borrowing	-3.8	-3.0	-3.0	-2.5	-1.6	-0.8	-0.1
Interest expenditure	5.0	5.5	5.4	5.4	5.3	5.3	5.1
Potential GDP growth	0.3	-0.6	-0.3	0.1	0.3	0.4	0.6
Contribution of factors to potential growth:
Labour	0.2	-0.5	-0.2	0.1	0.1	0.1	0.2
Capital	0.2	0.0	-0.1	0.0	0.0	0.1	0.2
Total Factor Productivity	-0.1	-0.1	0.0	0.1	0.1	0.2	0.3
Output gap	-1.7	-3.4	-4.8	-4.0	-2.7	-1.4	-0.2
Cyclical component of the budget balance	-0.9	-1.9	-2.6	-2.2	-1.5	-0.8	-0.1
Cyclically adjusted budget balance	-2.9	-1.2	-0.4	-0.3	-0.1	0.0	0.0
Cyclically adjusted primary surplus	2.1	4.4	5.0	5.1	5.2	5.3	5.2
One-off measures	0.7	0.1	0.0	0.0	-0.1	0.0	0.0
Budget balance net of one-off measures	-4.5	-3.1	-3.0	-2.5	-1.5	-0.8	-0.1
Cyclically adjusted budget balance net of one-off measures	-3.6	-1.3	-0.4	-0.3	0.0	0.0	0.0
Cyclically adjusted primary surplus net of one-off measures	1.4	4.3	5.0	5.1	5.3	5.3	5.2
Change in budget balance net of one-off measures	-0.2	-1.3	-0.9	-0.1	-0.3	0.0	0.0
Change in cyclically corrected budget balance net of one-off measures	-0.2	-2.3	-0.9	-0.1	-0.3	0.0	0.0

Note: Slight discrepancies, if any, are due to rounding.

TABLE IV.4: ONE-OFF MEASURES (in € mn)

		FORECASTS
	2012	2013	2014	2015	2016	2017
Total one-off measures	1,511	403	-244	-2,288	-239	536
% of GDP	0.1	0.0	0.0	-0.1	0.0	0.0
- a ) Revenues	2,122	390	275	10	0	0
% of GDP	0.1	0.0	0.0	0.0	0.0	0.0
Various substitutive taxes	770	360	255	0	0	0
Alignment of book values to IAS	643	0	0	0	0	0
EU subsidies for earthquakes in Abruzzo and Emilia	670	0	0	0	0	0
Amnesty for illegal building: State	39	30	20	10	0	0
- b) Expenditure	-1,820	-1,487	-1,969	-3,748	-1,289	-364
% of GDP	-0.1	-0.1	-0.1	-0.2	-0.1	0.0
Dividends to be paid	-133	-140	-70	0	0	0
Interventions due to national disasters	-1,585	-1,285	-1,899	-3,748	-1,289	-364
Tax offsets for local broadcasters	-103	-62	0	0	0	0

- c ) Disposal of real property assets	1,210	1,500	1,450	1,450	1,050	900
% of GDP	0.1	0.1	0.1	0.1	0.1	0.1

Breakdown of one-off measures by sub-sector
Central Government	244	-847	-1,494	-3,438	-1,139	-264
Social-Security Funds	372	450	450	450	300	300
Local Government	895	800	800	700	600	500

GDP (x 1,000)	1,565.9	1,557.3	1,602.9	1,660.7	1,718.4	1,779.6

Note: Slight discrepancies, if any, are due to rounding.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

Turning to 2014, the budget balance will be kept below 3.0 per cent of GDP, even when considering the expansionist effects of the Government’s planned measures (equal to approximately 0.3 per cent of GDP). In structural terms, the budget balance should improve from the 2013 figure by approximately 0.1 percentage points. In the period 2015-2017, as a result of other consolidation measures planned by the Government, the structural balance should be in line with the MTO, and should thus arrive at a balanced position.

The debt-to-GDP ratio based on the policy scenario is projected to equal 132.9 per cent at the end of 2013, a level that is approximately 2.5 percentage points higher than the EFD forecast. Nonetheless, the policy scenario confirms the declining trend in the debt-to-GDP ratio starting in 2014, with an increasing rate of reduction each year, until falling to 120.1 per cent in 2017 (approximately 2.8 percentage points higher than forecasted in the EFD). These estimates remain in line with those in the EFD, at least with reference to the profile of the series, although the overall level of the debt-to-GDP ratio is between 2.5 percentage points (in 2013) and 3.9 percentage points (in 2014 and 2015) higher. The new forecast also incorporates a lower estimate of the annual proceeds from privatisations (0.5 per cent of GDP) that considers the instruments created for proceeding with the valuation and subsequent sale of State property, including both buildings and shareholdings.

More specifically, the increase contemplated for 2013 is attributable almost equally to a lower estimate of nominal GDP growth for the year (-1.3 percentage points) and a higher-than-expected level of debt (+1.2 percentage points), the latter of which is partially due to a higher volume of payments of the PA’s past-due debts, and partially due to the combination of lower revenues from privatisations and a trend of the state-sector borrowing requirement (net of the payments of the PA's debt) that is slightly higher than that assumed in April.

For 2014, the 3.9 percentage point increase from the EFD estimates is primarily due to an increase in the debt (an impact on the forecast of approximately 2.2 percentage points) rather than the lower growth estimates (an impact of approximately 1.7 points). In addition to the effect of the carryover from the previous year, the debt is impacted, amongst other things, by the aforementioned downward revision of the revenues from privatisations and a borrowing requirement that is higher than the EFD estimate by approximately 0.6 percentage points. A similar increase from the EFD estimate is predicted for 2015, which in this case as well, is primarily attributable to the forecast level of the debt rather than the more modest forecast of economic growth, even though the impact of the carryover from the preceding years becomes increasingly significant. For 2016 and 2017, the increases from the EFD forecasts become gradually more modest, while the factors to which the increases can be attributed remain essentially unchanged.

Separating the effects of the financial support (already disbursed or to be disbursed) to the Euro Area countries, the debt-to-GDP ratio should remain below 130 per cent for 2013, before declining to 116.6 per cent in 2017, with a rather significant trend of reduction in line with that estimated in the EFD in April.

34	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV.	PUBLIC FINANCE

TABLE IV.5: GENERAL GOVERNMENT DEBT BY SUB-SECTOR

(in € mn and % of GDP)

	2012	2013	2014	2015	2016	2017
Level net of Euro Area financial support (1)
General government	1,945,964	2,014,034	2,067,341	2,087,083	2,086,855	2,075,371
in %GDP	124.3	129.3	129.0	125.7	121.4	116.6
Central Government (2)	1,838,856	1,905,697	1,958,025	1,977,038	1,976,380	1,964,605
Local Government (2)	131,780	133,009	133,988	134,717	135,147	135,439
Social Security Funds(2)	149	149	149	149	149	149

Level including Euro Area financial support (1)
General government	1,988,629	2,069,470	2,128,800	2,148,715	2,148,678	2,137,425
in %GDP	127.0	132.9	132.8	129.4	125.0	120.1
Central Government (2)	1,881,521	1,961,133	2,019,484	2,038,670	2,038,203	2,026,658
Local Government (2)	131,780	133,009	133,988	134,717	135,147	135,439
Social-Security Funds (2)	149	149	149	149	149	149

1)

Inclusive or net of Italy’s portion of the EFSF loans to Greece and the ESM programme. For the year of 2012, the amount of such loans to Member States of the EMU (bilateral or through the EFSF) was €36.932 million. The estimates for 2014-2017 include the proceeds from privatisations and real property sales amounting to approximately 0.5 percentage points of GDP per year. The current scenario assumes that spreads between the yields on 10-year Italian government securities and those on comparable German securities will gradually contract to 200 basis points in 2014, 150 basis points in 2015, and 100 basis points in 2016 and 2017.

2)	Inclusive of non-consolidated interest.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

FOCUS

The debt rule

The debt rule introduced into the Stability and Growth Pact with the Six Pack and ratified by Law no. 243/2012 which implemented the constraint of a balanced budget in structural terms as sanctioned by the Constitution, provides that the debt-to-GDP ratio is to decrease each year by at least one-twentieth of the difference with respect to 60 per cent of GDP calculated on the average for the preceding three years.

The application of this criterion makes it possible to identify unequivocally a debt benchmark level (backward-looking benchmark). However, the Stability Pact also states that observance of the rule must be evaluated by taking into account the impact of the economic cycle. Accordingly, the cyclically adjusted debt of the three preceding years must be compared with the backward-looking benchmark (cyclically adjusted criterion). Finally, the Stability Pact also considers the debt rule to be respected when fiscal forecasts indicate that, in the two years after the year in which the rule is to be applied, the differential of the debt with respect to 60 per cent of GDP is decreased by an average of one-twentieth against the three preceding years (forward-looking debt benchmark).

The violation of the debt rule is thus evaluated by considering the benchmark from the standpoint of three different criteria: backward-looking benchmark, the impact of the economic cycle, and forward-looking benchmark. The proceedings for a breach of the rule will be opened only if all three criteria are violated.

In the case of the Member States recently subject to the Excessive Deficit Procedure, a three-year transition period has been established for the application of the debt rule, starting from the date of the cancellation of the excess deficit condition. Therefore, for Italy, which was released from the Excessive Deficit Procedure on the basis of 2012 data, the first assessment of the debt rule will be carried out in 2015.

In any event, convergence toward the more favourable benchmark must still be guaranteed during the three-year transition period. In this regard, the Stability Pact requires that the identification of a Minimum Linear Structural Adjustment (MLSA) for each year of the three-year transition period, which, if followed, will allow for respecting the debt rule as of the end of the transition period, thus closing any positive gap between the debt level and the more favourable benchmark. The MLSA derived from these criteria must be compared with the change in the structural balance (fiscal effort) programmed by the Government in each year of the transition period. Should the change in the structural balance exceed the MLSA’s positive value, there is no need for any additional adjustment.

For Italy, the debt-to-GDP ratio based on the policy scenario, inclusive of the sums involved to support Greece, the contributions to the EFSF and ESM and the amount of the portions of the payments of the PA’s past-due debt, increases from 127.0 per cent in 2012 to 129.4 per cent of GDP in 2015 and decreases to 120.1 per cent of GDP in 2017.

Based on the application of the formula agreed at a European level, the debt benchmark in the backward-looking configuration is 124.1 per cent of GDP, or 5.1 percentage points below the debt level forecast for 2015. In the forward-looking configuration, the benchmark is 122.3 per cent of GDP, or 2.2 percentage points above the debt level forecast for 2017. Finally, in correcting the years of 2013-2015 for effects of the economic cycle, the debt as of 2015 is 124.1 per cent of GDP, or practically in line with the level of the backward-looking benchmark. Italy thus complies with the debt rule, both in the forward-looking configuration and when considering the correction for the economic cycle.

On the basis of these projections, the MLSA is positive and equal to 0.1 percentage points of GDP only in 2013. However, the fiscal correction undertaken by the Government in 2013 (equal to 0.9 percentage points of GDP) is far above that required to respect the debt rule. In 2014 and 2015, the fiscal correction in structural terms, as planned by the Government, will be sufficient to guarantee the convergence of the debt’s trajectory toward the more favourable benchmark.

In order to measure the quality of the adjustment toward the benchmark, the chart below presents the isoquant of the possible combinations between the primary surplus (Y axis) and the differential between nominal GDP growth and the implicit interest rate (X axis) that allow for obtaining a debt-to-GDP ratio equal to the benchmark (124.1 per cent of GDP) in 2015 (i.e., the first year of the application of the debt rule), and n 2017 (forward-looking debt criterion).

36	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV.	PUBLIC FINANCE

The charts show the points that identify the combination between primary surplus and the growth/interest differential in 2012, 2013, 2015 (with and without the correction for the economic cycle) and 2017. The charts confirm that the Government’s budget targets of the policy scenario will fully comply with the debt rule.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

FOCUS

Medium/long-term trends in Italy’s pension system

The medium/long-term forecast of the pension expenditure-to-GDP ratio11 takes into account assumptions on fertility, mortality, and net migration flows as derived from the scenario calculated by ISTAT with reference to 201112. For the 2013-2017 period, growth assumptions are consistent with those outlined in this document13.

The forecast, based on unchanged legislation, incorporates the effects of the measures contained in the reforms adopted in 201114, as well as a three-year period adjustment (two-year period from 2021) of the transformation coefficients, and, with the same frequency, pension eligibility requirements as a function of life expectancy. Such adjustments take place through an administrative procedure that guarantees certainty for future revisions.

After growing over the 2008-2010 three-year period, attributable exclusively to the acute phase of the recession, the pension expenditure-to-GDP ratio is negatively impacted in subsequent years by the continuing recession, especially for 2012 and that expected for 2013, although mostly offset by more stringent requirements for pension eligibility in 2014-2015.

Starting in 2015-2016, in light of more favourable economic growth, the pension expenditure-to-GDP ratio is expected to decelerate significantly for a period of approximately 15 years, falling to 14.9 per cent around 2030. The decelerating trend reflects both the raising of minimum eligibility requirements for retirement and the introduction of the contributions system for calculating pensions.

In the 15 years thereafter, the impact of more pronounced negative demographic trends and the effects on pension amounts following the deferral of retirement will outweigh that of the legislated measures to contain pension expenditure. The growth of the pension expenditure-to-GDP ratio can thus be expected to continue until 2045, reaching a peak of 15.6 per cent. In the final part of the forecast period, the ratio decreases significantly to 13.9 per cent in 2060, following the completion of the shift from a mixed calculation system to a fully contributory system, as well as the progressive dwindling of pensions for those born in the baby boom.

[11]	The medium/long-term trend of the pension expenditure-to-GDP ratio is presented pursuant to the implementation of the provisions of Article 1, Paragraph 5 of Law No. 35 of 1995.
[12]

More specifically, the following are assumed: i) an increase in life expectancy between 2011 and 2060 of 6.7 years for men and 6.5 years for women, ii) a fertility rate that gradually converges to 1.6, and iii) a net flow of immigrants that goes from an annual average of approximately 280,000, during the first decade of the forecast, to an annual average of approximately 180,000 at the end of the forecast period. See, however, Istat (2011), http://demo.istat.it.

[13]

The average real growth rate of GDP is forecast to be around 1.5 per cent in the long term, whereas the employment rate increases by 9-10 percentage points for the 15-to-64-year age bracket compared with the figure as of 2010.

[14]

Including the reforms provided by Decree-Law No. 201/2011, converted with amendments by Law No. 214/2011 and the initiatives adopted thereafter in 2012 and 2013 aimed at further increasing the number of workers protected from the increase of the retirement requirements established by the aforementioned Decree-Law No. 201/2011.

38	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

Estimates show how pension reforms undertaken in the past two decades can counterbalance the potential medium/long-term effects of demographic transition on public expenditure for pensions. Indeed, as highlighted in international surveys15, Italy, despite its less favourable demographics, presents an evolution in pension expenditure relative to GDP that is exactly the opposite of that forecasted for most European countries.

IV.2	MAIN PUBLIC FINANCE INITIATIVES ADOPTED IN 2013

In a context characterized by the July closure of the Excessive Deficit Procedure (opened in 2009), and the structural improvement of the public accounts, the Government has provided for the adoption of several urgent measures in 2013.

While the measures are mainly aimed at supporting the economy, employment and household income, the government adopted provisions that focus on the education system and the nation’s artistic and cultural heritage. In addition, other measures have been undertaken in continuity with the actions already undertaken in preceding years to streamline public expenditure.

Overall, the initiatives result in a change of approximately €7.3 billion in the PA’s net borrowing in 2013, entirely due to the settlement of the PA’s past-due debts, as provided by the decree-law adopted early this year16. For the following years, the initiatives bring about an improvement in net borrowing of approximately €1 billion per year in 2014 and 2015 and an improvement of approximately €700 million per year in the years thereafter (the impact of the individual measures is reported in the tables of the Appendix).

[15]

Economic Policy Committee-European Commission (2012), The 2012 Ageing Report: Economic and Budgetary Projections for the EU-27 Member States, 2010-2060. In this regard, note that the pension expenditure-to-GDP ratio for all of the EU countries grows on average by 1.6 percentage points during the 2010-2060 period, while, in Italy’s case, the ratio declines by 0.9 percentage points. This denotes, by this measure, a contained risk in terms of the impact of an ageing population on the sustainability of the public finances.

[16]	Decree-Law No. 35/2013, converted with amendments by Law No. 64/2013.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

As indicated in the Reports to Parliament in March and early September 2013, the borrowing requirement increases by approximately €26.4 billion in 2013 and €17.5 billion in 201417 due to the settlement of the PA’s past-due debts as provided by the two subsequent decree-laws.

TABLE IV.6: CUMULATIVE IMPACT OF THE MEASURES ENACTED IN 2013 ON GENERAL GOVERNMENT NET

BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
Decree-Law No. 35/2013 (converted by Law No. 64/2013)	-7,370	670	571	567	570
Decree-Law No. 54/2013 (converted by Law No. 85/2013)	11	87	37	0	0
Decree-Law No. 63/2013 (converted by Law No. 90/2013)	19	26	0	0	0
Decree-Law No. 69/2013 (converted by Law No. 98/2013)	27	30	33	29	27
Decree-Law No. 76/2013 (converted by Law No. 99/2013)	0	0	5	66	116
Decree-Law No. 91/2013	0	6	1	4	4
Decree-Law No. 101/2013	0	3	3	3	3
Decree-Law No. 102/2013	11	98	264	64	-14
Decree-Law No. 104/2013	0	73	39	30	31

NET BORROWING	-7,302	994	953	764	738
% of GDP	-0.5	0.1	0.1	0.0	0.0

BORROWING REQUIREMENT	-26,351	-17,534	573	514	738
% of GDP	-1.7	-1.1	0.0	0.0	0.0

The total amount of the initiatives financed, as reported in the general government account, is equal to approximately €12.5 billion in 2013, more than €3 billion per year in 2014 and 2015, €2.5 billion in 2016 and €2 billion in 2017. Almost one-half of the resources to finance these measures stems from expenditure cuts during the planning period. Specifically, the resources are derived from: the spending rationalisation measures, with the careful reduction of the appropriations for several spending laws and the reduction of the funding earmarked for contracts to outsource services; the replanning of structural funds and certain infrastructure projects, in relation to their state of completion. Additional savings come from the revision of spending appropriations that can be redirected within the State budget. The streamlining of expenditures also includes measures to reduce outlays for official cars and for advisory services within the PA, and the optimisation of spending on public sector employment.

Additional revenues will be generated through: an increase in the excise taxes on alcoholic beverages, tobacco products, and mineral oils; measures regarding gaming; the revision of the maximum personal income tax deduction for expenditures on insurance premiums; an increase in VAT rates on food and beverage items sold through vending machines; and the abolition of lower VAT rates for the publishing industry. Additional resources come from the incremental VAT revenues connected to the payment of the PA’s past-due debts.

[17]	The payments were initially financed through Decree-Law No. 35/2013 and later, reinforced for the territorial entities, through Decree-Law No. 102/2013.

40	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

TABLE IV.7: CUMULATIVE IMPACT OF THE 2013 BUDGET MEASURES ON GENERAL

GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
Gross budget (freeing up of resources)	5,240	4,162	4,333	3,259	2,808
Higher revenues	3,504	2,378	2,050	1,675	1,742
Lower expenditures	1,736	1,784	2,282	1,584	1,066
- current expenditures	760	683	889	624	567
- capital expenditures	976	1,101	1,393	960	499
Measures financed (use of funds)	12,541	3,168	3,379	2,495	2,070
Lower revenues	3,784	1,115	1,245	704	610
Higher expenditures	8,757	2,054	2,134	1,791	1,459
- current expenditures	1,320	1,256	1,184	970	998
- capital expenditures	7,437	798	950	820	461

Impact on net borrowing	-7,302	994	953	764	738
Net change in revenues	-280	1,263	805	971	1,131
Net change in expenditures	7,021	270	-148	207	393
- current expenditures	560	573	295	346	431
- capital expenditures	6,461	-303	-444	-139	-38

TABLE IV.8: CUMULATIVE IMPACT OF THE 2013 BUDGET MEASURES ON GENERAL

GOVERNMENT NET BORROWING, BY SUB-SECTOR (in € mn; including induced effects)

	2013	2014	2015	2016	2017
CENTRAL GOVERNMENT	2,144	1,630	1,191	1,152	986
- net change in revenues	1,615	1,511	944	1,095	1,103
- net change in expenditures	-529	-119	-248	-57	117

LOCAL GOVERNMENT	-9,109	-206	80	-238	-287
- net change in revenues	-2,198	-35	45	-51	-50
- net change in expenditures	6,911	-172	-35	186	237

SOCIAL-WELFARE ENTITIES	-337	-430	-318	-151	39
- net change in revenues	302	-213	-184	-72	78
- net change in expenditures	639	217	134	78	39

Impact on net borrowing	-7,302	994	953	764	738

The payment of the past-due debts and the abolition of the first IMU instalment, when broken down by sub-sector of the government, result in an increase in the local government balance, partially offset by the provisions that affect the central government.

The Government’s planned action to support economic recovery includes not only the settlement of the PA’s past-due debts, but also the resources allocated to restart or continue projects already underway and to finalize contracts for new public works18.

[18]	Decree-Law No. 69/2013 converted by Law No. 98/2013.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

Measures to support employment include: the refinancing of exceptional social safety nets19; the extension of fixed-term labour contracts so as to ensure continuity in the delivery of essential public services; and tax incentives for the hiring of young workers under full-time contracts20.

In addition, a new safeguard measure has been adopted for workers who, in having lost their jobs prior to the most recent pension reform, have ended up without either a wage or a pension21.

To relaunch the economy and provide support to household purchasing power, the Government has enacted: tax breaks to favour upgrades and improvements to the energy efficiency of Italy’s housing stock, and measures to enhance the value of buildings and to promote the integration of renewable energy22; incentives for building renovation23; measures to reduce fiscal pressure, including the deferral to October 1 of the one percentage point increase in VAT (from 21 per cent to 22 per cent)24 and the suspension and subsequent cancellation of the first IMU instalment for 2013 with regard to principal residences and farmland25. Lastly, with regard to real estate, funds have been allocated for making the burden of home mortgage or rental payments more sustainable, while access to credit for the purchase of a first home has been made easier for various categories of home buyers26.

With regard to education, measures have been adopted in favour of students, families and schools in order to alleviate the difficult situation resulting from spending reductions in recent years. Specific plans provide for: allocating resources for scholarships and reducing the costs of purchasing secondary school textbooks; initiatives aimed at curbing the number of school dropouts and expanding the courses offered in schools; programs aimed at guaranteeing continuity and planning in the selection of school personnel; and provisions designed to immediately improve the qualifications of school personnel, particularly for those working with students with disabilities27. Resources have also been allocated for financing extraordinary works to renovate and secure school buildings, and for the construction of new public school buildings28.

With reference to the nation’s artistic and cultural heritage, a tax credit has been provided for reviving the film and music sectors, while other measures have been adopted to guarantee the public access of cultural institutions and landmarks29.

[19]	Decree-Law No. 54/2013 converted by Law No. 85/2013, Decree-Law No. 63/2013 converted by Law No. 90/2013 and Decree-Law No. 102/2013.
[20]	Decree-Law No. 76/2013 converted by Law No. 99/2013.
[21]	Decree-Law No. 102/2013.
[22]

Tax deductions for improving the energy efficiency of buildings have been raised to 65 per cent. The incentive is valid for expenditures made until 31 December 2013 or up to 30 June 2014 for restructuring undertaken by condominiums.

[23]

The personal income tax deductions for up to 50 per cent of building renovation expenditures up to a total amount of €96,000 have been extended to 31 December 2013. The deductions have also been extended to cover the purchase of furnishings to be used for furnishing the renovated building.

[24]	Decree-Law No. 76/2013 converted by Law No. 99/2013.
[25]	Decree-Law No. 54/2013 converted by Law No. 85/2013 and Decree-Law No. 102/2013.
[26]	Decree-Law No. 102/2013.
[27]	Decree-Law No. 104/2013.
[28]	Decree-Law No. 104/2013 and Decree-Law No. 69/2013 converted by Law No. 98/2013.
[29]	Decree-Law No. 91/2013.

42	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

FOCUS

Measures adopted in the past four months

The Government has adopted a series of measures to contend with the difficult economic trend (GDP has declined for 8 consecutive quarters), several social and environmental emergencies, as well as natural disasters. In addition, various measures have been adopted with a view toward launching economic recovery.

The measures amount to approximately €5 billion in 2013 and €3.3-3.5 billion starting in 2014 (€11.9 billion over a three-year period). The resources to cover the measures slightly exceed total cost of the measures. During the period in which the decree-laws outlined hereunder will produce their effects (2013-2023), approximately €24 billion of measures will be financed, covered by €20 billion through tax increases and approximately €7.5 billion through spending reductions or reconfigurations.

MEASURES ENACTED IN THE PAST FOUR MONTHS (in € mn)

	2013	2014	2015
Measures	5,045	3,305	3,547

Coverage	5,113	3,626	3,926
including:
Higher revenues	3,402	1,957	2,224
Lower expenditures	1,711	1,669	1,702

Impact on net borrowing	68	320	379

1) Decree-Law No. 43/2013, adopted to tackle various environmental emergencies and to refinance initiatives to aid areas hit by earthquakes, has allocated total resources of approximately €1.4 billion for the 2013-2018 period, of which approximately €1 billion will fund the recovery from the earthquake in the Abruzzo Region. The funding was obtained through an increase in stamp duties and other measures to cut spending.

2) Decree-Law No. 54/2013 (deferral of IMU and social safety nets) has allocated €360 million over the 2013-2015 period, of which €250 million to increase the resources in the Social Fund for Employment and Training, to be used for financing exceptional social safety nets for 2013. The coverage of the appropriation came from the use of the Fund for Social-Welfare Contributions Relief for Second-Level Salaries, and the reduction of certain capital expenditures.

3) Among its provisions, Decree-Law No. 63/2013 continues of the 10-year tax incentives in favour of building-renovation and energy-qualification initiatives, for approximately €4 billion over the 2014-2023 period; the resources to cover the benefits will be derived from the elimination of several tax breaks in the publishing industry, and from selected spending cuts.

4) Decree-Law No. 69/2013 (‘Decreto del Fare’) has allocated €1.9 billion over the 2013-2015 period, most of which goes to financing the Fund for the start-up of shovel-ready construction projects, the continuation of projects already in process, and the financing of school construction projects. This sum will be covered in part through the reallocation of resources already allocated for capital expenditures with longer time horizons; other sources of funding include the Robin Tax, an increase in fuel excise taxes and other spending cuts.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

5) Decree-Law No. 76/2013 has allocated €3 billion over 2013-2015 period to defer the one percentage point increase in ordinary VAT (from 21 per cent to 22 per cent) until October 2013, and for measures to favour youth employment. These initiatives will be covered by a 1-percentage point increase in the November 2013 prepayments of personal income tax (IRPEF), corporate income tax (IRES) and the regional tax on productive activities (IRAP); a 10-percentage point increase in the prepayment of taxes withheld on interest earned on deposits and current accounts with banks, as well as the introduction of a consumption tax on electronic cigarettes.

6) Decree-Law No. 91/2013 (Culture Decree) has allocated €230 million over 2013-2015 period, most of which is to be used for the permanent refinancing of the tax credit in favour of the film industry; other measures in favour of artistic and cultural heritage are also covered by the decree. The coverage of the funding will mainly come from an increase in excise taxes on various products (lubricating oil, processed tobacco, etc.). In addition, funds (approximately €100 million) were allocated to restore the financial balance of certain opera/symphonic foundations. This is covered by the use of funds set aside for paying the past-due debts of local entities.

7) Decree-Law No. 102/2013 provided for: the cancellation of the first IMU instalment for 2013 with regard to primary dwellings and farmland and other minor exemptions (€2.5 billion in 2013); the refinancing of both long-term wage supplementation schemes and resources available to the so-called “protected” workers (approximately €900 million over 2013-2018), and other housing-related initiatives. The decree provides for measures worth more than €5.5 billion over 2013-2018 to be financed partially through higher revenues, 50 per cent of which relate the payment of the PA’s past-due debts (additional outlays for €7.2 billion) and partially through selective spending cuts in relation to the central government.

8) The recently enacted Decree-Law No. 104/2013 regarding education, universities and research has outlined measures for improving the welfare of university students, through the assignment of resources for scholarships and reducing the costs of purchasing secondary school textbooks, and initiatives aimed at curbing the number of school dropouts and expanding the courses offered in schools. Resources have also been allocated for financing extraordinary works to renovate and secure school buildings, and for the construction of new public school buildings. Finally, the decree contains provisions aimed at guaranteeing continuity of instruction to students with disabilities, and other provisions regarding unqualified teachers. The measures amount to approximately €2.7 billion over 2013-2018, most of which are financed through revenue increases (€2.5 billion) and the remainder through spending cuts (approximately €250 million).

FOCUS

Implications of the Two Pack on the planning documents provided by the law

The reinforcement of the tools to coordinate and evaluate the economic and budget policies of the EU Member States constitutes one of the fundamental aspects of the reform of European governance inaugurated in recent years with the introduction of the European Semester, the Six Pack (which includes a revision of the Stability and Growth Pact), and the signing of the Treaty on Coordination, Stability and Governance of the Economic and Monetary Union (Fiscal Compact).

In a move to reinforce these tools further (in particular for the assessment of: i) the actions to implement the Country Specific Recommendations, to respect the Stability and Growth Pact, as well as to prevent (and correct, if applicable) macroeconomic balances, and ii) the planning indications defined within the framework of the European Semester), two regulations (Two Pack) were approved in May 2013 for the countries in the Euro Area: EU regulation No. 472/2013 and EU regulation No. 473/2013, which will become operative in the next budget session.

44	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

The measures of the EU regulation No. 473/2013 influence the national economic and financial planning cycle, with reference to the “common provisions for the monitoring and evaluation of the budget planning documents and for the correction of excessive deficits of the Member States of the Euro Area.” This regulation introduces a new process of evaluating national budgets, establishing a common deadline (15 October) by which the Euro Area countries must send their Draft Budgetary Plan (DBP) to the designated European institutions30. The DBP contains an update of the estimates indicated in the previous Stability Programme, with a particular focus on the first year of the forecast. The DBP, which takes into account any revisions of final data introduced by the national statistical offices (e.g., ISTAT) as of its reporting by October 1, outlines: the reasons for any differences with respect to the estimates contained in the Stability Programme drawn up in April; the public finance measures proposed by the Government for achieving the programmed targets; and the impact on public accounts and economic growth.

The data needed for the preparation of the DBP, which are indicated in a specific code of conduct according to a European agreed format, are mostly already available in national planning documents. Even though it is thus possible to meet the requirements set by European procedures and to prepare the DBP by the deadline for 2013, in the near future it will be necessary to consider revising the national planning documents to align them, bringing them into with the European cycle. This should include outlining a schedule consistent with the new deadline, as occurred with the recent reform of the law on public finance and accounting, to be consistent with the European Semester.

This new process also envisions the involvement of independent entities for evaluating the macroeconomic and public finance forecasts31.

By 30 November, the European Commission will adopt and present to the Eurogroup an opinion on each DBP that will contain an evaluation of the conformity of the budget programs to the recommendations formulated as part of the European Semester, and an evaluation of the consistency of the budget with respect to the programmed targets of the Member State. The opinion for each individual country and for the Euro Area as a whole will be made public, thereby ensuring a high degree of transparency. In the event of any country’s significant non-compliance with the obligations of the Stability and Growth Pact, the country may be requested to revise its budget planning document in order to take into account the Commission’s observations.

IV.3	MULTI-YEAR EVALUATION PLAN FOR PUBLIC PROPERTY

In order to reduce the public debt, an extraordinary plan has recently been inaugurated for increasing the value and selling the PA’s real estate assets, with a view toward ensuring significant resources will be primarily earmarked for the debt amortisation fund.

The initiatives undertaken to increase the value of public properties are based on an information platform constructed through the digitisation of data, which was begun in February 2010 in accordance with the Financial Law for the same year. On the basis of the most recent reports, the value of public property, inclusive of land, is estimated in the range of €350 billion.

In May, the Ministry of the Economy and Finance set up a wholly-owned company, ‘Investimenti Immobiliari Italiani- Società di Gestione del Risparmio, Società per Azioni’ (INVIMIT SGR)32 which will establish one or more investment funds for the purpose of:

[30]	Commission and Eurogroup (Ministers of Finance of the Euro Area countries).
[31]

According to the European definition, independent forecasts are those that are prepared or endorsed by structurally independent entities, or entities with functional autonomy, vis-à-vis the budget authority. See Focus Topic in Chapter II for additional information.

[32]	As part of the implementation of Article 33 of Decree-Law No. 98/2011, converted by Law No. 111/2011.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

•

Contributing to closed-end real estate investment funds promoted by or held by territorial and other public entities, or in companies wholly owned by such entities, for the purpose of increasing the value or selling their available property assets;

•

Enhancing both the value of State-owned properties not used for institutional purposes (“Direct fund”) and properties no longer used by the Defence Ministry for institutional purposes (“Defence fund”), as well as properties belonging to territorial entities, including those coming from acts of transfer pursuant to the State federal property system, and companies controlled by the State or public entities.

To increase the value of State properties, there are plans to allow contributions to these Funds by institutional investors, and in particular, Social welfare funds, through the injection of liquidity.

In 2012, a first series of privatisations of shareholdings held by the State advanced the strategy of selling off public properties33. These privatisations were concluded in 2013, through the sale of holdings in SACE, Fintecna and Simest to the Cassa Depositi e Prestiti (CDP). The value of the transactions, finalized in tranches, amounted to €8,831 million.

The first tranche of approximately €5,423 million (including €109 million for Simest, €3,721 million for SACE and €1,592 million for Fintecna) was paid by CDP in November 2012 for an amount equal to 60 per cent of the net book value of the three companies as reflected in their respective financial statements as of 31 December 2011. The sale proceeds were entirely credited to the Fund for the amortisation of government securities, thereby reducing the public debt. The second tranche, approximately €2,500 million, was paid at the end of December 2012 for the balance of the purchase of SACE and SIMEST, in consideration of the final transfer values as determined on the basis of court-approved appraisals (prepared by independent advisors for each company and deemed consistent by CDP). The final tranche, amounting to approximately €908 million, was paid in April 2013 for the balance of the acquisition of Fintecna. Thirty per cent of the resources of the second and third tranches was allocated to the Fund for the amortisation of government securities, and the remainder went to the settlement of the PA’s trade payables.

In addition to benefiting the State budget, these sales have a significant industrial value, in consideration of the synergies already existing between CDP and the three companies; more specifically, the expertise of SACE can be harnessed to assess creditworthiness in insurance services and in international finance, while SIMEST can guarantee further backing with respect to export support activities. Finally, with the acquisition of Fintecna, CDP can reinforce its knowledge and expertise in the valuation, sale and value enhancement of real properties owned by public entities.

Consistent with the actions already taken, a programme for the sale of shareholdings held directly or indirectly by the State will be outlined by the end of 2013. Though remaining committed to pursuing the path to privatisation, the Government has deemed it appropriate to reduce by half the ambitious objective of realising privatisation proceeds equivalent to 1.0 percentage point of annual GDP. The revised target of 0.5 percentage points of GDP is more realistic and feasible, given the still difficult conditions of the property and financial markets.

[33]	Decree-Law No. 87/2012, incorporated into Decree-Law No. 95/2012 (Spending Review) converted into Law No. 135/2012.

46	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. PUBLIC FINANCE

IV.4	STATE BUDGET UNDER POLICY SCENARIO

TABLE IV.9: STATE BUDGET FOR 2014-2016 UNDER POLICY SCENARIO (in € bn and net of accounting settlements, payable and VAT refunds)

		2012 Balance sheet Assessments/ Commitments	2013 Budget Law	2013 Statement Budget Law	2014	2015	2016	Average change rates
Tax revenues		442.9	452.6	438.3	449.1	463.1	474.2	2.8
	% of GDP	28.3	29.1	28.1	28.0	27.9	27.6
Other revenues		75.9	67.4	70.9	64.6	61.8	61.7	-2.2
	% of GDP	4.8	4.3	4.6	4.0	3.7	3.6
FINAL REVENUES		518.7	520.0	509.2	513.7	524.9	535.9	2.1
	% of GDP	33.1	33.4	32.7	32.0	31.6	31.2

Current expenditures, net of interest		371.6	392.8	393.8	406.5	403.1	397.6	-1.1
	% of GDP	23.7	25.2	25.3	25.4	24.3	23.1
Interest		81.4	89.7	89.2	91.5	97.5	101.5	5.3
	% of GDP	5.2	5.8	5.7	5.7	5.9	5.9
Capital expenditures		44.8	43.7	57.4	54.7	42.5	38.0	-16.4
	% of GDP	2.9	2.8	3.7	3.4	2.6	2.2
FINAL EXPENDITURES		497.8	526.2	540.3	552.7	543.1	537.1	-1.4
	% of GDP	31.8	33.8	34.7	34.5	32.7	31.3

PUBLIC SAVING		63.9	36.2	24.3	14.5	21.9	35.0
	% of GDP	4.1	2.3	1.6	0.9	1.3	2.0
NET BALANCE TO BE FINANCED		20.9	-6.2	-31.1	-39.1	-18.2	-1.2
	% of GDP	1.3	-0.4	-2.0	-2.4	-1.1	-0.1
PRIMARY SURPLUS		102.3	83.5	58.1	52.4	79.3	100.3
	% of GDP	6.5	5.4	3.7	3.3	4.8	5.8
BUDGET BALANCE EXCL. FINANCIAL ITEMS		27.4	-6.2	-19.1	-24.3	-18.2	-1.1
	% of GDP	1.7	-0.4	-1.2	-1.5	-1.1	-0.1
GDP (x 1,000)		1,565.9	1,557.3	1,557.3	1,602.9	1,660.7	1,718.4

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

IV.5	CONTENT OF THE DOMESTIC STABILITY PACT

Following the presentation of the regulatory framework that governs, through the Domestic Stability Pact, the contribution of local entities to the public finance measures for the 2013-2015 three-year period, the Government adopted several regulatory provisions that have partially modified the applicable rules.

With the aim of facilitating the payment of local entities’ debts, the Government, with the adoption of the first decree for accelerating the payment of the PA’s past-due debt34, not only eased the constraints of the Domestic Stability Pact by €6.4 billion, but it also provided incentives for the so-called Vertical Pact35, by increasing (by up to approximately €1,272 million per year for the years of 2013 and 2014) the contribution attributed to the Regions who grant financial leeway to local entities in their territories.

For 2013, the distribution of the contribution of the Regions and local entities to the budget is confirmed, based on a merit system using specific parameters that consider socio-economic indicators36. Instead, for 2014, the rules have been modified37, providing that the merit-related benefit be allocated to entities participating in experimentation for the harmonisation of local government accounting systems38. As of 2015, the Government intends to introduce a new accounting system for territorial entities, following up on the provisions contained in the public finance and accounting law, as well as the implementation of fiscal federalism, with respect to the harmonisation of budgets of Public Administrations. In 2014, the experimentation of the new accounting system will be accelerated, with all benefits related to the Domestic Stability Pact accruing to the entities involved.

Finally, a later measure39 reduced the array of institutions subject to the Domestic Stability Pact, to exclude special companies and the entities that manage scholastic services and infancy services.

[34]	Decree-Law No. 35/2013 converted by Law No. 64/2013.
[35]

Through the Vertical Pact, introduced by Law No. 220/2010, Article 1, Paragraph 138, the Regions with ordinary statutes, Sicily and Sardinia may grant financial leeway to the municipalities in their territory, with consequent deterioration of their target, in respect of the equilibrium of the public finance balances.

[36]

The parameters are the following: a) compliance with the Domestic Stability Pact; b) financial autonomy; c) current account equilibrium; and d) the ratio between current revenues, collected and assessed.

[37]	Article 31 of Law No. 183/2011, as amended by Article 9 of Decree-Law No. 102/2013.
[38]	Referenced in Article 36 of Legislative Decree No. 118/2011.
[39]	Decree-Law No. 101/2013 which amended Article 114 of Legislative Decree No. 267/ 2000.

48	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V.	REFORMS UPDATE

While 2013 started off with a pronounced contraction of economic growth, the data for the second quarter suggest the economic cycle is gradually stabilising. It is the time to continue the efforts to ensure the turnaround of the recession gains new momentum in the coming quarters, and lays the foundation for solid and sustainable growth in the future.

The measures undertaken by the Government will influence the timing and the intensity of the recovery. In particular, the settlement of Public Administrations (PA) trade accounts payable, the capacity of attracting investments and the definition of a stable economic-policy framework will play a key role. The continuation of actions to improve the environment in which Italian businesses operate will also have an impact, particularly considering how the deterioration of the business environment slowed the growth of the economy in the 20 years before the crisis.

In less than one year, Italy will take over the Presidency of the Council of the European Union. It is an important event for the country, and the Government will take up this mandate with the awareness that the structural reforms undertaken in recent years represent an important accomplishment for Italy and for Europe.

In view of this commitment, future initiatives can be viable only if they are part of a framework of public finance sustainability. In order to avoid a return to the Excessive Deficit Procedure, the Government’s policies in the coming months and years must be carried out within the boundaries of a structural balanced budget and in full respect of European commitments.

The Government’s strategy for growth will need to unfold by focusing on labour and on the role of the businesses, as recently evidenced in a joint document signed by representatives of industry and labour. Against this backdrop, fiscal and industrial policies, institutional reforms, the efficiency of the PA, and the streamlining of public expenditure will all play a key role.

In order to stimulate private investment, the Government has inaugurated ‘Destinazione Italia’, an extensive plan for attracting investment from the domestic and international markets. The plan is a standardised, structured programme framework (which, starting from this Update, will be described in detail in future economic and financial planning documents) that identifies policies and reforms for improving the business environment in Italy, increasing the attractiveness of the country, and enhancing the value of public assets; all of these efforts are a part of a comprehensive branding policy.

The plan entails numerous measures across a wide range of areas - which span from taxation to labour, from civil justice to research - to be translated into concrete regulatory and non-regulatory actions, whose implementation will be carefully monitored.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

Many of the reforms discussed herein have been requested through the European Council’s country-specific recommendations published in June. For additional detail about the country-specific recommendations and the national measures in relation thereto, see Chapter III of this Update.

V.1	INSTITUTIONAL REFORMS

The initiatives in the months ahead cannot overlook the implementation of a comprehensive reform of the political-institutional and administrative system, mainly by revising the legislative system and the electoral law, aimed at guaranteeing greater stability of government, reinforcing the efficiency of the public decision-making processes, and thus elevating the quality of democratic life and the public’s confidence in government institutions.

The definition of a new institutional architecture is one of the central points of the Government’s political agenda and a strategic pillar that will also serve as the foundation for relaunching the competitiveness of the economic system - a necessary condition for overcoming the current recession and its severe effects on social cohesion.

For this purpose, Parliament approved, with its first vote, a constitutional legislative bill presented by the Government that establishes an ad-hoc bicameral committee to examine constitutional reforms with deadlines for securing approval of comprehensive initiatives to amend the Constitution within a pre-set timeframe (by mid-2015). The initiatives under consideration involve the government’s form, the state’s form, the elimination of perfect bicameralism, and reform of the electoral system.

The revision of the government’s form should focus on advancing the stability of the political system and making the decision-making processes of a multi-level, complex and detailed government system more rapid and efficient. Indeed, the current government system has often generated overlapping responsibilities, excess expenditures and conflict (including of a legal nature), making the implementation of public policies more difficult and disorganised. It will be necessary to reorganise the functions assigned to different government levels, getting beyond excessive fragmentation in the distribution of responsibility, in favour of legislative and administrative decentralisation that is more balanced and suitable to socio-economic development. Change to the current system of bicameral parity is also needed, with the vesting of responsibility for affirming or revoking confidence in the government to only one chamber of Parliament. This also involves differentiating the duties and powers of the Senate and enhancing its role in representing the territorial autonomies.

To complement the reform process, it will be necessary to define an electoral system consistent with the new structure of government. Regardless of its final form, the electoral system will need to ensure that voters can choose their own representatives, and that clear-cut (and possibly, broad-based and binding) majorities can be formed.

50	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. REFORMS UPDATE

The findings of the Commission of Experts appointed by the Government and the results of wide-ranging public consultation on the subject of institutional reforms should facilitate the reform processes. The Commission, in particular, has suggested: i) reinforcing Parliament through reducing the number of its members, the elimination of bicameral parity, more comprehensive governance of the legislative processes, and above all, more rigorous discipline of the use of urgent decrees; ii) strengthening the Government’s privileges in Parliament through vesting the confidence process with a single chamber, simplifying the decision-making process, and introducing set dates for voting on legislative bills; iii) reforming the constitutional system of Regions and Local Autonomous Entities in order to significantly reduce the overlap of responsibilities and to achieve greater collaboration and less conflict; and iv) three reform alternatives for the system of government.

The system through which administrative functions are allocated to and exercised by the State, Regions, and Local Autonomous Entities needs significant streamlining, given the currently poor distribution of these functions.

In July, the Council of Ministers approved a constitutional legislative bill that provides for the abolition of Provinces, assigning to the State the task of defining the general criteria on which the State and the Regions, within the sphere of their respective responsibilities, will outline the forms and means for exercising the functions for which the Provinces are currently responsible.

While awaiting approval of the aforementioned constitutional reform (including in light of the Constitutional Court’s ruling that declared the previous initiative to streamline the Provinces as unconstitutional because it was legislated through urgent measures), the Government has adopted an ordinary legislative bill calling for the reorganisation of the Provinces. Currently classified as second-level territorial entities, the Provinces are responsible for directing and coordinating the activities of the Municipalities, which, in turn, direct a limited number of their own administrative functions. The ordinary legislative bill also provides for the institution and governance of Large Cities, as well as important measures to promote the merger and unification of Municipalities.

With the approval of this legislative bill, those Provinces with legislative terms that finish in 2014 and the commissioners in place would not have to be renewed or replaced beyond their natural termination dates. In addition, the bill will transform the current Provinces as provided by the Constitution into entities covering large areas to be administered by bodies comprised of area-mayors and aimed at ensuring a few operating functions (common to all) and significant coordination powers. With their institution, the Large Cities will be able to count on a strong network of entities vested with the powers and responsibilities for operating and managing a vast area.

The continuing unification of Municipalities will make it possible to initiate a beneficial process of reorganising the municipality network, respecting the traditions and identity of small Municipalities, while also meeting the needs for scale and population size for the effective and efficient exercise of the core functions.

These reform actions represent a crucial element for recovering the efficiency of the overall structure of public powers at different levels of government, including for the purpose of updating and bringing to completion the system of fiscal federalism. The reforms take into consideration that the constitutional amendment introducing the principles of a balanced budget and the sustainability of the debt of all of the Public Administrations will go into effect on 1 January 2014.

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UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

V.2	STRUCTURAL REBALANCING OF THE PUBLIC ACCOUNTS

In recent years, the needed rebalancing of the public accounts has had evident effects on the real economy. However, the large debt stock that Italy has accumulated over the years means that debt reduction remains a priority, to be promoted first and foremost through rapid recovery of the real economy.

Italy’s movement toward fiscal consolidation in line with European objectives, as shown by the results obtained in 2012 and the public finance forecasts for 2013 and 2014, has resulted in the abrogation of the Excessive Deficit Procedure (EDP) inaugurated with respect to Italy in 2009. This important sign for the markets and for Italy’s European partners provides additional flexibility in the deficit- and debt-reduction processes, but it must not lead to a less rigorous or less attentive approach: the country will not retrace its steps to the EDP.

Italy has already been able to benefit from its expanded manoeuvring room with the urgent measures for accelerating the settlement of the PA’s trade accounts payable. These measures are capable of exerting a positive impact on various aspects of the recovery of economic activity in the very near term, with a resulting expansionary effect on GDP, as outlined in the Report to Parliament.

The containment of the deficit and the debt will be able to benefit from the public property federalism, with processes under way to enhance the value of and/or to sell off public assets (buildings and equity investments) held by the State and by local entities.

An inventory of public properties was initiated, and a new funds management company (Investimenti Immobiliari Italiani - Invimit SGR) set up by the Ministry of the Economy and Finance (MEF) began operations, with both initiatives aimed at the value enhancement or sale of public property assets. At the same time, the Social Security Administration (INPS) and the National Institute for Insurance Against Industrial Injuries (INAIL) have both requested involvement in the creation of real estate funds. Sizeable benefits may also be derived from the divestiture of the territorial entities’ assets and equity investments, with some sales already at an advanced stage of negotiation. Following the introduction of simplified procedures for the territorial entities’ acquisition of the State’s real properties (‘Decreto Fare’), the Government will be responsible for monitoring and promoting the full implementation at every level of the laws in effect pertaining to the disposal of companies owned by local entities. In order to accelerate the implementation of the public property federalism, a technical committee was recently established to ensure the implementation procedures are consistent with the focus on simplification and acceleration. The committee is staffed by representatives of the State Property Agency, the MEF, the Ministry for Regional Affairs and Autonomies, and the National Association of Italian Municipalities (ANCI).

52	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. REFORMS UPDATE

The advantages of value enhancement with regard to the State’s shareholdings are numerous and include: a) the opportunity for opening a part of the national economy (which has to date been the prerogative of the public sector) to private capital, both foreign and domestic; and b) the possibility of expanding the shareholder base through stock-market listings, thereby allowing for expanding the base of risk capital among investors and growing the overall capitalisation of the Italian Stock Exchange.

The MEF will identify the shareholdings that are divestiture candidates. The divestitures may be achieved through: a) competitive bidding; and/or b) large-scale market transactions involving institutional and retail investors. The Permanent Global Advisory and Underwriting Committee (also known as the Privatisations Committee) will also be renewed for this purpose.

In the case of companies fully or partly owned by the public sector, the sale process will be carried out on the basis of valuations that consider numerous factors, including the strategic nature of the shareholdings for the national economy (such as, for example, the energy and defence sectors) and the economic advantages of the sale. For this purpose, it will be necessary to compare the savings (in terms of interest related to the reduction of the debt) with the annual flow of dividends distributed by the companies in which the investments are held.

Other efforts will go to the reduction of public expenditure. After a long period of growth, public expenditure has fallen decidedly in the past three years. In particular, the cumulative reduction of primary expenditure amounts to 1.8 per cent. Although the Government is aware of the need to continue in this direction, it should be stressed that the possibilities for achieving new savings on public expenditure are strictly linked to the restructuring of the administrations and to the revision of the institutional framework.

Cuts to public disbursements, in particular for transfers to the private sector, require tough choices in relation to the State’s role in public utility services and to the sectors that should be considered as strategic for the future.

Operational manoeuvring room can nonetheless be recovered through the consolidation and reinforcement of the spending reviews. After the past measures with a horizontal reach, it is now necessary to move on to the implementation of the principles that were introduced with the spending reviews, so as to modify permanently the criteria and the procedures for budget decisions and the use of public resources.

Through the extensive revision of such criteria and the substantial recovery of public revenue lost through tax evasion, it will be possible to balance the supply of high-quality public services with the reallocation of fiscal pressure necessary to improve the competitiveness of the productive system. The Regions, Provinces, Municipalities and all other entities that manage resources and programmes, and contribute to setting tax rates will need to actively support this commitment.

V.3	A MODERN AND COMPETITIVE TAX SYSTEM

In order to create conditions favourable to economic growth, it is essential to support demand, revise the mix of taxation, and redistribute the tax burden. The reduction of the taxes on business and labour (and a change in the mix of those taxes) is an objective to be firmly pursued over the long term.

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With reference to the taxation of labour, the initial steps toward a reduction of the so-called ‘tax wedge’ have been taken in favour of those workers who are most disadvantaged and who have suffered the most during the crisis. The Government intends to pursue this initiative through: the use of resources that gradually become available with the recovery of tax revenue through an intensified fight against tax evasion; the streamlining of incentives to businesses; and the increased efficiency in public expenditures.

The change made to the single municipal property tax (IMU), with the elimination of the first instalment for 2013, is an indication of the Government’s intention to revise the tax in order to make it more equitable by eliminating the penalties on taxpayers at risk of not paying a tax designed during an emergency.

The political agreement reached for substituting IMU with a service tax will make it possible to reinforce this approach and to move toward fiscal federalism. Part of the property tax has been maintained within the new service tax, while introducing a direct component for taxing shared services and waste management. The service tax shifts the taxation base to consumption as well as possession, and thus it will be applied not only to property owners but also to renters. In addition, the Government intends to re-assign to the Municipalities their territorial real property base and the full power to reconfigure subsidies and tax rates within the framework of a national ceiling. International organisations have also recommended that the real property tax be revised so as to make it more equitable.

Amidst frequent and pervasive changes to the taxation system (that have generated additional compliance costs and more importantly, uncertainty), a comprehensive revision of taxation is still lacking. The proposal for an enabling act on the subject of taxation (approved at the end of the last legislature and taken up again for review by Parliament) is a priority for the Government, since it anticipates important initiatives for improving Italy’s taxation system.

First and foremost, the enabling act strives to make the fiscal system more stable and more certain. Working from the standpoint of the simplification and streamlining of corporate income taxes, the legislation will be aimed at the elimination or correction of distortionary tax measures or measures that generate uncertainty and complexity in their application, with the particular objective of favouring the development of cross-border activity through the elimination of certain limitations to the internationalisation of businesses.

The revision of taxation on the income of sole proprietorships and income from professional activity, in order to provide for more uniformity with respect to the taxation of joint-stock companies, will tend to make the taxation system more neutral, especially with respect to legal form, and to favour the capitalisation of businesses, in continuity with the Aid for Economic Growth (ACE) model.

The revision of the property register, as contained in the proposal for the enabling act, aims to ensure more equity in the determination of the property subject to taxation, leaving unchanged the total revenue coming from property taxation.

The Government is committed to the consistent and transparent pursuit of strategies that will not only ensure the exposure of income of tax evaders, but will also encourage spontaneous compliance with tax obligations.

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Monitoring the results achieved in the fight against evasion is essential for drawing attention to the subject and for refining the strategies to counter evasion. For this purpose, the measurement of tax evasion (and evasion of the payment of social-welfare contributions) must be regularly and officially analysed and documented, including through an annual report that illustrates the performance of the underground economy and estimates annually the tax gap for each tax. The methods used should be made public and transparent, and the report should be included as part of the budgeting process.

No less important is the launch of a process to improve the relationships between the tax authorities and taxpayers, particularly in the medium term, following along the lines of the OECD’s cooperative compliance framework.

The proposal for the enabling act contains measures aimed at furthering the communication and cooperation between taxpayers and the tax authorities, through the revision and the expansion of the existing instruments (for example, providing guidance about application of tax laws and offering advisory services). Other similar measures include: the revision of the penal and administrative sanctions, based on criteria of proportionality with respect to the seriousness of the conduct; better handling of disputes (through acceleration and streamlining of the backlog of cases); and the increased efficiency of the tax courts.

Finally, the continuing, structural revision of tax expenditures, and their systematic inclusion in the budgeting process will allow for lowering, eliminating or reformulating those expenditures deemed inadequate as inefficient, unjustified or redundant in light of altered socio-economic needs.

The Government’s action will need to be focused on leveraging the progress made in identifying taxable income on which taxes have not been paid (legally or illegally), in order to finance tax relief for all taxpayers, and especially, for the taxpayers that are fully meeting their obligations. This would be a significant step forward for improving the equity of the system and achieving major efficiency gains.

Tax evasion and tax avoidance have an increasingly international dimension. The widespread availability of both electronic financial systems and instruments that allow for cross-border transfers of profits and financial assets makes the use of foreign channels for the purposes of evasion an option available to an increasingly broader universe of taxpayers. In addition, certain multinational businesses use aggressive tax-planning models, capitalising on the existence of tax havens and/or the lack of coordination among national tax regimes, thereby resulting in erosion of the tax base.

Against this backdrop, recent initiatives undertaken at an international level and within the EU are aimed at supplying an effective, coordinated response to counter tax avoidance and tax evasion. More specifically, with regard to transparency, Italy (together with France, Germany, the UK and Spain) rolled out a pilot project in April 2013 to promote and achieve the automatic exchange of tax information as a new global standard, inviting all countries to participate. As advocated by the G8 and G20, and in collaboration with the OECD, a new bilateral agreement is now being developed on the basis of the accord which the aforementioned countries signed with the United States for the application of the Foreign Account Tax Compliance Act (FATCA). The European Commission has also weighed in with its own proposal in June for the revision of the Directive on Administrative Cooperation on the subject of taxation, with the aim of extending the automatic exchange of tax information to include all financial income. Both the OECD and European Union have the objective of implementing the automatic exchange of information by the end of 2015.

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Efforts to counter erosion of the tax base include the June 2013 adoption of an action plan for the implementation of the OECD/G20 project about Base Erosion and Profit Shifting (BEPS), which has received the support of the G20. The action plan, which will unfold over two years, consists of 15 key initiatives entailing appropriate revisions to international tax laws, so as to counter aggressive practices that cause the erosion of the taxable income base and the transfer of profits to tax havens. The programme mainly emphasises measures to prevent abuses of the law, consistent treatment of entities and hybrid instruments, efforts to counter abusive practices related to bilateral tax treaties, and taxation of the digital economy.

The European Commission also presented its own action plan in December 2012, providing recommendations to Member States and legislative initiatives aimed at improving existing European Union legislation in order to prevent abuses and/or situations of non-taxable income.

V.4	A MORE EFFICIENT AND INCLUSIVE LABOUR MARKET

First and foremost the by-product of macroeconomic trends, the dramatic conditions in Italy’s labour market have contributed to fuelling the continuation of the crisis. Despite the intensity and the extensiveness of the Government’s employment-related initiatives, the labour market remains one of Italy’s weaknesses.

The economy recovery that started in mid-2013 will not be sufficient in the near term to absorb the unemployment, underemployment and inactivity that the crisis of the past five years has generated. It is for this reason that the Government has refinanced income-support instruments such as the exceptional social safety nets (approximately €2.5 billion).

From a structural perspective, Decree-Law 76/2013 modified several problematic aspects of the labour market reform approved in 2012 (simplification of the apprenticeship contract, increased flexibility in hiring, introduction of hiring by networks of small businesses, etc.) and has provided for issuance of the implementation decrees for the 2012 reform, including with respect to the bonuses for the hiring of women and individuals over 50 years old.

In accordance with the recommendations of the European Council, the Government has promoted the use of work vouchers, including for the underprivileged (a tool to supplement the main source of income, including for older workers), and initiated reform of employment offices and preparations for the implementation of the ‘Youth Guarantee’ programme as of January 2014. At the same time, financing has been made available to fund training apprenticeships at businesses and the PA (including in the field of artistic and cultural heritage), thereby providing an incentive for work-study programs at the university level. Finally, financing has been provided for start-up businesses and non-profit projects managed by young people, with the introduction of tax breaks for innovative new businesses. Measures have also made it possible for individuals over the age of 35 to start-up businesses at reduced costs.

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In addition, a disability plan has been approved. The fund for hiring the disabled has been refinanced. The PA are also authorised to hire the disabled, as an exception to the hiring limitations currently in effect. The fund for the right to education has also been refinanced, while the course offerings in the secondary school have been strengthened, with measures also provided for the lower secondary schools. Funds for reducing taxation on productivity-related wages have also been confirmed.

Measures have also been approved to favour the hiring of young people on the basis of open-ended contracts, with social-welfare charges zeroed out for 18 months for additional personnel with respect to the previous staff levels. A bonus has been introduced for hiring the unemployed of any age, at no cost to the public budget. With reference to public sector employment, the recent provisions (which are aimed at stabilising, via a special competitive examination, the most merit worthy temporary employees, and reinforcing school personnel) move towards a necessary generational renewal.

The initiatives outlined above represent only the initial chapter of the Government’s strategy which aims not only to influence debt reduction, but also the rate of GDP growth (due to the labour-related measures). A second group of initiatives will be defined after the European institutions approve the rules for the use of structural funds for 2014-2020, and the funds for the ‘Youth Guarantee’ programme. The reform of employment offices and stronger working relationships with private-sector employment agencies are likely to significantly improve the workings of the labour market, reducing demand-supply mismatches.

Another priority issue in coming months is the effort to facilitate a healthy work-life balance; this issue affects not only women, but individuals working from home, part-time employees, and so forth. Therefore, it involves every instrument that can aid many families in better managing their family commitments and resource allocation. A think tank is charged with drawing up proposals on this subject by the end of 2013.

Alongside the employment emergency, a special focus will be placed on the data indicating an increase in poverty in Italy - data which reveals a country with increasing cases of socio-economic distress. More specifically, there are increasing cases of families with minor children that have encountered difficulty, particularly large families or those households headed by a single parent.

The Government has recently dedicated an ambitious pilot programme to fighting extreme poverty. The programme transfers resources to households through a new social-inclusion card, while also providing for a personalised plan for procuring employment and, more generally, for the social inclusion of the entire family unit. The pilot was launched with the identification of beneficiaries in Italy’s 12 largest cities, although Decree-Law 76/2013 extends the programme to all areas of southern Italy, where poverty levels are highest. The original funding of €50 million provided for the programme in major cities has thus been supplemented by an appropriation of €167 million for southern Italy. In 2014, this programme will allow for support to approximately 220,000 people.

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This pilot programme may pave the way for the definition of a national programme to fight extreme poverty, similar to the programmes already in place in other European countries. On the basis of the final report ‘Proposals for new measures to fight poverty’, drawn up by a study group set up at the Ministry of Labour and Social Policies for the purpose of analysing poverty, the Government is considering the drafting of an Active Inclusion Support (AIS) programme for fighting extreme poverty and social exclusion. This programme, which is still not in existence in Italy and represents the natural by-product of the pilot programmes already undertaken with the purchases card, is distinguished by its universal nature, the reference to household economic resources, and the prospect of a socio-economic rehabilitation for the beneficiaries.

After a temporary halt, the reform of the Equivalent Economic Situation Indicator (ISEE) is moving ahead. This reform aims to eliminating the distortions of the current system and at making it more difficult to defraud the system to the detriment of the individuals legitimately entitled to social benefits.

Finally, the Government intends to relaunch social housing initiatives, together with support to aid the purchase of main dwellings for the most fragile segments of the population. Part of this effort is the Government’s recent initiative to direct €200 million to finance four specific funds whose beneficiaries include lessees experiencing involuntary difficulty, young couples, and individuals employed under atypical contracts.

With reference to the transition to the new pension system, and the related problem of the so-called ‘exiled/protected’ retirees, measures to provide pensions for approximately 130,000 individuals are now being implemented, while another approximately 6,500 individuals that terminated their employment before the application of the pension reform and ended up without a wage or a pension have been added to the system.

The initiatives in the labour market have spill over effects as well, contributing to making the country more attractive to foreign investors by improving business conditions for all market participants. In order for the country to be able to attract capital, business owners must be able to understand the laws and regulations that govern employment relationships. Equally important, business owners must have contractual instruments available that encourage talented individuals and young people to enter the workforce. In view of these requisites, labour market reform will be supplemented so as to simplify and consolidate laws and regulations, and to strengthen the institutions supporting initial access to the workforce and those involved in the placement of laid-off workers.

V.5	A MORE EFFICIENT AND MODERN PUBLIC ADMINISTRATION

The Public Administrations need substantial restructuring, consistent with the revision of the government structure and shared policy objectives. The fight against corruption must be reinforced and continued with decisiveness, making the National Corruption Prevention Plan fully effective so as to ensure that it achieves its full potential.

At the same time, plans call for strengthening the instruments that improve transparency, an indispensable element in preventing corruption and holding individuals who carry out institutional functions responsible for the use of public resources. The training of PA personnel should be supported for this purpose, in order to promote the observance of conduct ethically appropriate for their role.

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Managing public sector personnel is an issue to be tackled from different perspectives, in order to seek solutions to numerous problems, including contractual matters, staff cuts, staff mobility, and spending reviews. The decree-law just approved for continuing the efforts to streamline the PA has provided many responses to still-unresolved problems in the public sector. It identifies mobility procedures or contracts suitable for surplus staff, and more importantly, it outlines appropriate, long-term measures for eliminating temporary personnel within the PA, through duly authorised and stable recruitment programmes.

However, the issue of public sector employment is not resolved with sector-specific and emergency measures. It needs to be tackled at its core, with considerations about the harmonisation between public- and private-sector work, with appropriate investments in training and the full implementation of the new system for recruiting senior managers and officials for the public sector.

Finally, a specific emphasis will be placed on innovation and on the strengthening of e-government projects, considering their strategic role in making the public sector more efficient and more up-to-date.

The introduction and the implementation of the new Digital Administration Code (DAC) has significantly upgraded and simplified communications between schools and families, and between universities in Italy. Numerous advantages stem from the implementation of the new DAC, and as a result, from the use of ICT, including for the central government, Regions, Municipalities, and the healthcare and justice sectors.

The monitoring of the status of implementation of Legislative Decree no. 235/2010 (which has involved some 1,497 administrations) is testimony to the broad dissemination of digital technologies within the PA, and in particular, the almost complete digitalisation of schools and universities, followed by the central government and local entities. In order to ensure continuing momentum to the digitalisation process, it will be necessary to promptly adopt the various decrees for the DAC implementation, and in particular, those regarding training and the conservation of electronic documents.

Added to the above are initiatives aimed at putting into effect some of the innovation-related provisions contained in the ‘Growth 2’ decree-law. It is important to note that the failure to adopt measures related to the Digital Agenda would entail very high costs that the country cannot afford in terms of modernisation of vital sectors (such as the PA and education).

V.6	SUPPORT TO BUSINESSES, INDUSTRIAL POLICIES AND STIMULUS TO COMPETITION

Despite the difficult economic conditions, the Government has tried to enact measures that favour the start of a new growth phase for businesses and the productive environment. The recovery of the country’s economy and employment depends on these measures, which are complementary to the on-going efforts to correct the course of the Euro Area’s economic policy. It should not go unnoticed

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that Italy has today a favourable tax break for hiring young people, which is unparalleled in Europe, and a suitable environment thus needs to be created so that businesses will capitalise on this very positive condition, investing anew in their activity. For this purpose, it will be essential to provide for the possibility of extending tax breaks to other spheres, using the ACE model.

The Government envisions that the settlement of the PA’s trade accounts payable will also have a meaningful impact on the financial liquidity of the Italian entrepreneurial system, which has suffered significantly in recent years from the continuing scarcity of the flow of bank credit.

Much has been done for improving the effectiveness of the Guarantee Fund for small- and medium-term enterprise (SME), in terms of a greater focus on smaller sized businesses and a recovery of the role of the credit guarantee consortiums (Confidi). These measures need to be paired with a continuing commitment to promote alternatives to bank financing, and the opening to the capital market, further encouraging the issuance of corporate bonds. The objective is to provide market access to small-cap companies which, in acting alone, cannot tap the market directly. The support to the creation and development of micro companies can furthermore be realised through zero-interest loans for investments.

The relaunching of investments has been on this Government’s agenda from its very first pronouncements, both with the tax deductions for building restructuring initiatives, and with the support to outlays for renewing productive processes. The extension of the ‘Sabatini Law’ to investments in digital technologies is a sign of the attention toward the numerous needs of the productive world - a sign to be encouraged and reinforced. Future measures should allow SMEs to tap sinking-fund financing for the purchase of computer software and hardware and/or services that make it possible to improve business efficiency.

The Government may well activate an investment fund for venture capital transactions in order to support SME development and innovation strategies and programmes.

The extraordinary ‘eco bonus’ is part of an overall strategy to provide tax incentives so as to fuel the recovery of economic activity. Indeed, the tax incentives for improving energy efficiency (65 per cent deductible), the recovery of the building stock (50 per cent) and projects to prevent damage from earthquakes (65 per cent) have been extended to be made available until the end of 2013. Such incentives are designed to put businesses back to work, to stimulate the building sector, to encourage energy savings and the security of buildings, and to trigger the emergence of part of the revenue base for which tax liabilities have been intentionally evaded.

An important industrial policy strategy has been implemented in order to support and augment Italy’s productive specialisation and the consolidation of Italy’s presence in sectors key for the quality of development: from energy to defence, from space to steel, from sustainable mobility to biotechnologies. Instruments suitable for promoting the revitalisation of businesses should be evaluated for this purpose.

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The next step is the reinforcement of large infrastructural investments through tax-relief measures applicable to large projects, and expansion of the range of eligible projects through the lowering of the qualification threshold to a value below €500 million. In such manner, it will be possible to mobilise private resources for smaller sized projects and works that can nonetheless rapidly translate into spending and new employment.

The support to the productive world and to the public at large continues through acceleration of the initiatives to simplify administrative compliance, with increasingly comprehensive and innovative actions. In this regard, a critical contribution can be made by: the full implementation of the Digital Agenda; the intensification of the efforts for the digital literacy of SMEs; and the increasingly widespread use of e-commerce and electronic payments.

Against this backdrop, the digital-dividend auction (that will assign new rights of use for national television frequencies) is also a priority for ensuring efficient use and economic exploitation of the radio spectrum, and for opening the market for digital terrestrial television broadcasting to new market participants.

The simplification effort will also need to address the difficult issue of the productive reconversion of polluted industrial areas. By accelerating environmental authorisation procedures, it will be possible to give the go-ahead to investments in many areas where manufacturing has historically had an important role, and thus to create new employment. The clean-up and recovery of these areas is a Government priority. Following the publication of the implementation decree regarding complex industrial crises, a large industrial clean-up programme will be initiated in collaboration with the administrations responsible and the Regions involved with the aim of re-using the areas for productive purposes.

The policies for competition constitute a powerful stimulus to the national economic system’s innovation and competitiveness. Within this framework, a new impetus is needed for the implementation of the standards of principle approved by Parliament regarding the protection of the freedom of economic initiative and the related pilot programmes inaugurated in various Regions.

A special emphasis should be placed on: the electricity and gas sectors, which require measures to round out the massive process in recent years to open up the markets; the insurance sector, where recent provisions of law need to be concretely implemented in order to increase competition in the auto-liability and insurance brokerage businesses; and the real estate sector, where it is necessary to increase supply and encourage new investments through: eliminating several limitations on the rental of property for non-residential use; aligning Italy’s regulations with European regulations; and allowing for greater contractual freedom between the parties.

The revival of Italian enterprise also entails meeting the objective of allowing Italian businesses to operate under the same conditions as their European competitors with respect to energy costs. At the same time, initiatives in the field of energy have concrete repercussions on the country’s attractiveness to foreign investors, who attentively look at energy costs as a hurdle to business activity.

The direction to be taken is mostly outlined in the National Energy Strategy which has set clear priorities and objectives. It is now a question of accelerating the concrete measures so as to reach the pre-set objectives and thus to reduce Italy’s cost gap. More specifically, in the electricity sector, Italy will need to plan and carry out: complete coupling with the European market; reinforcement of the national network to eliminate numerous bottlenecks; design of a market capacity

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system that minimises costs and is aligned with European standards (avoiding cross subsidies); adjudication of the hydroelectric concessions through competitive tenders; and on-going streamlining of the electricity distribution network and the revision of the pricing framework for industrial customers.

Concrete progress in reducing the current costs of electricity can also be achieved from the revision of the system of subsidies for the ‘para-fiscal’ charges and from the redistribution of the total expenditure for renewable energy incentives over a longer period (from the current 9 years to 12 years) so as to reduce the cost of electricity over the near term. The Government is committed to verifying the feasibility of these solutions and their implementation. In addition, it is possible to contemplate the issuance of bonds by the Electricity Services Manager (GSE) in order to reduce the electricity bill charges related to incentives for photovoltaic energy and energy from other renewable sources.

In the gas sector, Italy is already witnessing the alignment of its prices with those in Europe, and actions are needed to ensure this shift will be structural: acceleration of the forward market, so as to make the entire gas market fully efficient and competitive and to offer up-to-date hedging instruments to market participants; integration with the European markets; the fortification and/or new building of strategic infrastructures (pipelines, terminals and storage facilities); and the implementation of competitive tenders for the distribution service.

With the ratification of the third European directive, it has also become obvious that the postal market needs to meet the challenges of the effects of deregulation. The development of competition within this sphere must nevertheless be balanced by the pursuit of social-cohesion objectives. In respect of the powers of the sector’s regulatory authority, it will be necessary to proceed with the renewal of the Programme Contract with Poste Italiane, the universal service provider.

The contract renewal should provide the occasion for reforming the universal service, and for gradually introducing measures capable of promoting the growth of the market for postal products and services, favouring the competitiveness of the businesses operating in the sector.

Finally, the support to the international image of Italian production remains crucial, with the concrete implementation of the National Export Plan representing a fundamental aspect thereof. Equally important is further streamlining and concentrating promotional activity and resources within the Italian Trade Promotion Agency.

There are still various non-tariff constraints that make many customs clearance procedures overly complicated, lengthy and taxing. In this regard, the country needs a single access ‘window’ to international markets, capable of simplifying and more importantly, accelerating the timing and reducing the costs for import and export procedures.

V.7	THE STRATEGIC ROLE OF INFRASTRUCTURES AND TRANSPORT

Infrastructures are strategic for Italy’s recovery and growth, and their development constitutes an opportunity to be exploited for reversing the gap that Italy has accumulated in these years of crisis. Infrastructure development can represent a leading factor in triggering an end to the economic crisis.

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The new challenge which the country faces, in particular with the local entities, is that of the changeover from a series of stand-alone networks to joined networks. Italy has networks of ports, airports, interports, highways, railroads, high-speed trains, and large urban systems. It is now necessary to invest so that these networks can interconnect with one another.

Increased attention on hubs and integrated transport will allow for making significant progress unifying the country’s infrastructure and reinforcing the links with the rest of Europe and the Mediterranean Basin. A vital aspect of achieving this is dialogue with the Regions and local entities, with a focus on federalism and the principle of subsidiarity, and not only on local interests. One development in this direction is the approximately €2 billion appropriation contained in the ‘Decreto Fare’ to be used for completion of infrastructures, strengthening of the European corridors and improvement in railway service in certain areas of Italy, all of which presuppose the involvement of the territorial entities.

In addition to focusing on the quality of the interconnections, it is also necessary to tackle emergencies through: i) the immediate start-up of work sites and acceleration of the state of completion for works approved by the Interministerial Committee for Economic Programming (CIPE); ii) the involvement of the private-sector capital, and in this regard, the regulations on tax breaks for the bankable and non-bankable projects will need to become operational, in order to allow for mobilising private funds for necessary and strategic projects; iii) the maintenance of the public property and the networks, which is essential for public security and safety and the efficiency of economic activity; and iv) the restructuring of local public transportation.

The last point is a general programme in a sector that is critical to the public at large and the country’s economy, and includes not only deregulation, but also the upgrade of transportation means, improvement of transport links, and the optimisation of tariffs. Considering these needs, the most urgent measures in the near term will have to contemplate: regulatory revisions to elevate the level of competition within the sector; the definition of standard costs in order to introduce rewards-based criteria and to make the system more efficient; and the analysis of possible tax incentives for households in relation to the use of local public transportation.

At the same time, it will be possible to give a greater impetus to raising the security and safety of all transportation means.

Investing in roads and road security is another priority, especially considering the accident rate is still too high. In this regard, the Government is awaiting the conversion into law of the decree for reforming the National Road Code.

Finally, it will be necessary to exploit the strategic role of Italy’s ports and related services (interports and logistics platforms), through which some 85 per cent of the country’s imports/exports flows. In order to reinforce the competitiveness of Italy’s ports, comprehensive reform of the port system is needed as soon as possible, thereby allowing for the revival of the sector, the recovery of efficiency, the simplification of port procedures, and the improvement of security standards.

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The pivotal instrument within the country’s complex growth and infrastructure strategy is the 2007-2013 National Operating Programme. The programme provides the guidelines for modernising the railway network, promoting modal trade, and managing traffic with intelligent transport systems. As part of this programme, the recent ‘6,000 Towers’ project aims at the full-scale implementation of the projects for urban renewal and for the nation’s security.

Italy faces an infrastructural gap with respect to its European partners. The gap is not limited to transport infrastructures alone, but also refers to school buildings, prisons and healthcare facilities, the energy efficiency of the PA properties and the cultural monuments and landmarks. These are all strategic sectors, to which the economic recovery is linked, and they demand sizeable investments. Considering the limits of public finance, alternatives must be found to traditional public contracting for the completion of projects, starting from public-/private-sector partnerships (PPP) that, in attracting international capital, make it possible to maximise the efficiency and the effectiveness of the planning, construction and operation of the infrastructures.

For this reason, all of the procedures and regulations governing the financing of infrastructure should be reviewed so as to facilitate the use of project financing and to favour the participation of foreign investors in PPP transactions.

V.8	PRIORITY ACTIONS FOR SOUTHERN ITALY

The promotion of the cohesion as a development opportunity can ensure solid growth for the entire country, thanks to the leverage of European regional funds and the national fund for development and cohesion. In May 2013, with 2 1/2 years left until the final deadline for certification of the expenditures to the European Commission, the total usage of European funds in Italy amounted to €19 billion, or 40 per cent of the resources programmed. This level, though reflecting an increase, merits the maximum attention so as to be able to estimate the portion of resources at risk of being lost unless there is further reprogramming.

The reprogramming of the resources at risk will be aimed at concentrating the funds made available on a limited number of measures with anti-cyclical effect. The measures will be constructed so as to respond, on the one hand, to the growing deterioration of the employment situation for young people and the gradual impoverishment of households, particularly in southern Italy. On the other hand, they will be addressed to supporting businesses and favouring investments capable of stimulating local economies.

The reprogramming will need to prioritize instruments to promote youth employment and to fight poverty. It should regard only national programmes, and should be based on the reduction of national co-financing, to be modulated on a case-by-case basis in relation to actual possibilities and needs.

A subsequent planning phase (and specifically, with respect to the Regional Operating Programmes for Sicily, Calabria, and Campania) will instead be focused on supporting businesses and on the promotion of investments that are more capable of stimulating local economies.

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These measures are preliminary to getting off to a good start for the 2014-2020 planning cycle, which is one of the most important events in the coming months for development and cohesion policy. For this reason, it will be necessary to get started with a rapid and qualified assessment not only of the issues of the expenditure of resources, but also of the quality of the results achieved; this assessment will then serve as the foundation for the change needed for the new cycle.

The Government has already made an important stride in this regard with the very recently approved decree for streamlining the PA. The decree provides for the creation of an Agency for Territorial Cohesion charged with making more effective use of European funds, and upgrading the technical/administrative capacities of the Regions, the central administrations and the local administrations. It is now necessary to continue along this path, including in view of the European Council’s Recommendations requiring Italy ‘to adopt structural measures for improving the management of EU funds in the southern Italian Regions, in view of the 2014-2020 planning cycle. This means it will be necessary to reinforce the national role and to step up the concentration of the resources on a limited number of priority objectives.

In a situation such as Italy’s where there are organisational and administrative shortcomings, concentrating resources on a limited number of well-defined objectives could make it simpler to strengthen administrative capacities and to monitor the implementation of the programmes.

The Development and Cohesion Fund represents an additional lever to be used together with, and as a complement to, the use of the European funds. Considering the start of the new long-term planning cycle, the forthcoming Stability Law will need to pinpoint the financial resources for the aforementioned fund and the diachronic distribution thereof, on the basis of the quantification proposed by the designated minister. It should be noted that the fund is to be used for financing strategic projects of national, inter-regional and regional importance, with regard to development of infrastructures or intangibles.

V.9	UNIVERSITY AND RESEARCH

Public initiatives can often promote a country’s growth. In order to ensure that such growth is long term, it is important to invest in research and higher education. Although initiatives using funds earmarked for universities are necessary (starting with the Ordinary Operating Fund (OOF)), it is also important to provide instruments, rules and incentives that will stimulate universities to generate their own cash flows and that will trigger the creation of working relationships between public institutions (including research entities and territorial administrations) and private-sector counterparties in order to promote and support continuous training of teachers and adults. Such themes are addressed by a specific resolution of the European Parliament on the modernisation of Europe’s higher education systems. In this regard, it is important to create increasingly stronger links between the basic research system and the productive system, extracting value, for example, through numerous companies that are offshoots of university research.

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Support to research and industrial innovation takes on a fundamental role within the logic of a structural revival of growth. Such support is strategic key in recovering competitiveness, creating new highly qualified jobs, and triggering the formation of a virtuous circuit between the university system, public research entities and businesses.

Accordingly, a priority must be placed on coming up with tax incentives to support research and development activity done by businesses, either on a stand-alone basis or in collaboration with universities and public research entities. The Government is evaluating the possibility of introducing a permanent, stable, and automatic tax credit with respect to the year-on-year increase in corporate expenditures on research and development. The goal is to ensure stability and certainty to businesses over the long term, in order to promote the strategic planning of investments in research.

At the same time, it will be necessary to continue to support the international expansion of Italy’s universities, which must become an integral part of the European higher education system and must be equipped to compete and work with their counterparts. Adequately financed universities must be empowered to exercise and, in many cases, to recover, a sense of responsible autonomy.

With reference to the initiatives for university research and teaching personnel, the fundamental objective is to successfully free up the talent being developed within Italy’s universities and research centres. An extraordinary national plan for recruiting researchers will follow and is an increasingly strategic priority, including for the purpose of promoting and stabilising the repatriation of young scientists. The refinancing of the second three-year period of the extraordinary plan for recruiting full professors is also a priority. In addition, instruments such as the Fund for Investment in Basic Research and challenge prizes will be employed for stimulating the planning autonomy of young researchers, involved in public (universities and research entities) and private research. All of these actions are to unfold with a view toward effective procedural simplification and adjustment to European standards, consistent with what has been planned for other initiatives within the PA.

Turning to the issues of course programmes and the right to education, actions are needed to allow for developing curricula and diplomas that combine specific knowledge in the field of study with acquisition of less sector-specific skills, tools, and methods, and the capacity to apply the same across various lines of work. As such, an in-depth analysis is needed of the initial results of the Higher Technical Education program and its relationship with the first-level university studies.

The situation with regard to the right to education is critical and accentuated by differences from region to region. Italy must go back to financing the right to education in order to offer real opportunities to deserving but underprivileged students, including by augmenting the available of university services and residences. The recent decree-law on universities and education is a move in this direction, as it ensures the continuity of the resources for the right to education and provides incentives for deserving students to pursue their course programmes.

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From the standpoint of research, the primary objective is to create a national research system, which is a strategic need for the country’s economy and a driver of national competitiveness and development. It is thus necessary to guarantee singular governance of the process and therefore, cohesion of the policies about research, and at the same time, to provide adequate responses to the demands of stakeholders in relation to the timing of administrative procedures, with particular reference to the disbursement of the resources to the beneficiaries, and the transparency of the same.

A starting point in this regard will be the revision of the process for defining the National Research Plan (NRP), instilling principles for the maximum inclusion of the players and the rigorous identification of timing and milestones, that will guarantee the quality, completeness, feasibility and prompt implementation of the 2014-2016 NRP, and that will make Italy’s research system more competitive in securing European funds, in particular, within the Horizon 2020 Programme. A mechanism also needs to be put into place for monitoring the NRP, so as to provide for on-going periodic verification of its fulfilment in terms of results.

This process needs to be activated, including on the basis of monitoring and mapping of existing territorial responsibilities related to the assessment of the impact of the initiatives already undertaken in the preceding 2011/2013 NRP, so as not to overlook any of the projects already covered by specific financial initiatives.

V.10	EDUCATION AND HUMAN CAPITAL

High rates of school enrolment, more secondary school graduates and university graduates. This is the human capital needed to stimulate growth for a country that needs to emerge from a crisis. This objective can only be reached with a qualitatively better education system, with constant attention to curbing school dropouts, with the promotion of life-long learning and the strengthening of the relationship between education and the needs of the labour market.

The decisions that can positively affect the quality of education include: system-wide actions in relation to school books and the autonomy of schools; initiatives to enhance the value of school personnel; measures to guarantee a quality learning experience for all students, including through the introduction of structured work/study programmes, and a perceptive, aware and inclusive use of digital technologies to support instructional activity.

The school building plan is dealing with an extremely difficult situation, partly due to an ineffective system of financing that has drawn out the timing for obtaining the permits and wasted resources. Although the creation of a single fund for scholastic publishing is a positive development, it is now necessary to come up with an adequate mechanism that will allow local entities to use the fund’s resources, with exceptions made to public-finance limitations. Given this situation, new national and international channels of financing scholastic publishing should be identified (EIB and the European Council Development Bank) to as to allow for increasing the resources to levels above those available from the State.

Although much has been said on the subject, school autonomy is still not sufficiently developed. Progress in this regard will require: providing the impetus to create a functional staff structure, which is a tool for flexibility that the school

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system cannot do without; formulating a new education pact for redefining the work flow of school personnel in relation to improvement in the quality of education; and financially supporting school autonomy and the planning skills of school managers in the measures concerning the adoption of innovative technologies and tools.

Enhancing the value of the teaching personnel also means defining new rules for career developments, with the introduction of a professional performance evaluation system related to career advancement, without respect to seniority only. In addition, it is necessary to start thinking about future recruitment of school managers and teachers in order to ensure high-profile selection and greater quality to scholastic institutions. These teachers must be ensured adequate training, for which stable, periodic funding should be identified. More specifically, it is necessary to promote and to accompany a transformation in the teacher’s role, from a source of contents (which, by now, are widely available, especially on the Internet) to a mentor, both in the classroom and during work/study programmes.

The Government’s role has been significant in sending a message to temporary personnel with the start-up of an important recruitment project. Together with this, the work of the National Agency for Evaluation of the University and Research System (ANVUR) will need to be used for strengthening the relationship between the quality of the outcome and public investment. ANVUR’s work amounts to essential benchmarking for evaluation activity that involves the entire education system at all levels, from the standpoint of their ongoing integration.

The country must provide the younger generations with the possibility of reaching the highest levels of education, regardless of the economic means and cultural ties of the student’s family. The focus on accessing quality education must also involve the lower levels of the education system: preschools and day-care centres. The efforts in this area need to go to reinforcing and consolidating the appropriations for opening day-care facilities, and to allowing for more full-time classes in cases where demand has remained unsatisfied for some time. This means not only responding to the needs of civil society, but also using an effective tool to discourage school leaving.

The implementation of the provisions contained in the recent law on labour market reform is a strategic priority even for the education system. Consequently, it is fundamental to strengthen technical/vocational education, to link the education, training and work, and, above all, to reinforce the Higher Technical Education across a multi-regional area.

V.11	MORE EFFECTIVE AND EFFICIENT JUSTICE SYSTEM

The efficiency and the capacity of making the administrative mechanisms of the justice system work are key aspects of the process of modernising the country and recovering its competitiveness, moving in the direction of adjusting to the standards of the more developed countries. Much has already been done, including through the first measures adopted by the current Government, to concretely implement the reform of the justice system approved during the previous legislature.

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Noteworthy in this regard is the ‘Judicial Geography’ reform whose implementation is expected to result not only in efficiency gains, but also in significant cost containment. With this reform as a springboard, it will be possible to start tackling the issue of the scarcity of human resources within the administrative segment of the justice system. In addition to the overall plan for the administrative work force, it will be necessary to embark upon the reconfiguration of the judiciary work force for all of the courts and law offices nationwide.

With its ‘Decreto Fare’, the Government has already given its priority attention to addressing the serious problem of the lengthy time periods required for civil justice proceedings. While such decree provides for making more personnel available and reintroducing mediation, there is still much to be done. More streamlined work procedures suitable for working off the case load need to be bolstered and made permanent, without affecting the quality of the rulings.

The time required for court proceedings in Italy is undoubtedly one of the main reasons why businesses decide not to invest in the country. It has been reported on various occasions (including through comparative international analysis) that reshaping the justice system so as to ensure certain and prompt proceedings would have significant positive repercussions on the country’s attractiveness. The multiple instruments available in this regard need to be fortified and made fully operational. One example is the companies’ tribunal, an important, yet underutilised tool, for providing investors with an adequate forum for resolving disputes. In order to accelerate the timing for civil justice proceedings and the process of innovating and modernising the justice system, a strong impetus is needed for the full operability of the civil process online, and for the construction of an information system to allow the public to have online access to the judicial systems, so as to better organise and accelerate delivery of the services to the users.

A positive contribution in this regard could come from the plan for further limits in the appeals process, the expansion of the powers of the justices of the peace, and additional incentives for mediation.

The Government has given an initial response to the particularly delicate issue of the situation in prisons, with a decree related to measures for alternatives to incarceration; the decree strives to allow for the co-existence and constant equilibrium between security needs, the needs for detainees to serve out their sentences, prisoner rehabilitation, and the guarantee of the rights of human dignity.

Given the complexities of the issue, a detailed, step-by-step response is needed on various fronts, starting from a new state of mind in which incarceration is no longer the only option possible, only because the system is not capable of identifying alternative solutions. A programme to make prison life less harsh also appears inevitable, so as to fully apply the constitutional principle of the rehabilitational role of incarceration.

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Among the initiatives recently carried out in this regard, the penal justice system has allowed for sentencing without imprisonment and other alternative solutions. Incarceration has been limited to the more serious crimes only, with the introduction, as independent sanctions, of house arrest and public service work, the latter of which is to be done for the benefit of the community.

The prison building programme needs to be brought to completion, including through innovative financing, such as the possibility of swapping rundown prison facilities (that are nonetheless still appealing from a construction standpoint), with new buildings having structural and security characteristics in line with the most modern standards.

V.12	RESPONDING TO THE MAIN CHALLENGES OF HEALTHCARE AND ASSISTANCE

Though maintaining the characteristics which have placed it in the top rankings in Europe, the National Health Service (NHS) is dealing with formidable challenges as a care provider in the presence of limited levels of financing due to the streamlining of public healthcare expenditure in recent years.

The primary commitment must be to maintain and consolidate the results for which the NHS is recognised in the international field. From this standpoint, it is essential to develop the current model for the governance of the healthcare sector. This model is an effective tool for containing the trend of expenditure (including in relation to demographic trends), and it favours the NHS’ financial sustainability over the medium/long term. At the same time, it is necessary to reevaluate a healthcare model aimed at ensuring that services are not unrestricted and are instead rendered principally to whoever actually needs them.

Preventive measures play a key role in relation to the changes in society and lifestyles. Investments in prevention (including in sectors other than the healthcare sector, according to the health-in-all principle, based on scientific evidence and an evaluation of cost/effectiveness) will substantially contribute to the medium-/long-term sustainability of the NHS, since they reduce the need for care (both in terms of access to care and the level of care required). At the same time, investments in prevention ensure a higher level of well-being and health of the population, and in so doing, contribute to a general improvement of the country’s economic well-being. For this reason, the National Prevention Plan (NPP) needs to be amended and updated, with the attention focused on preventing all of the activities at risk (sedentary lifestyles, overeating, smoking, addiction to gambling, and consumption of alcohol, with a special focus on young people), and substance addiction.

In addition to these specific actions, the new NPP plan will also serve as a general framework for incorporating broad-based projects and healthcare sector planning, including, for example, the national vaccination plan and initiatives for security and safety in the workplace. A special emphasis needs to go to the development of information systems dedicated to prevention, so as to ensure a regular flow of data useful for the evaluations of decision makers. The regular gathering of data that will lead to the definitive implementation of online healthcare files also falls under the umbrella of prevention policies.

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A new Healthcare Pact is also needed in the near term, as part of the healthcare planning measures. The new pact will not only allow the Government and the Regions to define the NHS financing and programming, but it will also represent the instrument for improving service quality, promoting services suitability, and guaranteeing governance of the system as a single unit.

Turning to local healthcare service, the completion of the complex process of transferring resources from hospitals to local healthcare units will make it possible for effectively tackling the issues of ageing and chronic illnesses, reinforcing the foundation for the NHS’ future sustainability. The absence of networks integrating hospital care with local healthcare services is another reason for the significant waste of resources nationwide, which often translates into improper care or even a failure to provide care, with consequences on the effectiveness of treatments and the availability of resources. This framework suggests the need for a reorganisation of hospital care, based on the premise of an adequate transfer of activity to the local level and thus the reconfiguration and strengthening of the local services network. In this scenario, hospitals need increasingly to become places for providing acute and highly specialised care. Along the same vein, it will be necessary to enhance the role of NHS partner pharmacies and especially the so called ‘service pharmacies’ concentrating in them new socio-healthcare services. This approach is likely to yield positive effects in terms of financial savings where it contributes to limiting hospital admissions.

The NHS will need to continue its on-going streamlining of expenditure, by considering the overall economic-financial compatibility thereof, so as to guarantee more efficient use of resources and simultaneously to ensure an adequate service quality to the public. The elimination of waste and inefficiencies is another of the main goals to be achieved so as to guarantee in the years ahead the delivery of healthcare services through a healthcare system recognised to be one of the best in the world. In order to do this, the Regions will contribute to stepping up the monitoring of the suitability of healthcare services and Essential Levels of Assistance (ELA), and transparency will be promoted across the board as a tool for not only improving communications with the public but also for controlling the legitimacy of the services. The healthcare system must, in other words, become increasingly more ‘selective’, it being necessary to redesign the ELA boundaries, and to adopt the approach of the Health Technology Assessment (HTA), so as to identify the treatment options not only proving more cost effective, but also preferable to patients. Accordingly, it will be possible to ensure, when available resources are held constant, the maximum possible value in terms of health. National direction of this process is necessary in order to maintain the governance of the NHS as a single unit, and to guarantee equity of access across the nation, namely, regardless of the patient’s region of residence, age, and/or socio-economic conditions.

From another perspective, technological innovation can make a decisive contribution to the aforementioned reorganisation of healthcare. A particular emphasis needs to be addressed to converting all healthcare processes to computer formats, the development and broad-based application of e-health services at a national level, and ultimately, ensuring online healthcare becomes a structural aspect of the NHS, with the awareness that technological and operational innovation of the supply network, whether at hospitals or local healthcare units, will be a driving force in increasing efficiency and productivity, and thus, the sustainability of the NHS.

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Finally, professional responsibility and the lack of job security within the healthcare professions represent issues that require a strong commitment. With reference to the former, the decisions of the previous legislature will need to be brought to successful conclusion and further improved. With regard to the lack of job security, several initial measures have recently been approved as part of the decree law to streamline the PA, whereas the measures that might still be adopted include the institution of specific professional registers for NHS researchers, without any additional charges to the public budget.

V.13 GREATER ATTENTION TO THE FARMING SECTOR

The agri-food system is a vital part of Italy’s economy, in which various elements interact. Farming and fishing represent the key link in a chain which, from beginning to end, encompasses other economic sectors that together account for almost 17 per cent of the nation’s GDP.

As shown by the initiatives in the ‘Decreto Fare’ and the recent IMU exemption for farmland, the Government and Parliament have focused considerable attention on the farming sector, with important measures for simplification and concrete actions to increase the competitiveness of individual farming businesses; these instruments are immediately operative for business owners and the needs of the productive world.

In this sector, too, the difficulties in accessing credit and financial incentives, along with bureaucratic and regulatory hurdles, represent an unacceptable obstacle to growth potential. This situation demands a valid response. The credit granted to the farming sector has contracted sharply in the past five years: the €2.1 billion of farm credit disbursed in Italy in 2012 represents the lowest level for the period. The instruments in existence must therefore be revised (in particular, the Guarantee Fund, which did not produce the expected results due to both high costs and the difficulties of the banking system working with the farming sector).

The acceleration of the spending of EU funds at risk of release and the activation of the previously suspended Rural Development Programmes payments offer a tangible solution to the liquidity problems in the sector. For the funds still to be made available (more than €250 million) a dedicated service centre will be opened to finalize financing investments for improving the agro-food chain.

The agro-food sector offers concrete future prospects to young people, although the difficulty in securing financing is having a negative impact on exploiting the sector’s business opportunities. A concrete and coordinated series of initiatives needs to be urgently developed so as to allow for removing the existing barriers, including a rigid land market (sharp segmentation of the market and of the prices). The prospect of the sale of state-owned land (Law no. 27/2012) is an important development in this regard, with an inventory now being conducted of the properties that could be made available to young people and the identification (together with the Cassa Depositi e Prestiti) of measures that could be immediately applied.

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Functional to these objectives is the development of services to support agro-food firms, which will be done with the backing of the new planning of EU funds. This will allow for improving transport services, healthcare services, and services to aid farm workers in better managing work/leisure time commitments. Business advisory services and applied research are also to be made available in order to promote productive and technological innovation.

Another vital issue for reviving the sector is the protection of Italian agro-food production, an irrefutable part of national agriculture policy. In this regard, the recent changes to EU regulations on designation of origin will need to be tracked carefully in order to effectively protect national products.

Expo 2015, which will be concentrated on the quality and security of the food chain, will represent an excellent opportunity for talking about and promoting Italy’s agri-food system. This opportunity will need to be appropriately exploited through the sponsorship of special initiatives.

Negotiation over the reform of the EU Agriculture Policy represents an important event in the months ahead. Considering such reform holds the promise of some €52 billion of EU funding to Italy for the 2014-2020 period (€7.4 billion per year), it will be crucial for Italy to fully exploit its potential during the negotiations.

This reform may lead to considerable results in terms of the effectiveness of the policies and guarantees for a sector that needs certainty and long-term growth prospects.

V.14 GETTING BACK ON THE PATH OF LONG-LASTING DEVELOPMENT

The policies for improving the quality of the environment will need to become a strategic horizon for the Government’s key decisions, so as to position the country to meet the increasingly pressing international challenges to the environment.

Italy must bolster its role in international cooperation, and following the Rio +20 Conference on Development, the country must increasingly affirm its commitment to the development of clean technologies, also creating opportunities for Italian companies operating in this business on the international markets. At the European level, Italy needs to continue to pursue actions to allow for reaching the ‘Plan 20-20-20’ targets for greenhouse gas emissions, renewable energy, and energy efficiency.

On the domestic scene, the possibility of Italy becoming an exemplary case in defining and implementing European policies depends on integrating sustainability decisions at all levels of government, and an in-depth review of the system for the governance of sustainable development.

In the upgrading the system of governance of environmental policies, more emphasis needs to be placed on consistency between the actions of the central government and those of the Regions. Regional strategies must be able to ensure a regional contribution to national objectives, and to outline clearly the planned instruments, priorities and actions, thereby ensuring that the planning activity can be completed for the country as a single unit.

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Italy’s strategic options within this revised development route can be summarised as: expansion of the green economy, energy conversion, and protection of biodiversity.

With reference to the green economy, the most urgent initiative for improving the relationship between production needs and environmental protection is undoubtedly the reform of environment-related taxation provisions, in order to ensure, with revenues remaining equal, a transfer of the labour and investment costs to the production and consumption of the goods and services damaging to the environment.

In the energy field, the priority is to develop renewable sources, avoiding the inefficiencies that materialised in the past due to the types of incentives offered. In addition to reinforcing the productive capacity of companies, a special focus should go to pursuing energy autonomy, partly due to the development of an intelligent distribution network and inducements for new energy-related research.

Regulatory and legislative measures need to be established for making the development of renewable energy possible, without any distortions. It is thus essential to proceed with the administrative simplifications needed to create a framework of uniform rules applicable nationwide and stable over time.

Reducing the cost of energy remains a vast strategic objective, including as a factor in allowing businesses to be competitive. The debate about fossil fuels and alternative forms of energy production has certainly impacted this issue. Making energy more efficient is an argument that can be postponed no longer; the more efficient use of energy will not only contribute to reducing consumption, but it can positively influence the recovery of certain sectors (including construction) that have been very adversely affected by the crisis. Thus, even the basic and effective tax breaks on restructuring should be made permanent for this reason.

The protection of biodiversity is another important strategic option for Italy. Parks and protected marine areas must increasingly be involved in the implementation of policies to care for and maintain resources such as air, water and soil, consistent with the European objective of halting the loss of biodiversity and the degradation of the ecosystem services by 2020.

A national plan for protecting and managing water resources needs to be developed for: safeguarding and enhancing the value of water resources; introducing criteria and limitations for efficient, effective and economically sustainable management of water resources; and unleashing new investment in infrastructures and innovative technologies. The Government’s recently approved measures are a step in this direction.

The second priority is to define limits on soil consumption nationwide, focusing on the transformation of the existing urban fabric and not on the planning and construction of new buildings. The law currently under review by Parliament introduces initial actions in this regard.

Finally, laws and regulations regarding environmental crimes and environmental administrative offences need comprehensive reform, with a revision of the entire structure of fines, including with the objective of expanding the sphere of criminal acts harming the environment, natural resources and the landscape.

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These strategic, structural reforms must be rounded out by direct actions to deal with the country’s numerous and dramatic environmental emergencies, with a supply of support and effective emergency-management tools. This is the case of waste management, which is not only an emergency, but a situation requiring planning with immediate and effective measures (in several Regions, in particular). This effort is also designed to reinstate, over a reasonable time period, a service to manage the waste cycle that is in line with European standards and capable of responding to the demands of businesses and the public. The system for controlling the traceability of waste materials (SISTRI) is one of the measures already implemented.

At the same time, a focus on prevention, recycling and re-use is also needed. The formalities for developing and approving the National Plan for Integrated Waste Management need to be concluded, so as to yield a tool that, in simplifying the sector’s regulations, will support the transition from an industrial system based on the front end of production (disposal sites and incinerators) to a system based on the back end of production that constructs mechanisms for recovering and re-using resources, moving toward the prospect of a zero-waste environment.

The reduction of hydrogeological risk and the defence of the soil constitute another major national emergency. A project is needed to address these issues, including with the involvement of the Regions. The project should offer the possibility of gradually securing the territory in order to prevent the effects of various risks (including hydraulic and hydrogeological risks) and actions to deal with climate change. A standardised, structural plan for the short and medium term should allow for adaptation, with the simplification of the managing entities, and a focus on involving communities with the planning and realisation of various projects. Agricultural and forestry concerns will also need to be involved.

An important step in simplifying regulations and involving the public in environmental matters could be the consolidation of all environmental regulations into an Environmental Code, with the introduction of a public debate for the approval of projects having an important impact on the environmental quality of a specific area.

V.15 CULTURAL HERITAGE, A COMMON GOOD TO BE EXPLOITED

The policies for tourism and Italy’s cultural heritage should persuasively move toward affirming the peculiarity of the nation’s ‘cultural values’. Efforts at a national level must begin with the premise that the protection and promotion of Italy’s cultural heritage can only be effectively achieved through broad and responsible coordination with regional policies and with the functions performed by local entities. The policies for cultural heritage require an approach to solving varying problems: on the one hand, action is needed to enhance the value of the nation’s cultural heritage, while, on the other hand, protective and emergency measures must also be put into place. Much has already been done in past years in this regard, especially with several important national landmarks (Pompei). The Government’s ‘Cultural Values’ Decree is expected to provide an even longer lasting contribution.

Concrete support will be required in the future for the implementation and improvement of the Cultural Heritage and Landscape Code, with the careful monitoring of its actual application during recent years. The code has defined the

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effective levels of protection of cultural monuments and landmarks, and the ways in which their value can be enhanced, but it still needs to be revised by simplifying some of procedures not suited for achieving specific objectives to protect cultural interests.

Protection and emergency measures need to tackle the issue of preventing and reducing risks of earthquake damage to landmarks and monuments, including by considering the ongoing reduction of maintenance work in recent years as a result of the continuing reduction of resources, thus making those buildings more exposed to natural disasters.

Laws and regulations covering criminal acts against cultural and artistic heritage, landmarks and monuments need to be revised in order to effectively combat the illegal trafficking of artwork. This subject was addressed in the previous legislature with an enabling act introduced by the Government, with a provision for escalating the sanctions for these types of crimes.

The issues of architectural quality and the protection of contemporary architecture must be addressed and analysed anew. These issues are currently excluded from the sector code and protected only on the basis of copyright law, making it impossible to provide any effective protection of the same.

Tourism is culture. The first change needed in reviving the tourism sector is one of mind-set. Tourism must be considered as a major opportunity for the country, with coordination of the efforts necessary to flesh out its unexpressed potential through organisation of the supply of tourism activities and services. The Strategic Plan for Tourism, approved by the previous Government, is an excellent point of departure for consolidating Italy’s competitive advantage and contributing to economic growth and job creation.

Sport is also culture, and is synonymous with health, social inclusion, integration, tradition, and the opportunity for participation for all members of society without discrimination. Sport must be able to be increasingly part of the country’s social and civil progress. It is thus necessary to continue pursuing the initiatives outlined in the National Plan for Promotion of Sports Activity, developed last year for the first time. The plan aims to consolidate and expand active policies for the participation of young people, students, the disabled, and elderly in sporting activities, while it also addresses the expansion of basic sports facilities.

V.16 GROWTH DIPLOMACY

Italy is increasingly looking at emerging centres of development within the international arena. Now more than ever, national political, strategic, economic and cultural interests must be projected onto the global stage. Expo 2015 will be a unique opportunity for verifying the results of the initiatives undertaken, and a platform that should give a new stimulus to Italy’s image internationally. Italy thus needs to be fully prepared for this event.

Growth diplomacy has two major priorities: i) supporting exports to the emerging markets with the greatest growth potential; and ii) promoting investments abroad and productive integration with the economies complementary to Italy’s.

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Every year, Italy’s embassies prepare a promotion plan for each country that is commensurate with the actual situation, integrating political action, economy, culture and science. With the contribution of Cultural Institutes, the new Italian Trade Promotion Agency, the National Tourism Agency and all of the entities abroad representing Italy’s economic system, the promotional plans focus on concrete levers: organisation of trade missions, improvement of the legal framework, on-site promotional initiatives, and country presentations. The strategy has three cornerstones: i) identifying potential investors, stimulating their interest in Italy, and emphasising the provisions adopted by the Government in order to improve the business climate; ii) expanding the target geographic areas and priority sectors (real estate, large-scale retailing, infrastructures and transport, tourism, fashion, agro-food, renewable energies, waste management, water resources and high technologies); and iii) coordinating all of the public- and private-sector players in a single effort, thanks to the steering committee and the task force for coordinating the international activity of the Regions.

The Government has therefore unveiled an ambitious plan to re-orient the diplomatic network in various geographic areas, closing some consulates (particularly in Europe) and beefing up the presence in areas outside of Europe. The human and financial resources freed up will be redeployed in promoting Italy in new emerging markets through public-private partnerships (PPP) in cooperation with the development and renewal of subsidised credits for businesses in developing countries.

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VI.	REPORT ON THE ARREARS OF PUBLIC ADMINISTRATIONS

VI.1	INTRODUCTION

Decree-Law No. 35 adopted in April 2013 provided that a report on the status of the decree’s implementation be made available as an attachment to the Update to the 2013 EFD, and that the report would contain information about the status of the payments made by Public Administrations (PA), the acknowledgement of the stock of public sector debts still outstanding, as well as the initiatives necessary to complete the settlement of the PA debts accrued as of 31 December 20121.

VI.2	PAYMENTS MADE BY PUBLIC ADMINISTRATIONS

An update providing information about the payments made by the PA is regularly published in a special section of the Ministry of the Economy and Finance (MEF) web site. The table below illustrates the situation (updated as of 18 September), categorized by type of debtor entity and the nature of the transactions2.

TABLE VI.1: PAYMENTS MADE BY THE PUBLIC ADMINISTRATIONS AS OF SEPTEMBER 2013(in € mn)

	Resources	Resources actually
	allocated by	made available to	Payments
Debtor entities	D.L. 35/2013	debtor entities	made
Central Government	3,000	3,000	2,613
Payment of off-balance sheet debts	500	500	113
Increase in tax refunds	2,500	2,500	2,500

Regions and autonomous Provinces	10,200	8,301	5,350
Liquidity advances	8,000	6,101	5,350
Credit lines	2,200	2,200

Provinces and Municipalities	6,800	6,606	3,341
Liquidity advances	1,800	1,606	1,506
Credit lines	5,000	5,000	1,835

Total amounts (absolute values)	20,000	17,907	11,304

Total amounts (in % of allocated resources)		90%	57%

[1]	Article 7, Paragraph 9 bis, Decree-Law No. 35/2013, converted with amendments by Law No. 64/2013.
[2]

The data related to the resources appropriated refer to the amount established by Decree-Law No. 35/2013 and do not include the supplements provided by Decree-Law No. 102/2013, now being converted into law.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	79

UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

VI.3.	ACKNOWLEDGEMENT OF THE PUBLIC SECTOR ARREARS

In accordance with the laws and regulations governing the payment of the public sector arrears, the entities are proceeding with the acknowledgement of the certain, liquid and enforceable debts, for administrations, supplies, contracts, and obligations for professional services, accrued as of 31 December 2012 and not yet settled.

It is not possible to supply any quantification in this regard: a complete understanding of the stock of the debts to be acknowledged would require the reprocessing and verification of the data received, so as to ascertain both the extent to which the entities involved have participated in the acknowledgement process, and the proper identification of the type of debts to be considered.

VI.4. MEASURES	FOR COMPLETING THE SETTLEMENT OF THE PUBLIC SECTOR ARREARS

In recent months, measures have been outlined for the purpose of accelerating the settlement of the public sector debts accrued as of 31 December 2012.

More specifically, a mechanism has been introduced for granting a State guarantee to back the public sector arrears certified through the acknowledgement process indicated above3. In this regard, a special fund is to be established by the MEF for the coverage of the charges arising from the issuance of the guarantee.

With subsequent measures, a €7.2 billion increase in the payment of the past-due debts of territorial entities was authorised for 2013, in addition to the €20.0 billion originally provided, as an advance disbursement of the tranche provided for 2014, by the first decree in April sanctioning the acceleration of the settlement of the debt4. It is also noted that the payment of up to €20 billion has been authorised for 2014. The Government's commitment is to provide a total of €50 billion, although the need for identifying additional measures can be evaluated when the final amounts of the debts outstanding are determined through the acknowledgement process provided by law.

[3]	Article 11, Paragraph 12 ter and the paragraphs thereafter of Decree-Law No. 76/2013, converted, with amendments, by Law No. 99/2013.
[4]	Decree-Law No.35/2013 convertito dalla L. No. 64/2013.

80	MINISTERO DELL’ECONOMIA E DELLE FINANZE

APPENDIX

APPENDIX

TABLE A1: IMPACT OF DECREE-LAW NO. 35/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	340	701	663	656	656
Increase in revenues	200	600	0	0	0
Increase in EU refunds	200	0	0	0	0
Incremental VAT income	0	600	0	0	0
Decrease in expenditure	140	101	663	656	656
Reduction in re-adjustable spending appropriations	0	0	570	570	570
Increase in revolving fund to ensure financial stability of local entities	130	0	0	0	0
Revolving fund to ensure financial stability of local entities	0	70	0	0	0
Other	10	31	93	86	86
USE OF RESOURCES	7,710	31	93	89	86
Decrease in revenues	7	31	93	89	86
Tax exemption on transfer of certain, liquid and collectible credits claimed from the PA	7	7	7	7	7
Interest income (not included in data at unchanged legislation)	0	24	86	82	79
Increase in expenditure	7,703	1	0	0	0
Increase in fund for extinguishing central government debts	500	0	0	0	0
Easing of Domestic Stability Pact for local entities	5,000	0	0	0	0
Domestic Stability Pact: Regions and Autonomous Provinces - Acceleration of transfers to local entities and payments to suppliers	1,400	0	0	0	0
National co-financing of EU structural funds – exception to the Domestic Stability Pact	800	0	0	0	0
Other	3	1	0	0

IMPACT ON NET BORROWING	-7,370	670	571	567	570

MINISTERO DELL’ECONOMIA E DELLE FINANZE	83

UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

TABLE A2: IMPACT OF DECREE-LAW NO. 54/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	369	89	39	0	0
Increase in revenues	259	0	0	0	0
Reduction of fund for social-welfare contributions relief for second-level salaries	250	0	0	0	0
Revenues from Antitrust Authority administrative sanctions	9	0	0	0	0
Decrease in expenditure	110	89	39	0	0
Reduction of fund for structural economic-policy measures	13	0	0	0	0
Reduction of fund for use of Antitrust Authority administrative sanctions	10	0	0	0	0
Italy-Libya partnerships and cooperation	50	50	0	0	0
Reduction of appropriation to development and cohesion fund	30	35	35	0	0
Other	7	4	4	0	0
USE OF RESOURCES	358	2	2	0	0
Decrease in revenues	1	2	2	0	0
Induced effects for decrease in employee compensation in relation to the exercise of political activity	1	2	2	0	0
Increase in expenditure	357	0	0	0	0
Interest due to increased Treasury advances	18	0	0	0	0
Social fund for employment - exceptional social safety nets	281	0	0	0	0
Solidarity contracts	58	0	0	0	0

IMPACT ON NET BORROWING	11	87	37	0	0

84	MINISTERO DELL’ECONOMIA E DELLE FINANZE

APPENDIX

TABLE A3: IMPACT OF DECREE-LAW NO. 63/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	66	287	380	265	262

Increase in revenues	66	244	229	229	229
Tax relief measures for upgrading energy efficiency	26	17	0	0	0
Tax relief measures for building restructuring and purchase of furnishings	39	18	0	0	0
VAT: food and beverage products sold via vending machines	0	104	104	104	104
VAT: publishing products	0	90	90	90	90
Fund to be used for exemptions from regional tax on productive activity (IRAP) for persons without any organisation	0	15	35	35	35
Deductions of expenditure new works to prevent property damage from earthquakes (VAT/IRAP)	1	0	0	0	0
Decrease in expenditure	0	43	151	36	33
Reduction with reference to Libya Treaty	0	23	55	35	32
Reduction of Ministry of Economic Development fund	0	0	20	1	1
State’s portion of taxpayer-designated fund (.008)	0	20	35	0	0
Reduction of special capital fund	0	0	41	0	0

USE OF RESOURCES	47	261	380	265	262

Decrease in revenues	18	188	380	265	262
Tax relief measures for upgrading energy efficiency	6	61	162	111	108
Tax relief measures for building restructuring and purchase of furnishings	12	124	214	151	151
Other	0	3	4	3	3
Increase in expenditure	29	73	0	0	0
Social fund for employment - exceptional social safety nets	29	73	0	0	0

IMPACT ON NET BORROWING	19	26	0	0	0

MINISTERO DELL’ECONOMIA E DELLE FINANZE	85

UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

TABLE A4: IMPACT OF DECREE-LAW NO. 69/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	269	819	956	729	372

Increase in revenues	24	311	235	125	125
Robin Tax	0	0	150	75	75
Reduction of standardised average consumption of diesel for farming works	14	35	35	0	0
Incoming payment from Intesa Sanpaolo current account held in the name of the special fund for applied research	0	150	0	0	0
VAT refunds: travel agencies	2	12	12	12	12
Increase in excise tax rate on fuels	0	75	0	0	0
Fund to be used for exemptions from regional tax on productive activity (IRAP) for persons without any organisation	0	16	4	4	4
Induced effects for decrease in employee compensation	2	16	27	27	27
Other	5	8	8	8	8
Decrease in expenditure	245	508	721	604	247
Revision of contractual relationships with the company Stretto di Messina	100	85	50	0	0
Reduction of financing for Libya-Italy Treaty	45	100	120	142	25
Turin-Lyon railway line	0	96	218	154	171
Giovi Pass road	50	189	274	250	0
Reduction of resources for service outsourcing contracts	0	25	50	50	50
Other	50	13	9	8	1

USE OF RESOURCES	242	789	923	700	345

Decrease in revenues	24	49	153	30	30
Reduction of excise tax of heating oil for crops growing in greenhouses	14	35	35	0	0
Relaunching of boats production for leisure	1	12	12	12	12
Extension of deadline for paying tax on financial transactions	7	0	0	0	0
Reduction of the A2 electricity rate	0	0	104	15	15
Other	1	3	3	3	3
Increase in expenditure	218	740	770	670	315
Interest subsidy of the Ministry of Economic Development for purchase of new plant, machinery and equipment for SMEs	0	8	21	35	35
Extension of tax credit for cinematographic industry	0	45	0	0	0
Fund to allow for continuing operations of construction work sites	195	470	662	547	196
Fund for school buildings’ restructuring	0	150	0	0	0
State university operating fund	0	21	43	43	43
Other	23	46	44	46	42

IMPACT ON NET BORROWING	27	30	33	29	27

86	MINISTERO DELL’ECONOMIA E DELLE FINANZE

APPENDIX

TABLE A5: IMPACT OF DECREE-LAW NO. 76/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	1,340	966	662	234	200

Increase in revenues	865	273	243	123	188
1% increase in personal income tax prepayment (from 99% to 100%) as of 2013	176	0	0	0	0
1% increase in corporate income tax prepayment and surcharge (from 100% to 101%) for 2013 only	281	0	0	0	0
1% increase in prepayment of regional tax on productive activity (IRAP) for physical persons and partnerships as of 2013 (from 99% to 100%) and for corporate income tax-payers only for 2013 (from 100% to 101%)	199	0	0	0	0
Increase in prepayment of taxes withheld on interest earned on bank current accounts and deposits (from 100% to 110%) for 2013 and 2014 only	209	0	0	0	0
Consumer tax on electronic cigarettes	0	117	117	117	117
Fund to be used for exemptions from regional tax on productive activity (IRAP) for persons without any organisation	0	150	120	0	0
Extension to 2016 of incoming payments to the Electricity Equalisation Fund	0	0	0	0	66
Other	0	6	6	6	6
Decrease in expenditure	476	694	419	112	12
Replanning of resources in revolving fund for initiatives financed under National Operating Programmes / Cohesion Action Plan - 2007-2013 structural funds	100	150	150	100	0
2007-2013 structural funds and reconfiguration of Cohesion Action Plan	108	208	179	0	0
Administrative federalism fund	65	77	78	0	0
Fund for structural economic-policy measures	98	0	0	0	0
Fund for building rentals	91	209	6	6	6
Other	14	49	6	6	6

USE OF RESOURCES	1,340	966	657	168	84

Decrease in revenues	1,214	700	464	157	73
Incentives for new full-time hiring of young workers in Southern Italy	100	150	150	100	0
Incentives for new full-time hiring of young workers in areas other than Southern Italy	48	98	98	50	0
Extension to 2016 of tax reliefs on investments in start-ups	0	0	0	0	66
Deferral of ordinary VAT increase to 1 October 2013 (from 21% to 22%)	1,059	0	0	0	0
1% increase in prepayment of regional tax on productive activity (IRAP) for physical persons and partnerships as of 2013 (from 99% to 100%) and for corporate income tax-payers only for 2013 (from 100% to 101%)	0	164	0	0	0
1% increase in corporate income tax prepayment and surcharge (from 100% to 101%) for 2013 only	0	281	0	0	0
Increase in prepayment of taxes withheld on interest earned on bank current accounts and deposits (from 100% to 110%) for 2013 and 2014 only	0	0	209	0	0
Other	7	7	7	7	7
Increase in expenditure	127	266	192	11	11
Measures for self-employment and entrepreneurship	26	26	28	0	0
Promotion and completion of projects promoted by young people and by the underprivileged for social infrastructuring and value enhancement to State properties in Southern Italy	26	26	28	0	0
Training scholarships for young people who are not working, attending school or participating in any training activity	56	16	96	0	0
Start-up of “Social inclusion promotion” programme	0	140	27	0	0
Right-to-work fund	10	20	0	0	0
Extension of labour contracts - Institute for Professional Training of Workers	0	6	0	0	0
National fund for civil service	2	10	0	0	0
Work activity for prison inmates	0	6	6	6	6
Other	7	16	8	6	6

IMPACT ON NET BORROWING	0	0	5	66	116

MINISTERO DELL’ECONOMIA E DELLE FINANZE	87

UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

TABLE A6: IMPACT OF DECREE-LAW NO. 91/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	5	92	134	134	134

Increase in revenues	0	84	125	125	125
Increase in tax rate for consumption of lubricating oils	0	12	12	12	12
Increase in excise taxes on beer, ethyl alcohol, and intermediate alcoholic products	0	20	62	62	62
Increase in base tax rate on processed tobacco	0	50	50	50	50
Other	0	1	1	1	1
Decrease in expenditure	5	9	9	9	9
Incoming payment for special accounting items set up by the Ministry of Cultural Heritage and Activities and Tourism	2	9	9	9	9
Reduction TAB. B Ministry of Economy and Finance	3	0	0	0	0

USE OF RESOURCES	5	87	133	130	130

Decrease in revenues	0	0	9	14	10
Increase in tax rate for consumption of lubricating oils - Income taxes	0	0	9	13	10
Increase in expenditure	5	87	125	117	120
Urgent measures for inventorying and digitalising cultural and artistic assets, and implementation of “500 young people for culture”	0	3	0	0	0
Regular opening to the public of cultural institutions and landmarks	0	13	13	13	13
Measures to promote young artists’ music - tax credit	0	5	5	5	0
Tax credit for cinematography industry	0	45	90	90	90
Fund for structural economic-policy measures	2	11	8	5	13
Italian National Museum for Hebraism and the Shoah	1	2	2	0	0
“New Uffizi” project (Uffizi Gallery Museum)	1	4	4	0	0
Other	1	6	5	5	4

IMPACT ON NET BORROWING	0	6	1	4	4

88	MINISTERO DELL’ECONOMIA E DELLE FINANZE

APPENDIX

TABLE A7: IMPACT OF DECREE-LAW NO. 101/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	8	55	70	70	70

Increase in revenues	3	18	23	23	23
Decrease in expenditure	5	37	47	47	47
Reduction in spending appropriations for compensation to voluntary fire-fighting personnel	5	30	40	40	40
Different use of operating programme resources co-financed by European 2014-2020 structural funds	0	4	4	4	4
Revolving fund for implementation of EU policies	0	1	1	1	1
Other	0	2	2	2	2

USE OF RESOURCES	8	52	67	67	67

Decrease in revenues	3	15	20	20	20
Increase in expenditure	5	37	47	47	47
Increase in fire-fighting personnel	5	30	40	40	40
Enhancements of Prime Minister Office and several Agencies structures	0	6	6	6	6
Other	0	2	2	2	2

IMPACT ON NET BORROWING	0	3	3	3	3

MINISTERO DELL’ECONOMIA E DELLE FINANZE	89

UPDATE OF THE ECONOMIC AND FINANCIAL DOCUMENT 2013

TABLE A8: IMPACT OF DECREE-LAW NO. 102/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	2,830	744	851	550	490
Increase in revenues	2,075	459	661	490	490
Reduction in maximum personal income tax deduction for expenditure on insurance premiums	0	459	661	490	490
Reduction of fund for social-welfare contributions relief for second-level salaries	250	0	0	0	0
Compensation for lost revenue to concessionaires of electronic legal gaming network	600	0	0	0	0
Increased VAT revenue from payment of PA’s debts	925	0	0	0	0
Revenues derived from electricity rate components	300	0	0	0	0
Decrease in expenditure	755	285	190	60	0
Use of fund for offsetting the effects of multiannual contributions	0	120	0	0	0
Reduction of appropriations for expenditure items regarding intermediate consumption and gross fixed investment/spending authorisations	575	115	90	10	0
Reduction of spending authorisation for MOSE project	0	50	50	0	0
Reduction of spending authorisation for Italian National Railway programme contracts	0	0	50	50	0
Reduction of expenditure on employee compensation	180	0	0	0	0

USE OF RESOURCES	2,819	645	587	486	504

Decrease in revenues	2,519	114	105	105	105
Measures regarding single municipal property tax (IMU)	2,422	79	79	79	79
Reduction of the tax rate on rent income from the contracts with rents set at controlled prices (from 19% to 15%)	12	35	26	26	26
Other	85	0	0	0	0
Increase in expenditure	300	531	482	381	399
Allowances under Domestic Stability Pact for entities experimenting with new local government accounting system	0	120	0	0	0
Refinancing of exceptional social safety nets	300	0	0	0	0
Widening of ‘safeguarded’ workers	0	151	164	124	85
Interest expense arising from increase in PA’s debt settlements	0	190	248	257	314
Increase in solidarity fund for first-home mortgages / access to credit for first-home purchases / Fund for subsidies in cases of unintentional arrearage on house payments	0	70	70	0	0

IMPACT ON NET BORROWING	11	98	264	64	-14

90	MINISTERO DELL’ECONOMIA E DELLE FINANZE

APPENDIX

TABLE A9: IMPACT OF DECREE-LAW NO. 104/2013 ON GENERAL GOVERNMENT NET BORROWING (in € mn; including induced effects)

	2013	2014	2015	2016	2017
INCREASE IN RESOURCES	13	407	578	620	623

Increase in revenues	13	390	535	560	561
Excise taxes on beer and other alcoholic beverages	12	131	216	216	216

VAT on beer and other alcoholic beverages	2	19	31	31	31
Introduction, as of 2014, of a mortgage and cadastral tax equal to EUR 50 for each tax to be paid on acts of transfer against payment of properties subject to registration tax	0	120	120	120	120
Increase in fixed registration, mortgage and cadastral taxes	0	48	48	48	48
Induced effects for decrease in employee compensation	0	72	119	145	146
Decrease in expenditure	0	18	43	60	62
Support teachers for disabled - Reduction in Social Insurance for Employment (ASPI) - transfers to Social Security Fund (INPS)	0	8	31	47	47
Use of economies from State exams	0	8	8	8	8
Other	0	2	4	5	7

USE OF RESOURCES	13	334	538	590	592

Decrease in revenues	0	15	20	25	25
Deduction of donations to universities and institutions for advanced education in arts and music (AFAM)	0	4	2	2	2
Enhancements to training and education programmes - Free museum access for school teachers	0	10	0	0	0
Beer and other alcoholic beverages - effects on direct taxes and regional tax on productivity (IRAP)	0	2	18	23	23
Increase in expenditure	13	319	518	565	567
State supplemental fund for scholarships and grants for education in arts and music	0	121	100	100	100
School buildings - Mortgages with charges for State’s account	0	0	120	150	150
Not-eligible teachers	0	95	95	95	95
Increase in fund for structural economic-policy measures	0	3	50	15	15
Welfare benefits to students and measures to curb the number of school dropouts	10	30	15	15	15
Continuity of support teachers for the disabled and mandatory training for school personnel	0	40	118	168	168
School managers and managers for the national evaluation system - Personnel at research facilities	0	19	20	22	24
Other	3	11	0	0	0

IMPACT ON NET BORROWING	0	73	39	30	31

MINISTERO DELL’ECONOMIA E DELLE FINANZE	91

The Update of the

ECONOMIC AND FINANCIAL DOCUMENT 2013

is available on-line

at the internet address listed below:

www.mef.gov.it • www.dt.tesoro.it • www.rgs.it

ISSN: 2240-3280